UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2022

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Alfredo S. Panlilio
Alfredo S. Panlilio
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: May 5, 2022

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 82500254

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

March 31, 2022

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

May 5, 2022

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith a copy of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three months (3) months ended March 31, 2022.

Very truly yours,

/s/ Marilyn A. Victorio-Aquino
MARILYN A. VICTORIO-AQUINO
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
gdgarcia@pldt.com.ph	(02) 8816-8056

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,501 as at March 31, 2022	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	(02) 8816-8056

Contact Person’s Address

11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	March 31, 2022

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793-000

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 8816-8056
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2022

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2022 (unaudited) and December 31, 2021 (audited) and for the three months ended March 31, 2022 and 2021 (unaudited) and related notes (pages F-1 to F-179) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes.  Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos.  Unless otherwise indicated, translation of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php51.91 to US$1.00, the exchange rate as at March 31, 2022 quoted through the Bankers Association of the Philippines.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors.  When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.  You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Three months ended March 31,		Increase (Decrease)
	2022	2021	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	50,148	47,924	2,224	5
Expenses	42,033	37,748	4,285	11
Other income (expenses) – net	3,790	(2,480)	6,270	253
Income before income tax	11,905	7,696	4,209	55
Net income	9,153	5,874	3,279	56
Core income	7,632	7,349	283	4
Telco core income	8,203	7,502	701	9
EBITDA	20,910	23,072	(2,162)	(9)
EBITDA margin(1)	44%	51%	—	—
Reported earnings per common share:
Basic	41.95	26.79	15.16	57
Diluted	41.95	26.79	15.16	57
Core earnings per common share(2):
Basic	35.26	33.95	1.31	4
Diluted	35.26	33.95	1.31	4

	March 31,	December 31,	Increase (Decrease)
	2022	2021	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	634,051	626,328	7,723	1
Property and equipment	307,125	302,736	4,389	1
Cash and cash equivalents and short-term investments	28,979	26,148	2,831	11
Total equity attributable to equity holders of PLDT	122,878	123,216	(338)	—
Long-term debt, including current portion	256,833	252,557	4,276	2
Net debt(3) to equity ratio	1.85x	1.83x	—	—

	Three months ended March 31,		Change
	2022	2021	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	18,547	17,508	1,039	6
Net cash used in investing activities	23,288	20,410	2,878	14
Payment for purchase of property and equipment, including capitalized interest	22,589	20,005	2,584	13
Net cash provided by (used in) financing activities	6,555	(5,939)	12,494	210
Operational Data
Number of mobile subscribers	70,279,671	71,804,412	(1,524,741)	(2)
Prepaid	68,224,018	69,706,746	(1,482,728)	(2)
Postpaid	2,055,653	2,097,666	(42,013)	(2)
Number of broadband subscribers	4,080,000	3,276,070	803,930	25
Fixed Line broadband	3,134,127	2,385,197	748,930	31
Fixed Wireless broadband	945,873	890,873	55,000	6
Number of fixed line subscribers	3,766,956	3,108,796	658,160	21
Total number of subscribers	78,126,627	78,189,278	(62,651)	—
Number of employees:	18,655	18,553	102	1
Fixed Line	13,350	13,040	310	2
LEC	11,509	11,322	187	2
Others	1,841	1,718	123	7
Wireless	5,305	5,513	(208)	(4)

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.
(2)	Core earnings per common share, or EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares for the year.
(3)	Net debt is derived by deducting cash and cash equivalents, short-term investments and debt instruments at amortized cost from total debt (long-term debt, including current portion).

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
March 31, 2022	51.91	51.57
December 31, 2021	50.97	49.28
March 31, 2021	48.54	48.31
December 31, 2020	48.02	49.63

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expense) – net.  EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the technology, media and telecommunications sector.  We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS.  EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS.  Unlike net income, EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, and operating, investing and financing cash flows.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.  Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income and Telco Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Voyager Innovations Holdings, Pte. Ltd., or VIH, losses, asset sales, and accelerated depreciation.  Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with PFRS as an indicator of our performance.  Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairments on non-current assets and non-recurring gains and losses.  We compensate for these limitations by using core income and telco core income as few of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance.  Such PFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines, in terms of both subscribers and revenues, serving the fixed line, wireless and broadband markets.  Through our three principal business segments, Wireless, Fixed Line and Others, we offer a diverse range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at March 31, 2022, we serve 78.1 million customers through the provision of mobile, fixed line and data services.  In addition to the business units discussed below, we have found it beneficial to view our business from a customer-served perspective.  Accordingly, we also assign metrics along the following marketing verticals: Home, Individual, Enterprise and International.

Our three business units are as follows:

•

Wireless — Our wireless business focuses on driving the growth of our data services while managing our legacy business of voice and short messaging services, or SMS. We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) MVNO and other services.

•

Fixed Line — We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and SME clients. Our fixed line business group offers data, voice and miscellaeous services.  We also provide other fixed line services such as data center, cloud, cyber security services and managed information technology through PLDT’s subsidiary, ePLDT.

•	Others — Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in VIH and Multisys.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated EBITDA, and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the three months ended March 31, 2022 and 2021.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2022 and 2021:

	2022	2021
	(amounts in million Php)
Consolidated net income	9,153	5,874
Add (deduct) adjustments:
Depreciation and amortization	12,567	11,721
Provision for income tax	2,752	1,822
Financing costs – net	2,698	2,443
Foreign exchange losses – net	1,060	623
Equity share in net losses of associates and joint ventures	758	314
Impairment of property and equipment	178	—
Amortization of intangible assets	50	1,175
Interest income	(134)	(210)
Gains on derivative financial instruments – net	(472)	(80)
Other income – net	(7,700)	(610)
Income from Prescription of Preferred Redemption Liability	(7,839)	—
Gain on dilution of shares	—	(324)
Net loss on debt modification	295	—
Others	(156)	(286)
Total adjustments	11,757	17,198
Consolidated EBITDA	20,910	23,072

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the three months ended March 31, 2022 and 2021:

	2022	2021
	(amounts in million Php)
Consolidated net income	9,153	5,874
Add (deduct) adjustments:
Manpower rightsizing program	4,553	180
Foreign exchange losses – net	1,060	623
Net loss on debt modification – net of amortization of discount/premium	341	—
Accelerated depreciation	277	277
Impairment of property and equipment	178	—
Impairment of investments	50	60
Sun Trademark amortization	—	1,126
Gains from changes in fair value of financial assets at FVPL	—	(20)
Corporate Recovery and Tax Incentives for Enterprises, or CREATE, Act impact for prior year deferred taxes	—	101
Core income adjustment on equity share in net income of associates and joint ventures	(22)	(152)
Net income attributable to noncontrolling interests	(75)	(71)
Gains on derivative financial instruments – net, excluding hedge costs	(536)	(130)
Income from Prescription of Preferred Redemption Liability	(7,839)	—
Net tax effect of aforementioned adjustments	492	(519)
Total adjustments	(1,521)	1,475
Consolidated core income	7,632	7,349
Add (deduct) adjustments:
Share in VIH losses	672	428
VIH gain on dilution, net of tax	—	(275)
Gain on asset sales, net of tax	(101)	—
Total adjustments	571	153
Telco core income	8,203	7,502

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin, core income and telco core income for the three months ended March 31, 2022 and 2021.  In each of the three months ended March 31, 2022 and 2021, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)
For the three months ended March 31, 2022
Revenues	25,747	34,537	—	(10,136)	50,148
Expenses	22,422	29,605	5	(9,999)	42,033
Other income (expenses) – net	(2,156)	7,680	(736)	(998)	3,790
Income (loss) before income tax	1,169	12,612	(741)	(1,135)	11,905
Provision for (benefit from) income tax	171	2,557	(80)	104	2,752
Net income (loss)/Segment profit (loss)	998	10,055	(661)	(1,239)	9,153
EBITDA	13,292	11,220	(5)	(3,597)	20,910
EBITDA margin(1)	56%	33%	—	—	44%
Core income (loss)	1,871	7,755	(695)	(1,299)	7,632
Telco core income (loss)	1,871	7,654	(23)	(1,299)	8,203

For the three months ended March 31, 2021
Revenues	27,383	26,555	—	(6,014)	47,924
Expenses	22,705	21,085	2	(6,044)	37,748
Other income (expenses) – net	(1,651)	4,292	(148)	(4,973)	(2,480)
Income (loss) before income tax	3,027	9,762	(150)	(4,943)	7,696
Provision for (benefit from) income tax	1,561	300	(87)	48	1,822
Net income (loss)/Segment profit (loss)	1,466	9,462	(63)	(4,991)	5,874
EBITDA	14,802	10,307	(2)	(2,035)	23,072
EBITDA margin(1)	59%	39%	—	—	51%
Core income (loss)	3,701	8,591	(94)	(4,849)	7,349
Telco core income (loss)	3,701	8,591	59	(4,849)	7,502

Increase (Decrease)
Revenues	(1,636)	7,982	—	(4,122)	2,224
Expenses	(283)	8,520	3	(3,955)	4,285
Other income (expenses) – net	(505)	3,388	(588)	3,975	6,270
Income (loss) before income tax	(1,858)	2,850	(591)	3,808	4,209
Provision for (benefit from) income tax	(1,390)	2,257	7	56	930
Net income (loss)/Segment profit (loss)	(468)	593	(598)	3,752	3,279
EBITDA	(1,510)	913	(3)	(1,562)	(2,162)
Core income (loss)	(1,830)	(836)	(601)	3,550	283
Telco core income (loss)	(1,830)	(937)	(82)	3,550	701

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php50,148 million for the three months ended March 31, 2022, an increase of Php2,224 million, or 5%, as compared with Php47,924 million in the same period in 2021, primarily due to higher revenues from data and voice services from our Fixed Line business segment, partially offset by lower revenues from mobile services in our Wireless business segment.

Our consolidated service revenues of Php47,974 million for the three months ended March 31, 2022, increased by Php2,297 million, or 5%, from Php45,677 million in the same period in 2021.  Our consolidated non-service revenues of Php2,174 million for the three months ended March 31, 2022, decreased by Php73 million, or 3%, from Php2,247 million in the same period in 2021.

Consolidated service revenues, net of interconnection costs, amounted to Php46,378 million for the three months ended March 31, 2022, an increase of Php1,534 million, or 3%, from Php44,844 million in the same period in 2021.

The following table shows the breakdown of our consolidated revenues by services for the three months ended March 31, 2022 and 2021:

	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the three months ended March 31, 2022
Service Revenues
Wireless	23,686		(218)	23,468
Mobile	23,081		(186)	22,895
Fixed Wireless broadband	573		—	573
MVNO and others	32		(32)	—
Fixed Line		34,424	(9,918)	24,506
Voice		11,207	(5,358)	5,849
Data		23,074	(4,489)	18,585
Home broadband		11,381	(8)	11,373
Corporate data and ICT		11,693	(4,481)	7,212
Miscellaneous		143	(71)	72
Total Service Revenues	23,686	34,424	(10,136)	47,974
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	2,061	88	—	2,149
Point-product sales	—	25	—	25
Total Non-Service Revenues	2,061	113	—	2,174
Total Revenues	25,747	34,537	(10,136)	50,148
For the three months ended March 31, 2021
Service Revenues
Wireless	25,220		(404)	24,816
Mobile	24,573		(332)	24,241
Fixed Wireless broadband	573		—	573
MVNO and others	74		(72)	2
Fixed Line		26,471	(5,610)	20,861
Voice		8,032	(3,054)	4,978
Data		18,292	(2,473)	15,819
Home broadband		9,238	(14)	9,224
Corporate data and ICT		9,054	(2,459)	6,595
Miscellaneous		147	(83)	64
Total Service Revenues	25,220	26,471	(6,014)	45,677
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	2,163	97	—	2,260
Point-product sales	—	(13)	—	(13)
Total Non-Service Revenues	2,163	84	—	2,247
Total Revenues	27,383	26,555	(6,014)	47,924

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	25,747	51	27,383	57	(1,636)	(6)
Fixed Line	34,537	69	26,555	55	7,982	30
Inter-segment transactions	(10,136)	(20)	(6,014)	(12)	(4,122)	(69)
Consolidated	50,148	100	47,924	100	2,224	5

Our consolidated revenues are further segmented by market, based on the type of customers served.  “Home” refers to household subscribers, “Individual” covers mobile wireless individual customers, “Enterprise” encompasses business-based customers, corporate or micro, small and medium enterprises, and “International” refers to international carrier customers.

The following table shows our consolidated revenues by market segment for each of our business segments for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021(1)%		Amount	%
	(amounts in million Php)
Wireless	23,468	47	24,816	52	(1,348)	(5)
Individual	20,332	41	21,681	45	(1,349)	(6)
Enterprise	2,605	5	2,366	5	239	10
International	531	1	769	2	(238)	(31)
Fixed Line	24,506	49	20,861	43	3,645	17
Individual	45	—	398	1	(353)	(89)
Home	13,605	27	10,913	23	2,692	25
Enterprise	9,055	18	8,485	17	570	7
International	1,770	4	1,046	2	724	69
Others	31	—	19	—	12	63
Total Service Revenues	47,974	96	45,677	95	2,297	5
Wireless	2,061	4	2,163	5	(102)	(5)
Individual	1,751	3	1,789	4	(38)	(2)
Enterprise	299	1	372	1	(73)	(20)
International	11	—	2	—	9	450
Fixed Line	113	—	84	—	29	35
Individual	8	—	46	—	(38)	(83)
Home	36	—	43	—	(7)	(16)
Enterprise	69	—	(5)	—	74	1,480
Total Non-Service Revenues	2,174	4	2,247	5	(73)	(3)
Total Revenues	50,148	100	47,924	100	2,224	5

(1)	Certain amounts for the three months ended March 31, 2021 were reclassifed to conform with the current year presentation.

Expenses

Consolidated expenses increased by Php4,285 million, or 11%, to Php42,033 million for the three months ended March 31, 2022 from Php37,748 million in the same period in 2021, primarily due to higher selling, general and administrative expenses, interconnection costs, and depreciation and amortization in our Fixed Line business segment, partially offset by lower selling, general and administrative expenses in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	22,422	53	22,705	60	(283)	(1)
Fixed Line	29,605	71	21,085	56	8,520	40
Others	5	—	2	—	3	150
Inter-segment transactions	(9,999)	(24)	(6,044)	(16)	(3,955)	(65)
Consolidated	42,033	100	37,748	100	4,285	11

Other Income (Expenses) – Net

Consolidated other income – net amounted to Php3,790 million for the three months ended March 31, 2022, a change of Php6,270 million, as against consolidated other expenses – net of Php2,480 million in the same period in 2021, primarily due to the combined effects of the following: (i) higher other income – net from our Fixed Line business segment; (ii) higher gains on derivative financial instruments from our Fixed Line and Wireless business segments; (iii) higher foreign exchange losses across all our business segments; and (iv) higher equity share in net losses from our Other business segment, and equity share in net earnings in 2021 from our Fixed Line business segment.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the three months ended March 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Wireless	(2,156)	(1,651)	(505)	(31)
Fixed Line	7,680	4,292	3,388	79
Others	(736)	(148)	(588)	(397)
Inter-segment transactions	(998)	(4,973)	3,975	80
Consolidated	3,790	(2,480)	6,270	253

Net Income (Loss)

Consolidated net income increased by Php3,279 million, or 56%, to Php9,153 million for the three months ended March 31, 2022 from Php5,874 million in the same period in 2021, primarily due to higher net income from our Fixed Line business segment, partially offset by lower net income from our Wireless business segment and higher net loss from our Other business segment.  Our consolidated basic and diluted EPS increased to Php41.95 for the three months ended March 31, 2022 from Php26.79 in the same period in 2021.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of 2022 and 2021.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	998	11	1,466	25	(468)	(32)
Fixed Line	10,055	110	9,462	161	593	6
Others	(661)	(7)	(63)	(1)	(598)	(949)
Inter-segment transactions	(1,239)	(14)	(4,991)	(85)	3,752	75
Consolidated	9,153	100	5,874	100	3,279	56

EBITDA

Our consolidated EBITDA amounted to Php20,910 million for the three months ended March 31, 2022, a decrease of Php2,162 million, or 9%, as compared with Php23,072 million in the same period in 2021, primarily due to lower EBITDA from our Wireless business segment, partially offset by higher EBITDA from our Fixed Line business segment.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	13,292	63	14,802	64	(1,510)	(10)
Fixed Line	11,220	54	10,307	45	913	9
Others	(5)	—	(2)	—	(3)	(150)
Inter-segment transactions	(3,597)	(17)	(2,035)	(9)	(1,562)	(77)
Consolidated	20,910	100	23,072	100	(2,162)	(9)

Our consolidated EBITDA excluding manpower rightsizing program, or MRP, amounted to Php25,463 million for the three months ended March 31, 2022, an increase of Php2,211 million, or 10%, as compared with Php23,252 million in the same period in 2021.  Adjusted for the impact of Typhoon Odette, our consolidated EBITDA excluding MRP would have been Php26,067 million, an increase of Php2,815 million, or 12% from the same period in 2021.

Core Income

Our consolidated core income amounted to Php7,632 million for the three months ended March 31, 2022, an increase of Php283 million, or 4%, as compared with Php7,349 million in the same period in 2021, mainly on account of higher EBITDA excluding MRP, partially offset by higher depreciation and amortization, equity share in net losses of associates and joint ventures, and financing costs.  Our consolidated basic and diluted core EPS increased to Php35.26 for the three months ended March 31, 2022 from Php33.95 in the same period in 2021.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	1,871	24	3,701	50	(1,830)	(49)
Fixed Line	7,755	102	8,591	117	(836)	(10)
Others	(695)	(9)	(94)	(1)	(601)	(639)
Inter-segment transactions	(1,299)	(17)	(4,849)	(66)	3,550	73
Consolidated	7,632	100	7,349	100	283	4

Telco Core Income

Our consolidated telco core income amounted to Php8,203 million for the three months ended March 31, 2022, an increase of Php701 million, or 9%, as compared with Php7,502 million in the same period in 2021, mainly due to higher EBITDA excluding MRP, partially offset by higher depreciation and amortization, equity share in net losses of associates and joint ventures, and financing costs.  Adjusted for the impact of Typhoon Odette, our consolidated telco core income would have been Php8,790 million, an increase of Php1,288 million, or 17% from the same period in 2021.

The following table shows the breakdown of our consolidated telco core income by business segment for the three months ended March 31, 2022 and 2021:

					Change
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Wireless	1,871	23	3,701	49	(1,830)	(49)
Fixed Line	7,654	93	8,591	115	(937)	(11)
Others	(23)	—	59	1	(82)	(139)
Inter-segment transactions	(1,299)	(16)	(4,849)	(65)	3,550	73
Consolidated	8,203	100	7,502	100	701	9

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php25,747 million from our Wireless business segment for the three months ended March 31, 2022, a decrease of Php1,636 million, or 6%, from Php27,383 million in the same period in 2021.

The following table summarizes our total revenues by service from our Wireless business segment for the three months ended March 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	23,081	90	24,573	90	(1,492)	(6)
Fixed Wireless broadband	573	2	573	2	—	—
MVNO and others(1)	32	—	74	—	(42)	(57)
Total Wireless Service Revenues	23,686	92	25,220	92	(1,534)	(6)
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	2,061	8	2,163	8	(102)	(5)
Total Wireless Revenues	25,747	100	27,383	100	(1,636)	(6)

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facility service fees.

Service Revenues

Our wireless service revenues decreased by Php1,534 million, or 6%, to Php23,686 million for the three months ended March 31, 2022 as compared with Php25,220 million in the same period in 2021, primarily due to lower revenues from mobile, and MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 92% in each of the three months ended March 31, 2022 and 2021.

Wireless service revenues, net of interconnection costs, amounted to Php23,505 million for the three months ended March 31, 2022, a decrease of Php1,586 million, or 6%, from Php25,091 million in the same period in 2021.

Mobile Services

Our mobile service revenues amounted to Php23,081 million for the three months ended March 31, 2022, a decrease of Php1,492 million, or 6%, from Php24,573 million in the same period in 2021.  Mobile service revenues accounted for 97% of our wireless service revenues in each of the three months ended March 31, 2022 and 2021.

The following table shows the breakdown of our mobile service revenues for the three months ended March 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	17,556	76	17,568	71	(12)	—
Voice	3,792	17	4,831	20	(1,039)	(22)
SMS	1,474	6	1,545	6	(71)	(5)
Inbound roaming and others(1)	259	1	629	3	(370)	(59)
Total	23,081	100	24,573	100	(1,492)	(6)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and facility service fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, decreased by Php12 million to Php17,556 million for the three months ended March 31, 2022 from Php17,568 million in the same period in 2021 due to the decrease in mobile internet revenues driven mainly by lower subscribers, partially offset by the increase in mobile broadband mainly attributed to Smart Bro Rocket launched in August 2021.

Data services accounted for 76% and 71% of our mobile service revenues for the three months ended March 31, 2022 and 2021, respectively.

The following table shows the breakdown of our mobile data service revenues for the three months ended March 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	16,407	93	16,512	94	(105)	(1)
Mobile broadband	889	5	760	4	129	17
Other data	260	2	296	2	(36)	(12)
Total	17,556	100	17,568	100	(12)	—

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues decreased by Php105 million to Php16,407 million for the three months ended March 31, 2022 from Php16,512 million in the same period in 2021, primarily due to the decline in subscriber base.

Alleviating the decline are Smart’s latest prepaid product offerings which include Smart Giga Power and TNT Pantawid load, while Smart Postpaid data adoption was driven by the continued promotion of its Unli 5G plans.

Smart continues to drive GigaLife App, through exclusive offerings such as Unli 5G, via Gigapoints.  Smart also has GigaPlay App, which provides its subscribers exclusive video access to Kpop content, international music festivals, live sports streaming such as PBA, PVL and NBA TV Philippines channel, as well as pay-per-view (“PPV”) digital movie.  In addition, Smart recently launched the Giga Arena, an online arcade and e-Sport tournament platform exclusively available to Smart subscribers to cater to subscribers’ gaming demands.

Mobile internet services accounted for 71% and 67% of our mobile service revenues for the three months ended March 31, 2022 and 2021, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php889 million for the three months ended March 31, 2022, an increase of Php129 million, or 17%, from Php760 million in the same period in 2021, primarily due to higher mobile broadband subscriber base.

In August 2021, Smart launched the Smart Bro Rocket SIM aimed at the heavy wireless broadband users.  Smart Bro Rocket SIM provides unlimited data valid for 30 days at an introductory price of Php499.  Smart increased the price of its Smart Bro UnliData from Php499 to Php599, which generated higher revenues for our mobile broadband service.  Mobile broadband services accounted for 4% and 3% of our mobile service revenues for the three months ended March 31, 2022 and 2021, respectively.

Other Data

Revenues from our other data services, which include value-added services, or VAS, and domestic leased lines, decreased by Php36 million, or 12%, to Php260 million for the three months ended March 31, 2022 from Php296 million in the same period in 2021.  The decrease was primarily due to lower revenues from VAS via direct carrier billing, driven by the decline in mobile gaming.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php1,039 million, or 22%, to Php3,792 million for the three months ended March 31, 2022 from Php4,831 million in the same period in 2021, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services.  In view of these new digital solutions and to improve its voice service, Smart has been provisioning its mobile users for Voice over LTE, or VoLTE, and Voice over Wifi, or VoWiFi, services which routes the voice calls through digital channels. VoLTE and VoWifi offer better voice quality.  Mobile voice services accounted for 17% and 20% of our mobile service revenues for the three months ended March 31, 2022 and 2021, respectively.

Domestic voice service revenues decreased by Php816 million, or 19%, to Php3,426 million for the three months ended March 31, 2022 from Php4,242 million in the same period in 2021, mainly due to lower traffic from domestic outbound voice services.

International voice service revenues decreased by Php223 million, or 38%, to Php366 million for the three months ended March 31, 2022 from Php589 million in the same period in 2021 resulting from the declining trend of international inbound voice traffic due to subscribers’ shift to application-based form of communications and other OTT services.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php71 million, or 5%, to Php1,474 million for the three months ended March 31, 2022 from Php1,545 million in the same period in 2021, mainly due to the decline in SMS volumes arising from the increased adoption of alternative messaging solutions, such as OTT services, social media, and messenger application, partially offset by the increase in Application-to-Person (“A2P”) service revenues.  Mobile SMS services accounted for 6% of our mobile service revenues in each of the three months ended March 31, 2022 and 2021.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php370 million, or 59%, to Php259 million for the three months ended March 31, 2022 from Php629 million in the same period in 2021, mainly due to lower facility service fees related to fixed wireless business and lower revenues from other subscriber-related income.

The following table shows the breakdown of our mobile service revenues by service type for the three months ended March 31, 2022 and 2021:

			Increase (Decrease)
	2022	2021	Amount	%
	(amounts in million Php)
Mobile service revenues	23,081	24,573	(1,492)	(6)
By service type
Prepaid	18,296	19,320	(1,024)	(5)
Postpaid	4,526	4,624	(98)	(2)
Inbound roaming and others	259	629	(370)	(59)

Prepaid Mobile Revenues

Revenues generated from our mobile prepaid services amounted to Php18,296 million for the three months ended March 31, 2022, a decrease of Php1,024 million, or 5%, as compared with Php19,320 million in the same period in 2021.  Mobile prepaid service revenues accounted for 79% of mobile service revenues in each of the three months ended March 31, 2022 and 2021.  The decrease in revenues from our mobile prepaid services was attributed to lower subscriber base and lower average daily top-ups.

Postpaid Mobile Revenues

Revenues generated from our mobile postpaid services amounted to Php4,526 million for the three months ended March 31, 2022, a decrease of Php98 million, or 2%, as compared with Php4,624 million in the same period in 2021, primarily due to a decline in the postpaid subscriber base. Mobile postpaid service revenues accounted for 20% and 19% of mobile service revenues in 2022 and 2021, respectively.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at March 31, 2022 and 2021:

			Increase (Decrease)
	2022	2021	Amount	%
Mobile subscriber base
Smart(1)	27,813,829	28,669,575	(855,746)	(3)
Prepaid	26,229,708	27,227,210	(997,502)	(4)
Postpaid	1,584,121	1,442,365	141,756	10
TNT	41,994,310	42,479,536	(485,226)	(1)
Sun Postpaid(1)	471,532	655,301	(183,769)	(28)
Total mobile subscribers	70,279,671	71,804,412	(1,524,741)	(2)

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 4.6% and 5.6% for the three months ended March 31, 2022 and 2021, respectively, while the average monthly churn rates for TNT subscribers were 4.5% and 4.0% for the three months ended March 31, 2022 and 2021, respectively.

The average monthly churn rates for Smart Postpaid subscribers were 1.2% and 2.4% for the three months ended March 31, 2022 and 2021, respectively.  The average monthly churn rates for Sun Postpaid subscribers were 2.1% and 2.8% for the three months ended March 31, 2022 and 2021, respectively.

The following table summarizes our average monthly ARPUs for the three months ended March 31, 2022 and 2021:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2022	2021	Amount	%	2022	2021	Amount	%
	(amounts in Php)
Prepaid
Smart	116	122	(6)	(5)	99	104	(5)	(5)
TNT	94	96	(2)	(2)	82	83	(1)	(1)
Postpaid
Smart	824	852	(28)	(3)	786	819	(33)	(4)
Sun	447	419	28	7	440	407	33	8

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers in the month.

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php573 million in each of the three months ended March 31, 2022 and 2021.  Fixed wireless subscriber base reached approximately 946,000 in the first quarter of 2022, including Prepaid Home WiFi (“PHW”) subscribers that were transferred to Smart beginning February 2021.

In December 2021, Smart lauched the first prepaid 5G Home Router.  Smart Bro Home WiFi 5G is a plug-and-play device that can connect up to 10 Wifi-enabled devices with a fiber-like speed of Smart 5G.

In February 2022, Smart launched UnliFam 999 which provides unlimited data for family sharing and home WiFi users valid for 30 days.

MVNO and Others

Revenues from our MVNO and other services amounted to Php32 million for the three months ended March 31, 2022, a decrease of Php42 million, or 57%, from Php74 million in the same period in 2021, primarily due to lower facility service fees.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers, tablets and accessories.  Our wireless non-service revenues decreased by Php102 million, or 5%, to Php2,061 million for the three months ended March 31, 2022 from Php2,163 million in the same period in 2021, primarily due to a lower revenue per unit for mobile handsets and routers.

Expenses

Expenses associated with our Wireless business segment amounted to Php22,422 million for the three months ended March 31, 2022, a decrease of Php283 million, or 1%, from Php22,705 million in the same period in 2021.  The decrease was attributable to lower selling, general and administrative expenses, provisions, and cost of sales and services, partially offset by higher depreciation and amortization, interconnection costs and asset impairment.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 87% and 83% for the three months ended March 31, 2022 and 2021, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	9,822	44	8,949	39	873	10
Selling, general and administrative expenses	9,162	41	10,175	45	(1,013)	(10)
Cost of sales and services	2,708	12	2,787	12	(79)	(3)
Provisions	416	2	569	3	(153)	(27)
Interconnection costs	181	1	129	1	52	40
Asset impairment	133	—	96	—	37	39
Total	22,422	100	22,705	100	(283)	(1)

Depreciation and amortization charges increased by Php873 million, or 10%, to Php9,822 million, mainly on account of higher depreciation of right-of-use asset, partly offset by decrease on regular depreciation.

Selling, general and administrative expenses decreased by Php1,013 million, or 10%, to Php9,162 million, primarily due to lower expenses related to amortization of intangibles, mainly on account of Sun trademark amortization in 2021, selling and promotions, professional and contracted services, and insurance and security services, partly offset by higher expenses related to compensation and employee benefits, repairs and maintenance, rent, taxes and licenses, and communication, training and travel.

Cost of sales and services decreased by Php79 million, or 3%, to Php2,708 million, primarily due to a lower average cost per unit for mobile handsets and routers, partly offset by higher cost of content and services.

Provisions decreased by Php153 million, or 27%, to Php416 million, primarily due to lower provision for expected credit losses, partly offset by higher provision for inventory obsolescence.

Interconnection costs increased by Php52 million, or 40%, to Php181 million, primarily due to higher interconnection costs on A2P transactions and international voice services.

Asset impairment, increased by Php37 million, or 39%, to Php133 million primarily due to impairment charges on certain network equipment damaged by Typhoon Odette, partly offset by lower contract asset impairment.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the three months ended March 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Financing costs – net	(2,135)	(1,659)	(476)	(29)
Foreign exchange losses – net	(456)	(289)	(167)	(58)
Interest income	77	108	(31)	(29)
Gains on derivative financial instruments – net	171	31	140	452
Other income – net	187	158	29	18
Total	(2,156)	(1,651)	(505)	(31)

Our Wireless business segment’s other expenses – net amounted to Php2,156 million for the three months ended March 31, 2022, an increase of Php505 million, or 31%, from Php1,651 million in the same period in 2021, primarily due to the combined effects of the following: (i) higher net financing costs by Php476 million mainly due to higher accretion on lease liabilities; (ii) higher foreign exchange losses by Php167 million; (iii) lower interest income by Php31 million; (iv) higher other income – net by Php29 million; and (v) higher net gains on derivative financial instruments by Php140 million.

Provision for Income Tax

Provision for income tax amounted to Php171 million for the three months ended March 31, 2022, a decrease of Php1,390 million, or 89%, from Php1,561 million in the same period in 2021, mainly due to lower taxable income and the net unfavorable impact of CREATE adjustments for prior year deferred tax assets booked in the first quarter of 2021.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php468 million, or 32%, to Php998 million for the three months ended March 31, 2022 from Php1,466 million in the same period in 2021.

EBITDA

Our Wireless business segment’s EBITDA decreased by Php1,510 million, or 10%, to Php13,292 million for the three months ended March 31, 2022 from Php14,802 million in the same period in 2021.  EBITDA margin decreased to 56% for the three months ended March 31, 2022 from 59% in the same period in 2021.

Core Income

Our Wireless business segment’s core income decreased by Php1,830 million, or 49%, to Php1,871 million for the three months ended March 31, 2022 from Php3,701 million in the same period in 2021, mainly on account of lower

EBITDA excluding MRP, and higher depreciation and amortization and financing costs, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php34,537 million for the three months ended March 31, 2022, an increase of Php7,982 million, or 30%, from Php26,555 million in the same period in 2021.

The following table summarizes our total revenues by service from our Fixed Line business segment for the three months ended March 31, 2022 and 2021:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	23,074	67	18,292	69	4,782	26
Voice	11,207	33	8,032	30	3,175	40
Miscellaneous	143	—	147	1	(4)	(3)
	34,424	100	26,471	100	7,953	30
Non-Service Revenues:
Sale of computers, phone units and point-product sales	113	—	84	—	29	35
Total Fixed Line Revenues	34,537	100	26,555	100	7,982	30

Service Revenues

Our fixed line service revenues increased by Php7,953 million, or 30%, to Php34,424 million for the three months ended March 31, 2022 from Php26,471 million in the same period in 2021, primarily due to higher revenues from our data and voice services.

Fixed Line service revenues, net of interconnection costs, amounted to Php27,645 million for the three months ended March 31, 2022, an increase of Php4,926 million, or 22%, from Php22,719 million in the same period in 2021.

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cyber security, and managed IT offerings, posted revenues of Php23,074 million for the three months ended March 31, 2022, an increase of Php4,782 million, or 26%, from Php18,292 million in the same period in 2021, primarily due to higher revenues from home broadband, corporate data and leased lines, and ICT services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 67% and 69% for the three months ended March 31, 2022 and 2021, respectively.

The following table shows information of our data service revenues for the three months ended March 31, 2022 and 2021:

			Increase
	2022	2021	Amount	%
	(amounts in million Php)
Data service revenues	23,074	18,292	4,782	26
Home broadband	11,381	9,238	2,143	23
Corporate data and ICT	11,693	9,054	2,639	29

Home Broadband

Home broadband data revenues amounted to Php11,381 million for the three months ended March 31, 2022, an increase of Php2,143 million, or 23%, from Php9,238 million in the same period in 2021.  This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr), which the company is providing through the nationwide roll-out of its fiber-to-the-home, or FTTH, network and its existing copper network, which is progressively being upgraded to fiber.  Home broadband revenues accounted for 49% and 51% of fixed line data service revenues for the three months ended March 31, 2022 and 2021, respectively.  PLDT’s FTTH nationwide network roll-out has reached over 15.5 million homes passed as of March 31, 2022, while the number of ports has grown to about 6.3 million.

Corporate Data and ICT

Corporate data services amounted to Php9,721 million for the three months ended March 31, 2022, an increase of Php2,400 million, or 33%, as compared with Php7,321 million in the same period in 2021, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 42% and 40% for the three months ended March 31, 2022 and 2021, respectively.

ICT revenues increased by Php239 million, or 14%, to Php1,972 million for the three months ended March 31, 2022 from Php1,733 million in the same period in 2021, mainly due to higher revenues from data center, cloud and managed IT services, partially offset by lower revenues from cyber security services.  The percentage contribution of this service segment to our total data service revenues accounted for 9% in each of the three months ended March 31, 2022 and 2021.

Voice Services

Revenues from our voice services increased by Php3,175 million, or 40%, to Php11,207 million for the three months ended March 31, 2022 from Php8,032 million in the same period in 2021, primarily due to higher revenues from international services of PLDT Global.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 33% and 30% for the three months ended March 31, 2022 and 2021, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php4 million, or 3%, to Php143 million for the three months ended March 31, 2022 from Php147 million in the same period in 2021.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for nil and 1% for the three months ended March 31, 2022 and 2021, respectively.

Non-service Revenues

Non-service revenues increased by Php29 million, or 35%, to Php113 million for the three months ended March 31, 2022 from Php84 million in the same period in 2021, primarily due to higher sale of managed ICT equipment and point-product-sales, partially offset by lower sale of PHW broadband routers and set top box.

Expenses

Expenses related to our Fixed Line business segment totaled Php29,605 million for the three months ended March 31, 2022, an increase of Php8,520 million, or 40%, as compared with Php21,085 million in the same period in 2021.  The increase was primarily due to higher selling, general and administrative expenses, interconnection costs, depreciation and amortization, asset impairment and cost of sales and services, partially offset by lower provisions.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 86% and 79% for the three months ended March 31, 2022 and 2021, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2022 and 2021 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2022	%	2021	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	15,258	52	10,745	51	4,513	42
Interconnection costs	6,779	23	3,752	18	3,027	81
Depreciation and amortization	6,205	21	4,837	23	1,368	28
Cost of sales and services	834	3	823	4	11	1
Provisions	443	1	926	4	(483)	(52)
Asset impairment	86	—	2	—	84	4,200
Total	29,605	100	21,085	100	8,520	40

Selling, general and administrative expenses increased by Php4,513 million, or 42%, to Php15,258 million primarily due to higher expenses related to compensation and employee benefits on account of higher MRP, repairs and maintenance, selling and promotions, and communication, training and travel, partly offset by lower expenses related to professional and other contracted services, and taxes and licenses.

Interconnection costs increased by Php3,027 million, or 81%, to Php6,779 million, primarily due to higher international interconnection costs of PLDT Global.

Depreciation and amortization charges increased by Php1,368 million, or 28%, to Php6,205 million mainly on account of higher depreciable asset base, combined with higher depreciation of right-of-use asset.

Provisions decreased by Php483 million, or 52%, to Php443 million, primarily due to lower provisions for expected credit losses and inventory obsolescence.

Cost of sales and services amounted to Php834 million for the three months ended March 31, 2022, an increase of Php11 million, or 1%, from Php823 million in the same period in 2021.

Asset impairment increased by Php84 million to Php86 million primarily due to impairment charges on certain network equipment damaged by Typhoon Odette.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the three months ended March 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	301	49	252	514
Interest income	52	95	(43)	(45)
Equity share in net earnings of associates	—	207	(207)	(100)
Foreign exchange losses – net	(627)	(363)	(264)	(73)
Financing costs – net	(1,540)	(1,453)	(87)	(6)
Other income – net	9,494	5,757	3,737	65
Total	7,680	4,292	3,388	79

Our Fixed Line business segment’s other income amounted to Php7,680 million for the three months ended March 31, 2022, an increase of Php3,388 million, or 79%, from Php4,292 million in the same period in 2021, primarily due to the combined effects of the following: (i) higher other income – net by Php3,737 million mainly due to PLDT’s income from prescription of preferred redemption liability, partially offset by lower dividend income from Smart, and gain on sale of PHW subscribers in 2021; (ii) higher net gains on derivative financial instruments by Php252 million due to the higher depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021; (iii) lower interest income by Php43 million; (iv)  higher net financing costs by Php87 million; (v) equity share in net earnings of associates and joint ventures of Php207 million in 2021; and
(vi) higher net foreign exchange losses by Php264 million mainly on account of revaluation of net foreign currency-

denominated liabilities due to the higher depreciation of the Philippine peso relative to the U.S. dollar in 2022 as compared with the same period in 2021.

Provision for Income Tax

Provision for income tax amounted to Php2,557 million for the three months ended March 31, 2022, an increase of Php2,257 million from Php300 million in the same period in 2021, mainly due to higher taxable income and the net favorable impact of 2020 income tax retroactive adjustment, per Revenue Regulations No. 5-2021, recognized in the first quarter of 2021.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php10,055 million for the three months ended March 31, 2022, an increase of Php593 million, or 6%, as compared with Php9,462 million in the same period in 2021.

EBITDA

Our Fixed Line business segment’s EBITDA increased by Php913 million, or 9%, to Php11,220 million for the three months ended March 31, 2022 from Php10,307 million in the same period in 2021.  EBITDA margin decreased to 33% for the three months ended March 31, 2022 from 39% in the same period in 2021.

Core Income

Our Fixed Line business segment’s core income decreased by Php836 million, or 10%, to Php7,755 million for the three months ended March 31, 2022 from Php8,591 million in the same period in 2021, primarily due to higher EBITDA excluding MRP, partially offset by higher depreciation and amortization, and provision for income tax.

Others

Revenues

Revenues generated from our Other business segment amounted to nil in each of the three months ended March 31, 2022 and 2021.

Expenses

Expenses related to our Other business segment increased by Php3 million to Php5 million for the three months ended March 31, 2022 from Php2 million in the same period in 2021.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the three months ended March 31, 2022 and 2021:

			Change
	2022	2021	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Foreign exchange gains – net	16	23	(7)	(30)
Interest income	5	7	(2)	(29)
Equity share in net losses of associates and joint ventures	(758)	(521)	(237)	(45)
Other income – net	1	343	(342)	(100)
Total	(736)	(148)	(588)	(397)

Our Other business segment’s other expenses – net amounted to Php736 million for the three months ended March 31, 2022, an increase of Php588 million from Php148 million in the same period in 2021, primarily due to the combined effects of the following: (i) lower other income – net by Php342 million mainly due to VIH gain on dilution in 2021; (ii) higher equity share in net losses of associates and joint ventures by Php237 million mainly due to higher equity share in net losses in VIH; (iii) lower interest income by Php2 million; and (iv) lower net foreign exchange gains by Php7 million.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php661 million for the three months ended March 31, 2022, an increase of Php598 million from Php63 million in the same period in 2021.

Core Loss

Our Other business segment’s core loss amounted to Php695 million for the three months ended March 31, 2022, an increase of Php601 million from Php94 million in the same period in 2021.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2022 and 2021, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2022 and December 31, 2021:

	Three months ended March 31,
	2022	2021
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	18,547	17,508
Net cash flows used in investing activities	23,288	20,410
Payment for purchase of property and equipment, including capitalized interest	22,589	20,005
Net cash flows provided by (used in) financing activities	6,555	(5,939)
Net increase (decrease) in cash and cash equivalents	1,923	(8,756)

	March 31,	December 31,
	2022	2021
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	242,620	241,075

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	14,213	11,482
Total interest-bearing financial liabilities	256,833	252,557
Total equity attributable to equity holders of PLDT	122,878	123,216
	379,711	375,773

Other Selected Financial Data
Total assets	634,051	626,328
Property and equipment	307,125	302,736
Cash and cash equivalents	25,830	23,907
Short-term investments	3,149	2,241

Our consolidated cash and cash equivalents and short-term investments totaled Php28,979 million as at March 31, 2022.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2022 were cash flows from operating activities amounting to Php18,547 million, proceeds from the release of preferred redemption fund of Php7,839 million, proceeds from availment of long-term and short-term debts of Php5,000 million and Php4,000 million, respectively, and proceeds from disposal of property of equipment of Php194 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php22,589 million; (2) long-term debt principal and interest payments of Php5,797 million and Php2,070 million, respectively; (3) settlement of obligations under lease liabilities of Php2,261 million; and
(4) payment for purchase of short-term investments of Php898 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php32,476 million as at March 31, 2021.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2021 were cash flows from operating activities amounting to Php17,508 million, proceeds from availment of long-term debt of Php12,000 million and interest received of Php232 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php20,005 million; (2) long-term debt principal and interest payments of Php13,634 million and Php2,108 million, respectively; (3) settlement of obligations under lease liabilities of Php1,924 million; and (4) payment for acquisition of investments in associates and joint ventures of Php507 million, mainly PCEV’s additional investment in VIH’s preferred shares.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php1,039 million, or 6%, to Php18,547 million for the three months ended March 31, 2022 from Php17,508 million in the same period in 2021, primarily due to lower prepayments and lower level of settlement of accrued expenses and other current liabilities, partially offset by lower operating income, higher level of settlement of accounts payable and lower level of collection of receivables.

Cash flows provided by operating activities of our Wireless business segment increased by Php7,915 million to Php13,838 million for the three months ended March 31, 2022 from Php5,923 million in the same period in 2021, primarily due to higher level of collection of receivables and lower prepayments, partially offset by lower operating income, higher level of settlement of accounts payable and higher pension and other employee benefits.  Cash flows provided by operating activities of our Fixed Line business segment increased by Php179 million, or 2%, to Php11,405 million for the three months ended March 31, 2022 from Php11,226 million in the same period in 2021, primarily due to lower level of settlement of accrued expenses and other current liabilities and accounts payable, and lower prepayments, partially offset by lower level of collection of accounts receivables and lower operating income.  Cash flows provided by operating activities of our Other business segment amounted to Php440 million for the three months ended March 31, 2022 as against cash flows used in operating activities of Php456 million in the same period in 2021, primarily due to lower level of settlement of accounts payable, partially offset by operating loss in 2022 as against operating income in the same period in 2021.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php23,288 million for the three months ended March 31, 2022, an increase of Php2,878 million, or 14%, from Php20,410 million in the same period in 2021, primarily due to higher payment for purchase of property and equipment, including capitalized interest, by Php2,584 million and higher payment for purchase of short-term investments by Php892 million, partially offset by lower payment for acquisition of investments in associates and joint ventures by Php456 million.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the three months ended March 31, 2022 totaled Php22,589 million, an increase of Php2,584 million, or 13%, as compared with Php20,005 million in the same period in 2021.  Smart’s payment for purchase of property and equipment, including capitalized interest, increased by Php1,925 million, or 26%, to Php9,406 million for the three months ended March 31, 2022 from Php7,481 million in the same period in 2021.  Smart’s capex spending was primarily focused on LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide.  PLDT’s payment for purchase of property and equipment, including capitalized interest, increased by Php543 million, or 4%, to Php12,613 million for the three months ended March 31, 2022 from Php12,070 million in the same period in 2021.  PLDT’s capex spending was used to finance fixed line install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of our international submarine cable network.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows provided by financing activities amounted to Php6,555 million for the three months ended March 31, 2022, as against cash flows used in financing activities of Php5,939 million in the same period in 2021, primarily due to the combined effects of the following: (1) proceeds from the release of preferred redemption fund of Php7,839 million in 2022; (2) lower payments of long-term debt by Php7,837 million;
(3) proceeds from availment of short term debt of Php4,000 million in 2022; and (4) lower proceeds from availment of long-term debt by Php7,000 million.

Debt Financing

Proceeds from availment of long-term and short-term debts for the three months ended March 31, 2022 amounted to Php5,000 million and Php4,000 million, respectively, mainly from PLDT’s and Smart’s drawings related to refinancing of maturing loan obligations and financing of capital expenditure requirements.  Payments of principal amounted to Php5,797 million while payments of interest on our total debt amounted to Php2,067 million for the three months ended March 31, 2022.

Our consolidated long-term and short-term debts increased by Php4,276 million, or 2%, to Php256,833 million as at March 31, 2022 from Php252,557 million as at December 31, 2021, primarily due to drawings from our long-term and short-term facilities, partially offset by debt amortizations and prepayments.  As at March 31, 2022, PLDT’s long-term and short-term debt level decreased by Php446 million to Php156,561 million from Php157,007 million as at December 31, 2021, while Smart’s long-term debt level increased by Php4,722 million, or 5%, to Php100,272 million from Php95,550 as at December 31, 2021.

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at March 31, 2022 and 2021, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders for the three months ended March 31, 2022 and 2021:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
For the three months ended March 31, 2022
Common
Regular Dividend	March 3, 2022	March 17, 2022	April 6, 2022	40	9,075

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 25, 2022	February 21, 2022	March 15, 2022	—	12

Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
Charged to Retained Earnings					9,089

For the three months ended March 31, 2021
Common
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40	8,642

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 26, 2021	February 22, 2021	March 15, 2021	—	12

Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
Charged to Retained Earnings					8,657

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2022 are as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	May 5, 2022	May 28, 2022	June 15, 2022	—	12
Charged to Retained Earnings					12
(1)	Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php634,051 million as at March 31, 2022, an increase of Php7,723 million, or 1%, from Php626,328 million as at December 31, 2021, primarily due to higher property and equipment, prepayments, trade and other receivables, and cash and cash equivalents.

Our total liabilities amounted to Php506,906 million as at March 31, 2022, an increase of Php8,043 million, or 2%, from Php498,863 million as at December 31, 2021, primarily due to higher dividends payable and interest-bearing financial liabilities, partially offset by lower accrued expenses and other current liabilities.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of San Miguel Corporation’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016 to 2018, and 60% of our telco core income for 2019 to 2021.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php15 million for the three months ended March 31, 2022 as compared with Php25 million paid to shareholders in the same period in 2021.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at March 31, 2022 and December 31, 2021, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

We have no outstanding commercial commitments, in the form of letters of credit, as at March 31, 2022 and December 31, 2021.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks.  We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2022 and December 31, 2021 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	March 31,	December 31,
	2022	2021
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost	532	403
Other financial assets – net of current portion	2,996	2,664
Total noncurrent financial assets	3,528	3,067
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	237,003	242,545
Customers’ deposits	1,529	1,619
Deferred credits and other noncurrent liabilities	203	404
Total noncurrent financial liabilities	238,735	244,568

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2022 and the year ended December 31, 2021:

	March 31,	December 31,
	2022	2021
	(amounts in million Php)
Profit and Loss
Interest income	134	656
Gains on derivative financial instruments – net	472	1,400
Accretion on financial liabilities	(91)	(239)
Interest on loans and other related items	(2,640)	(10,482)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(388)	(763)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the three months ended March 31, 2022 and 2021 were 3.4% and 4.5%, respectively.  We expect inflation to be on the upper band or even breach the 2% to 4% target range of the BSP given the increase in oil prices brought about by the Russia-Ukraine conflict.

PART II – OTHER INFORMATION

Sale and Leaseback of Towers Deal

On April 19, 2022, Smart and Digitel Mobile Philippines, Inc. signed Sale and Purchase Agreements (“SPAs”) with a subsidiary of edotco Group and a subsidiary of EdgePoint (the “TowerCos”) in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for Php77 billion.  Out of the total towers, 2,973 towers located primarily in Luzon, Visayas and Mindanao will be acquired by ISOC edotco Towers, Inc. (a subsidiary of edotco Group) and 2,934 towers located in Luzon by Comworks Infratech Corp. (a subsidiary of EdgePoint).

Concurrent with the execution of the SPAs, Smart has also entered into Master Service Agreements with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites.  The sale and leaseback will be complemented by a new tower build commitment of 1,500 towers in total over the next few years.  The closing of the agreements will be on a staggered basis depending on satisfaction of closing conditions, according to the number of towers transferred.  First closing is expected in May 2022 with final closing by the fourth quarter of the year.

Through this landmark deal, we pioneer the tower sharing in the Philippines and support the Philippine Department of Information and Communications Technology’s goal of improving tower density.  In addition, this arrangement will further solidify Smart’s superior network quality, enhance the best customer experience in the Philippines and give rise to significant operating and cost efficiencies.

Of the Php77 billion proceeds from the sale, Php27.5 billion will be used to prepay debt, Php24.5 billion to fund major cash requirements for operations and capital expenditures resulting in debt avoidance, and up to Php9 billion to be declared as special dividends.

PLDT Group Participated in VIH’s New Round of Fundraise

On April 7, 2022, PLDT Group, through PCEV, participated in the new round of fundraise for VIH amounting to US$62 million.  Leading the round is the new investor SIG Venture Capital.  Also participating in the round are the other existing shareholders KKR, Tencent and International Finance Corporation (IFC), and IFC Emerging Asia Fund and IFC Financial Institution Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company First Pacific Company Ltd.  Thereafter, PCEV’s ownership in Voyager was diluted from 38.45% to 36.82%.

VIH raised US$210 million in new funds propelling VIH’s valuation to nearly U$1.4 billion.  VIH will use the fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services such as crypto, to be seamlessly integrated and offered across PayMaya’s consumer and enterprise platforms.

Smart Broadband, Inc. (“SBI”) Secures 25-year Franchise Extension

On April 8, 2022, the Philippine President Rodrigo Roa Duterte approved Republic Act No. 11678, an act renewing for another 25 years the franchise granted to Meridian Telekoms, Inc., presently known as SBI.  This will allow SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines.  SBI’s original franchise under Republic Act No. 8337 was set to expire on November 11, 2022.

Prescription of Redemption for Series A to FF Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  The Trustee would continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account should be returned to PLDT and revert to its general funds, and PLDT’s corresponding obligations to pay the trust amounts would prescribe.

On January 20, 2022, the Trustee returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million.  As PLDT’s obligations to pay the trust amounts has also prescribed, the amount of unclaimed Trust Account that RCBC returned to PLDT is recognized as income in 2022.  We reported this transaction as part of non-telco core income in our 2022 first quarter financial results.

Impact of Super Typhoon Odette

On December 16, 2021, parts of the Visayas and Mindanao were hit by Super Typhoon Rai (known as “Odette” in the Philippines), rendering many of the affected areas inaccessible and causing extensive electricity and communication outages.  We deployed teams to the Visayas and Mindanao to restore communication services in the affected areas.  To date, we have substantially restored most of the network services.

We estimated the cumulative impact of the typhoon to be approximately Php1.8 billion (Php1.4 billion after tax) as at March 31, 2022, from the combined effect of rebates and lost revenues due to service unavailability, free load provided to our subscribers, repairs and replacement of damaged facilities, as well as loss of properties.  We have also worked with the LGUs of the affected areas and provided donations to the communities.  Our employees also participated in the relief efforts through their own donations.  We have filed insurance claims which are pending review.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provisions of R.A. 11232, known as the Revised Corporation Code of the Philippines.

On July 9, 2021, the application for the amendment of the By-Laws of PLDT was submitted to the Philippine SEC for review and approval.  The approval is still pending to date.

Measures We Have Taken in Light of the COVID-19 Pandemic

In light of the ongoing COVID-19 pandemic, we continue to assess PLDT’s risks, and implement measures to protect our employees, customers and trade partners.

People

Limited access to our corporate premises which was instituted in 2020 remain in effect.  We have allowed a hybrid of work from home and work on site arrangements.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 virus.

Among others, the following measures remain to be in place to protect our employees:

•	a vaccination program for our employees and their dependents and household members who are enrolled in the program;

•

a COVID-19 Self-Check Chatbot is required to be completed by employees on a daily basis to allow us to monitor if an employee is experiencing symptoms or has been exposed to a COVID-19 patient or someone suspected to be infected;

•	COVID-19 testing services (in-house and accredited clinics) are offered to the workforce;

•	instructions and guidelines issued to our trade partners on how to best deal with the COVID-19 pandemic;

•

physical distancing measures implemented within our premises, installation of HEPA filtering devices and air purifiers within our facilities to improve air quality, regular disinfection in the work areas and buildings, and MERV-13 with ultraviolet light disinfection systems for centralized airconditioning per floor;

•	personal protective equipment and alcohol are regularly supplied to employees reporting to sites/offices;

•

PLDT medical services provides maintenance medicines through our 23 nationwide in-house clinics nationwide, and in partnership with several pharmacies.  Internal channels for 24/7 COVID-19-related assistance are also available for our workforce;

•

advisers can be reached by our employees through the COVID-19 Employee Hotline, available from Monday to Friday from 8AM to 5PM and on weekends, to respond to questions related to internal guidelines, safety protocols and COVID-19 testing;

•	a one-stop shop “COVID Warrior Portal” which houses advisories, internal guidelines, tips and FAQs for employees; and

•

a hybrid work arrangement for employees with a split team set-up per group was established to prevent health risks and utilize the workspace with standard distance protocols. This allows employees to experience the flexibility to work remotely along with the benefits of collaborating as a team onsite.

Moreover, we have partnered with First Pacific Leadership Academy, whose campus located in Antipolo, Rizal has been converted into an isolation and quarantine facility, to accommodate our employees who are asymptomatic and those with mild COVID-19 symptoms. The Company has also partnered with other quarantine facilities nationwide for employees located across various locations.

Network and IT

Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As at the date of this report, we have sufficient capacity to serve the increased needs of all our subscribers.  We have added international and domestic internet capacity, upgraded our local content delivery network, and refarmed our 2G frequencies to LTE.  We have taken steps to enhance physical security for premises in which our critical network and IT systems are kept.  We have also reinforced our cyber security to protect the network from intrusion and malicious attacks.  We have also moved essential spare parts and supplies from our remote warehouses to Metro Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

We continue to provide zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our eligible PLDT Home subscribers, increased data allocations for prepaid customers, equipped our corporate customers with telecommuting solutions, and for our Overseas Filipino Workers, or OFWs, extended the duration of free calls through our Free Bee app.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

Precautionary measures at our stores such as provision for foot bath, regular sanitization and disinfection, temperature check, wearing of face masks and face shields, installation of commercial-grade air filters, and other observance of social distancing remain to be in effect.  We also made available to our customers the virtual booking appointment.  We also ensure that all our frontliners are fully vaccinated and undergo periodic COVID-19 testing.

Impact of COVID-19 Outbreak on our Operations

While work-from-home arrangements for businesses and their employees boosted demand for corporate fixed broadband and fixed wireless data services, corporate revenue growth in this period was constrained by the slump in commercial activities resulting from the imposition of various community quarantines.  During the imposition of community quarantines, network traffic grew significantly, with traffic shifting from the commercial business districts to residential areas.  To further ensure that we could handle the increased volume of data traffic, Smart reallocated its assigned 1,800 MHz frequencies from 2G to 4G/LTE.

The various community quarantines highlighted a distinct advantage of PLDT’s fully integrated fixed and wireless network architecture which allowed the seamless and efficient delivery of quality services to fixed and wireless customers.  In general, we were not significantly impacted by COVID-19 and have benefited from an increase in demand for our broadband and mobile data services.  We cannot predict whether this increase in business activity will continue during and after the pandemic, especially with the emergence of new variants of the COVID-19.  Furthermore, the government shifted its system in imposing restrictions from the community quarantine classifications to the alert level system.

Amidst this uncertainty, new opportunities for future growth have arisen.  Life under the community quarantine has pushed the rapid adoption of online and digital services as people forced to stay at home have turned to web-based collaboration tools, distance learning, online shopping and payment and e-health services, among others.  We believe our superior network and digital infrastructure has driven more data usage to both our mobile and fixed networks.  PLDT Home is ramping up its installation and repair levels and rolling out fixed wireless in areas with no fixed line or fiber connections.  Telecommunications is one of the businesses given exemption by the Inter-Agency Task Force (“IATF”) on COVID-19, allowing our installation and repair teams mobility despite the quarantine lockdowns.  Smart is gearing to capitalize on e-payments and further leverage its online distribution channels and our Enterprise vertical is driving opportunities in e-health, e-learning, telemedicine and other collaboration solutions while seeing renewed demand for data center services.  PLDT Enterprise has partnered with the national and local government units (“LGUs”) in the vaccination program by providing connectivity in vaccination centers.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

For updates relating to the above discussion, please see Note 27 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements.

For updates on matters relating to the (1) Department of Labor and Employment, or DOLE, Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; and (2) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2022:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	15,010	8,880	1,011	418	4,701
Corporate subscribers	14,461	3,466	3,374	917	6,704
Foreign administrations	1,150	507	73	53	517
Domestic carriers	186	111	30	22	23
Dealers, agents and others	5,100	2,810	160	66	2,064
Total	35,907	15,774	4,648	1,476	14,009
Less: Allowance for expected credit losses	11,645
Total Receivables - net	24,262

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at March 31, 2022 and December 31, 2021:

	March 31,	December 31,
	2022	2021
Current Ratio(1)	0.33:1.0	0.33:1.0
Acid Test Ratio(2)	0.23:1.0	0.21:1.0
Solvency Ratio(3)	0.35:1.0	0.34:1.0
Net Debt to Equity Ratio(4)	1.85:1.0	1.83:1.0
Net Debt to EBITDA Ratio(5)	2.42:1.0	2.35:1.0
Total Debt to EBITDA Ratio(6)	2.74:1.0	2.63:1.0
Asset to Equity Ratio(7)	5.16:1.0	5.08:1.0
Interest Coverage Ratio(8)	4.46:1.0	4.16:1.0
Profit Margin(9)	15%	14%
Return on Assets(10)	5%	4%
Return on Equity(11)	24%	22%
EBITDA Margin(12)	50%	52%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)	Acid test ratio is measured as total of cash and cash equivalents, short-term investments and trade and other receivables divided by total current liabilities.
(3)	Solvency ratio is measured as adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)

Net Debt to equity ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by total equity attributable to equity holders of PLDT.

(5)

Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by EBITDA for the last 12-month period.

(6)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) divided by EBITDA for the last 12-month period.
(7)	Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the last 12-month period.
(9)	Profit margin is derived by dividing net income for the period with total revenues for the last 12-month period.
(10)	Return on assets is measured as net income for the last 12-month period divided by average total assets.
(11)	Return on Equity is measured as net income for the last 12-month period divided by average total equity attributable to equity holders of PLDT.
(12)	EBITDA margin for the period is measured as EBITDA divided by service revenues for the last 12-month period.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2022 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Alfredo S. Panlilio
Alfredo S. Panlilio
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: May 5, 2022

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2022 and December 31, 2021

(in million pesos)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	307,125	302,736
Right-of-use assets (Note 10)	20,189	20,081
Investments in associates and joint ventures (Note 11)	52,595	53,364
Financial assets at fair value through profit or loss (Note 12)	347	339
Debt instruments at amortized cost – net of current portion (Note 13)	540	400
Investment properties (Notes 6 and 14)	929	929
Goodwill and intangible assets (Note 15)	62,485	62,535
Deferred income tax assets – net (Note 7)	11,621	13,385
Derivative financial assets – net of current portion (Note 28)	34	48
Prepayments – net of current portion (Notes 19 and 25)	98,037	94,777
Contract assets – net of current portion (Note 5)	595	566
Other financial assets – net of current portion (Note 28)	2,973	3,099
Other non-financial assets – net of current portion	331	138
Total Noncurrent Assets	557,801	552,397
Current Assets
Cash and cash equivalents (Note 16)	25,830	23,907
Short-term investments (Note 28)	3,149	2,241
Trade and other receivables (Note 17)	24,262	21,790
Inventories and supplies (Note 18)	3,955	3,662
Current portion of contract assets (Note 5)	1,653	1,685
Current portion of derivative financial assets (Note 28)	140	93
Current portion of debt instruments at amortized cost (Note 13)	211	207
Current portion of prepayments (Notes 19 and 25)	14,755	12,707
Current portion of other financial assets (Notes 20 and 28)	277	7,064
Current portion of other non-financial assets	2,018	575
Total Current Assets	76,250	73,931
TOTAL ASSETS	634,051	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,312	130,312
Retained earnings (Note 20)	34,149	34,243
Other comprehensive loss (Note 6)	(36,681)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	122,878	123,216
Noncontrolling interests (Note 6)	4,267	4,249
TOTAL EQUITY	127,145	127,465

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2022 and December 31, 2021

(in million pesos)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	242,620	241,075
Lease liabilities – net of current portion (Note 10)	16,581	17,131
Deferred income tax liabilities – net (Note 7)	210	169
Derivative financial liabilities – net of current portion (Note 28)	190	100
Customers’ deposits (Note 28)	2,272	2,270
Pension and other employee benefits (Note 26)	7,868	7,760
Deferred credits and other noncurrent liabilities (Note 22)	6,560	6,084
Total Noncurrent Liabilities	276,301	274,589
Current Liabilities
Accounts payable (Note 23)	99,686	99,718
Accrued expenses and other current liabilities (Notes 24 and 27)	100,106	106,113
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	14,213	11,482
Current portion of lease liabilities (Note 10)	4,652	4,555
Dividends payable (Note 20)	10,782	1,708
Current portion of derivative financial liabilities (Note 28)	73	115
Income tax payable	1,093	583
Total Current Liabilities	230,605	224,274
TOTAL LIABILITIES	506,906	498,863
TOTAL EQUITY AND LIABILITIES	634,051	626,328

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2022 and 2021

(in million pesos, except earnings per common share amounts which are in pesos)

	2022	2021
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Note 5)	47,974	45,677
Non-service revenues (Note 5)	2,174	2,247
	50,148	47,924
EXPENSES
Selling, general and administrative expenses (Note 5)	23,527	20,014
Depreciation and amortization (Notes 9 and 10)	12,567	11,721
Cost of sales and services (Note 5)	3,265	3,588
Interconnection costs	1,596	833
Asset impairment (Note 5)	1,078	1,592
	42,033	37,748
	8,115	10,176

OTHER INCOME (EXPENSES) – NET (Note 5)	3,790	(2,480)
INCOME BEFORE INCOME TAX	11,905	7,696

PROVISION FOR INCOME TAX (Note 7)	2,752	1,822
NET INCOME	9,153	5,874
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	9,078	5,803
Noncontrolling interests	75	71
	9,153	5,874
Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 5 and 8)
Basic	41.95	26.79
Diluted	41.95	26.79

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2022 and 2021

(in million pesos)

	2022	2021
	(Unaudited)
NET INCOME	9,153	5,874
OTHER COMPREHENSIVE INCOME – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	37	(403)
Net transactions on cash flow hedges:	(388)	(227)
Net fair value losses on cash flow hedges (Note 28)	(516)	(236)
Income tax related to fair value adjustments charged directly to equity (Note 7)	128	9
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods	(351)	(630)
Actuarial gains (losses) on defined benefit obligations:	109	(2,546)
Remeasurement in actuarial gains (losses) on defined benefit obligations (Note 26)	118	—
Income tax related to remeasurement adjustments (Note 7)	(9)	(2,546)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 11)	(1)	5
Revaluation increment on investment properties:	—	36
Income tax related to revaluation increment charged directly to equity (Note 7)	—	36
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods	108	(2,505)
Total Other Comprehensive Loss – Net of Tax	(243)	(3,135)
TOTAL COMPREHENSIVE INCOME	8,910	2,739
ATTRIBUTABLE TO:
Equity holders of PLDT	8,834	2,667
Noncontrolling interests	76	72
	8,910	2,739

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2022 and 2021

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Loss	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2022	510	1,093	(6,505)	—	130,312	—	34,243	(36,437)	123,216	4,249	127,465
Transfer of pension	—	—	—	—	—	—	(83)	—	(83)	—	(83)
Cash dividends (Note 20)	—	—	—	—	—	—	(9,089)	—	(9,089)	1	(9,088)
Total comprehensive income (loss):	—	—	—	—	—	—	9,078	(244)	8,834	76	8,910
Net income (Note 8)	—	—	—	—	—	—	9,078	—	9,078	75	9,153
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(244)	(244)	1	(243)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(59)	(59)
Balances as at March 31, 2022 (Unaudited)	510	1,093	(6,505)	—	130,312	—	34,149	(36,681)	122,878	4,267	127,145

Balances as at January 1, 2021	510	1,093	(6,505)	(21)	130,312	19	25,652	(35,652)	115,408	4,257	119,665
Treasury shares under employee benefit trust (Note 26)	—	—	—	1	—	—	—	—	1	—	1
Cash dividends (Note 20)	—	—	—	—	—	—	(8,657)	—	(8,657)	(22)	(8,679)
Total comprehensive income (loss):	—	—	—	—	—	—	5,803	(3,136)	2,667	72	2,739
Net income (Note 8)	—	—	—	—	—	—	5,803	—	5,803	71	5,874
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	—	—	(3,136)	(3,136)	1	(3,135)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(59)	(59)
Balances as at March 31, 2021 (Unaudited)	510	1,093	(6,505)	(20)	130,312	19	22,798	(38,788)	109,419	4,248	113,667

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2022 and 2021

(in million pesos)

	2022	2021
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	11,905	7,696
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	12,567	11,721
Interest on loans and other related items – net (Note 5)	2,219	2,121
Asset impairment (Note 5)	1,078	1,592
Foreign exchange losses – net (Notes 5 and 28)	1,060	623
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	758	314
Pension benefit costs (Notes 5 and 26)	455	556
Incentive plan (Notes 5 and 26)	339	297
Accretion on lease liabilities (Notes 5, 10 and 29)	283	284
Accretion on financial liabilities (Notes 5 and 21)	91	37
Impairment of investments (Note 11)	51	60
Amortization of intangible assets (Notes 5 and 15)	50	1,175
Losses (gains) on disposal of property and equipment (Notes 4, 5 and 9)	(122)	7
Interest income (Note 5)	(134)	(210)
Gains on derivative financial instruments – net (Notes 5 and 28)	(472)	(80)
Income from prescription of preferred redemption liability (Note 20)	(7,839)	—
Others	(1,318)	(1,518)
Operating income before changes in assets and liabilities	20,971	24,675
Decrease (increase) in:
Prepayments	(4,990)	(10,652)
Contract assets	(38)	(79)
Trade and other receivables	(3,166)	(1,239)
Other financial and non-financial assets	(1,511)	(53)
Inventories and supplies	247	(243)
Increase (decrease) in:
Customer's deposits	2	—
Pension and other employee benefits	(2,525)	(2,240)
Other noncurrent liabilities	34	(1)
Accounts payable	6,016	9,251
Accrued expenses and other current liabilities	3,867	(1,611)
Net cash flows generated from operations	18,907	17,808
Income taxes paid	(360)	(300)
Net cash flows from operating activities	18,547	17,508

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Three Months Ended March 31, 2022 and 2021

(in million pesos)

	2022	2021
	(Unaudited)
CASH FLOWS USED IN INVESTING ACTIVITIES
Proceeds from disposal of property and equipment (Note 9)	194	22
Interest received	155	232
Payments for:
Acquisition of investments in associates and joint ventures (Note 11)	(51)	(507)
Purchase of investment in debt securities (Note 13)	(140)	(100)
Interest capitalized to property and equipment (Notes 5, 9 and 29)	(421)	(376)
Purchase of short-term investments	(898)	(6)
Purchase of property and equipment (Note 9)	(22,168)	(19,629)
Decrease (increase) in other financial and non-financial assets	41	(46)
Net cash flows used in investing activities	(23,288)	(20,410)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Return of preferred shares redemption fund (Note 20)	7,839	—
Availments of long-term debt (Notes 21 and 29)	5,000	12,000
Availments of short-term debt (Note 21)	4,000	—
Payments for:
Cash dividends (Notes 20 and 29)	(15)	(25)
Derivative financial instruments (Notes 28 and 29)	(30)	(91)
Debt issuance costs (Notes 21 and 29)	(52)	(90)
Distribution charges on perpetual notes (Note 20)	(59)	(59)
Interest – net of capitalized portion (Notes 5, 21 and 29)	(2,070)	(2,116)
Obligations under lease liabilities (Notes 10 and 29)	(2,261)	(1,924)
Long-term debt (Notes 21 and 29)	(5,797)	(13,634)
Net cash flows from (used in) financing activities	6,555	(5,939)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	109	85
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,923	(8,756)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 16)	23,907	40,237
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 16)	25,830	31,481

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  PLDT has a perpetual corporate term pursuant to Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which entitles existing corporations to have a perpetual existence, unless the corporation, upon a vote of its stockholders representing a majority of its outstanding capital stock, notifies the Philippine Securities and Exchange Commission, or Philippine SEC, that the corporation elects to retain its specific corporate term pursuant to its articles of incorporation.  While PLDT’s amended Articles of Incorporation states that its corporate term is limited to 50 years from the date of incorporation on November 28, 1928, and another term of 50 years from November 28, 1978, PLDT has not elected to retain such specific corporate term. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2022.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at March 31, 2022.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2022, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at March 31, 2022.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 17.4 million ADSs outstanding as at March 31, 2022.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance.  Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.  Information on our structure is provided in Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation.  Information on other related party relationships of the PLDT Group is provided in Note 25 – Related Party Transactions.

Our consolidated financial statements as at March 31, 2022 and 2021, and for the three months ended March 31, 2022 and 2021 were approved and authorized for issuance by the Board of Directors on May 5, 2022 as reviewed by the Audit Committee on May 2, 2022.

Amendments to the By-Laws of PLDT

On March 25, 2021, the Board of Directors approved the amendments to the By-Laws of PLDT to conform with the provision of Republic Act No. 11232, known as the Revised Corporation Code of the Philippines.  On July 9, 2021, the application for the amendment of the By-Laws of PLDT was submitted to the Philippine SEC for review and approval.  The approval is still pending to date.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, financial instruments at fair value through other comprehensive income, or FVOCI, and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods.  The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2022 December 31, 2021:

			March 31, 2022		December 31, 2021
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.(b)	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—

IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro(c)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	—
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.3	—	65.3	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC(d)	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	Ceased commercial operations.
(b)

On June 30, 2021, the Philippine SEC approved the amendment of Telesat, Inc.’s Articles of Incorporation, resulting to the adoption of (i) a new corporate name —“PLDT Global Inc.”; and (ii) a revised primary purpose stating that the Company will now be in the business of providing various cross-border digital platforms and other allied services for global customers, especially for overseas/offshore Filipinos.

(c)	On February 2, 2022, the Philippine SEC approved the incorporation of Vitro, a wholly-owned subsidiary of ePLDT.
(d)	PGIC is a wholly-owned subsidiary of PG1 after the execution on March 31, 2022 of Instrument of Transfer between PLDT Global (the former parent company of PGIC) and PG1 of the ordinary shares in PGIC.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases.  We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT.  We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of PLDT and to the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the Parent Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Corona Virus, or COVID-19, Pandemic

On March 8, 2020, Presidential Proclamation No. 922 was issued, declaring a State of Public Health Emergency throughout the Philippines due to COVID-19.  In a move to contain the COVID-19 pandemic, on March 12, 2020, the Office of the President of the Philippines issued a memorandum directive to impose stringent social distancing measures in the National Capital Region, or NCR, effective March 15, 2020.  On March 16, 2020, Presidential Proclamation No. 929 was issued, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight), unless earlier lifted or extended as circumstances may warrant, and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020, unless earlier lifted or extended as circumstances may warrant.  On March 24, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law, declaring a state of national emergency over the entire country, and authorizing the President of the Philippines to exercise certain powers necessary to address the COVID-19 pandemic.  On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020.  On May 1, 2020, the Government further extended the ECQ over, among others, certain portions of Luzon, including Metro Manila, until May 15, 2020, while easing restrictions in other parts of the country.  On May 11, 2020, the Inter-Agency Task Force for the Management of Emerging Infectious Diseases, or IATF, placed high-risk local government units under modified ECQ, or MECQ, from May 16, 2020 until May 31, 2020, where certain industries were allowed to operate under strict compliance with minimum safety standards and protocols.  On May 27, 2020, the IATF reclassified various provinces, Highly Urbanized Cities, or HUCs, and independent component cities, or ICCs, depending on the risk-level.  Meanwhile, on May 28, 2020, the Government placed Metro Manila under general community quarantine, or GCQ, allowing for the partial reopening of certain businesses and public transportation while continuing to limit general movements.  Pursuant to the declaration of the President on August 2, 2020, the NCR and the provinces of Laguna, Cavite, Rizal and Bulacan were placed under MECQ from August 4, 2020 until August 18, 2020.  On August 17, 2020, the President placed Metro Manila, Bulacan, Cavite, Rizal, Nueva Ecija, Batangas, Quezon Province, Iloilo City, Cebu City, Lapu-Lapu City, Mandaue City, Talisay City, the municipalities of Minglanilla and Consolacion in Cebu under GCQ.  The rest of the country was placed under modified GCQ, or MGCQ, effective August 19, 2020.  The period of GCQ for Metro Manila was extended until November 30, 2020.  On December 1, 2020, by order of the President, the Executive Secretary issued a Memorandum, advising that the President, taking into consideration the recommendation of the IATF, had approved the community quarantine classification of provinces, HUCs, and ICCs from December 1 to 31, 2020 as indicated therein. Under said Memorandum, all HUCs of the NCR, the Municipality of Pateros, Batangas, Iloilo City, Tacloban City, Iligan

City, Lanao del Sur Province, Davao City and Davao del Norte Province were placed under GCQ, while the rest of the areas listed thereunder were placed under MGCQ, without prejudice to the declaration of localized ECQ in critical areas.

On September 15, 2020, Republic Act No. 11494 or the “Bayanihan to Recover As One Act” took effect, providing for COVID-19 response and recovery interventions and providing mechanisms to accelerate the recovery and bolster the resiliency of the Philippine economy, providing funds therefore and for other purposes. Apart from authorizing the President to exercise powers necessary to undertake certain COVID-19 response and recovery interventions, Republic Act No. 11494 also affirmed the existence of a continuing national emergency, in view of unabated spread of the COVID-19 virus and the ensuing economic disruption therefrom.

On September 16, 2020, Presidential Proclamation No. 1021 was issued, extending the State of Calamity throughout the Philippines due to COVID-19 for a period of one-year effective September 13, 2020 to September 12, 2021, unless earlier lifted or extended as circumstances may warrant.

On September 3, 2021, the IATF approved the shift in the policy in classifying provinces, HUC, and ICCs for purposes of community quarantine, wherein the new classification framework focuses on the imposition of granular lockdown measures and having an alert-level system (alert level 1 to 4), with each alert level limiting restrictions only to identified high-risk activities.  The National Capital Region was designated as the pilot area of implementation, effective September 16, 2021.  Effective October 20, 2021, the pilot area of implementation of the alert level systems was expanded to selected provinces, HUCs and ICCs outside of NCR.  On November 11, 2021, the IATF approved the nationwide implementation of the alert-level system.

These and other measures have affected and caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.  See Leases, COVID-19 Related Rent Concessions, Note 3 – Estimating allowance for expected credit losses and Note 5 – Income and expenses – Contract balances.

To provide our customers with connectivity when they need it the most, we provided zero-rated access to certain Government agencies and emergency hotlines, boosted minimum speeds for our eligible PLDT Home subscribers, increased data allocations for postpaid and prepaid customers, equipped our corporate customers with telecommuting solutions, and for our Overseas Filipino Workers, extended the duration of free calls through our Free Bee app.  On May 1, 2020, we implemented a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart consumer postpaid, and Sun consumer postpaid subscribers can settle their unpaid balances as at April 30, 2020 in six equal monthly payments with 0% interest and no penalties.  This program was further extended for two months that ended on December 31, 2020.  In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have implemented limited access to our corporate premises.  We have allowed a hybrid of work-from-home and work on-site arrangements.  To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.  For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 disease.  We have also rolled-out the vaccination program for our employees and their dependents and household members who were enrolled in the program.  These and other measures remain in place to protect our employees, as well as our customers.

Total expenses related to our COVID-19 measures amounted to Php120 million and Php152 million for the three months ended March 31, 2022 and 2021, respectively.

Sun Prepaid Rebranding to Smart Prepaid

On October 21, 2020, Smart and DMPI entered into a Rebranding Agreement wherein Sun Prepaid subscribers were rebranded as Smart Prepaid subscribers.  The brand consolidation under Smart aims to capitalize on Smart’s robust mobile data network to provide superior mobile data experience to all Sun subscribers and achieve cost efficiency in brand management.

Post-rebranding, the ownership of Sun Prepaid subscribers remains under DMPI.  Under the terms of the agreement, Smart will settle a fixed fee representing DMPI’s proportionate share on the distributed subscriber revenues.  This transaction was eliminated in our consolidated financial statements.

As a result of the rebranding, PLDT reassessed the useful life of the Sun Trademark arising from the acquisition of Digitel in 2011 amounting to Php4,505 million.  The Sun Trademark, which had been previously projected to be of continued use and accordingly estimated to be with indefinite life was amortized over a period of 12 months starting August 2020.  Total amortization of the Sun Trademark amounted to nil and Php1,126 million for the three months ended March 31, 2022 and 2021, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

Sale of PLDT Prepaid HOME WiFi, or PHW, Subscribers to Smart

On January 29, 2021, PLDT and Smart entered into a Sale/Purchase Agreement on the transfer of PLDT’s 748 thousand PHW subscribers to Smart to consolidate fixed wireless services under Smart in order to optimize shared resources for wireless broadband, have seamless upgrades and cross-selling of products for simplified customer experience and to better manage network costs and wireless network capacity.

The agreement took effect on February 1, 2021 and the PHW subscribers were transferred on March 1, 2021 after complying with the NTC’s required 30-day notice to subscribers.  The initial purchase price for the transfer, together with the PHW inventories and unearned revenues, amounted to Php1,455 million, exclusive of value-added tax.  The transaction price was based on December 31, 2020 balances.

The parties also agreed that any difference between these values as at December 31, 2020 and the values as of cut-off date will have to be confirmed between Smart and PLDT.  The final purchase price amounted to Php1,336 million, plus value-added tax, and was reviewed by an independent party, Isla Lipana & Co., an independent auditing firm, and confirmed to be made on an arm’s length basis.  This transaction is eliminated in our consolidated financial statements.

Transfer of PGIC to PG1

On March 31, 2022, PLDT Global entered into an Instrument of Transfer with PG1, relating to the acquisition of PLDT Global’s 50 thousand ordinary shares in PGIC for a purchase consideration of US$0.05 million. Following this transfer, PGIC is now a wholly owned subsidiary of PG1. This transaction is eliminated in our consolidated financial statements.

Smart Broadband, Inc.’s Franchise Extended for another 25 Years

On April 8, 2022, the Philippine President Rodrigo Roa Duterte approved Republic Act No. 11678, an act renewing for another 25 years the franchise granted to SBI. This will allow SBI to continue constructing, installing, establishing, maintaining, leasing and operating wire and/or wireless telecommunication systems throughout the Philippines. SBI’s original franchise under Republic Act No. 8337 was set to expire on November 11, 2022.

Investment of PGIH in PCEV

On March 22, 2022, the PGIH Board of Directors approved the investment of US$20 million in the Common Stock of PCEV at a subscription price of Php13 thousand per share to participate in the growth of the Voyager business.

On April 11, 2022, PGIH remitted US$20 million, or Php1,031 million, to PCEV as deposit for future subscription pending the application of PCEV for capital increase with the Philippine SEC.

PLDT Group Participated in Voyager Innovations Holdings Pte. Ltd., or VIH, New Round of Fundraise

On April 7, 2022, PLDT Group, through PCEV, participated in the new round of fundraise for VIH amounting to US$62 million. Leading the round is the new investor SIG Venture Capital. Also participating in the round are the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company First Pacific.  Thereafter, PCEV’s ownership in VIH was diluted from 38.45% to 36.82%.

VIH raised US$210 million in new funds propelling VIH’s valuation to nearly U$1.4 billion. VIH will use the fresh funds to support the launch and acceleration of digital banking services powered by Maya Bank and other new services such as crypto, to be seamlessly integrated and offered across PayMaya’s consumer and enterprise platforms.

Amended Standards

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following amended standards starting January 1, 2022.  The adoption of these amended standards did not have significant impact on our financial position or performance.

•	Amendments to Philippine Accounting Standards, or PAS, 16, Property, Plant and Equipment, Proceeds Before Intended Use

The amendments prohibit entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments have no significant impact on our consolidated financial statements.

•	Amendments to PAS 37, Provisions, Contingent Liabilities and Contingent Assets, Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.  The amendments apply a “directly related cost approach”.  The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.  General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

We applied these amendments to contracts for which we have not yet fulfilled all our obligations at the beginning of the annual reporting period in which we first apply the amendments.

•	Amendments to PFRS 3, Business Combinations, Reference to the Conceptual Framework

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.  The amendments added an exception to the recognition principle of PFRS 3 to avoid the issue of potential ‘day 2’gains or losses arising for liabilities and contingent liabilities that would be within the scope of PAS 37 or Philippine Interpretation to International Financial Reporting Interpretations Committee 21, Levies, if incurred separately.

At the same time, the amendments add a new paragraph to PFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

The amendments have no significant impact on our consolidated financial statements.

Annual Improvements to PFRSs 2018-2020 Cycle

•	Amendments to PFRS 1, First-time Adoption of PFRS, Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of PFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to PFRS.  This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of PFRS 1.

The amendments have no significant impact on our consolidated financial statements.

•	Amendments to PFRS 9, Financial Instruments, Fees in the “10 percent” test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.  These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.  An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

We applied the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments have no significant impact on our consolidated financial statements.

•	Amendments to PAS 41, Agriculture, Taxation in Fair Value Measurements

The amendment removes the requirement in paragraph 22 of PAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of PAS 41.

The amendments have no significant impact on our consolidated financial statements.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements.  These policies have been consistently applied to all the years presented, unless otherwise stated.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.  The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.  Contingent consideration classified as an asset or liability that is a financial instrument within the scope of PFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss.  In accordance with PFRS 9, other contingent consideration that is not within the scope of PFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date.  If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete.  During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.  During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statements reflect our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.  When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns.  They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture.  Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

The terms of the liquidity that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency.  The Philippine Peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period.  All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah; and the functional currency of PLDT Malaysia Sdn Bhd is the Malaysian Ringgit.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change.  The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as the new historical cost.  Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets.  We classify our financial assets into the following measurement categories:

•	Financial assets measured at amortized cost;
•	Financial assets measured at FVPL;
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time.  In addition, interest can include a profit margin that is consistent with a basic lending arrangement.  The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated.  Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.  Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows.  Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Other income (expenses) – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at March 31, 2022 and December 31, 2021.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the expected credit loss, or ECL, model.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value.  Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest.  Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred.  Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include portions of short-term investments, derivative financial assets, equity investments and redemption trust fund as at March 31, 2022 and December 31, 2021.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

•	Financial liabilities measured at FVPL;
•	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•	Financial guarantee contracts;
•	Commitments to provide a loan at a below-market interest rate; and
•	Contingent consideration recognized by an acquirer in accordance with PFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•	If a host contract contains one or more embedded derivatives; or
•

If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps, call spreads and liability from redemption of preferred stock as at March 31, 2022 and December 31, 2021.  See Note 20 – Equity – Redemption of Preferred Stock, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at March 31, 2022 and December 31, 2021.  See Note 10 – Leases, Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.  We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

“Day 1” Difference

When the transaction price in a non‑active market is different from the fair value on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in the statements of comprehensive income unless it qualifies for recognition as some other type of asset or liability.  In cases when the data used are not observable, the difference between the transaction price and model value is only recognized in the statements of comprehensive income when the inputs become observable or when the instrument is derecognized.  For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We recognize ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•	The time value of money; and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	The financial instrument has a low risk of default;
•	The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•	Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•

Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;

•	Impacts on the measurement of ECL due to changes made to models and assumptions;
•	Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a.	No properties of the counterparty could be attached
b.	The whereabouts of the client cannot be located
c.	It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d.	Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•	Expanded credit arrangement is no longer possible;
•	Filing of legal case is not possible; and
•	The account has been classified as ‘Loss’.

Simplified approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’.  We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either:
(a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statement.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques.  See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement.  If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 28 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.  The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses.  Land is stated at cost less any impairment in value.  The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use.  Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repairs and maintenance costs are recognized as expense as incurred.  The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets.  The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in consolidated income statement when the asset is derecognized.

Property under construction is stated at cost less any impairment in value.  This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction.  Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.  Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.  Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred.  Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 10 – Leases and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.  Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect.  Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal.  Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.  For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.  If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use.  The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.  On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition.  The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.  The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method.  Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill and intangible assets with indefinite useful life, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statements.  See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – net – Interest income” in our consolidated income statements.

Cash and Cash Equivalents

Cash includes cash on hand and in banks.  Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.  The fair values of the pension plan assets are disclosed in Note 26 – Pension and Other Employee Benefits.  The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as investment properties.  Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.  This includes a discussion of the major assumptions used in the valuations.  For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenues from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  PFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period.  In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at March 31, 2022, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php43,734 million, of which we expect to recognize approximately 43% in 2023 and 57% in 2024 and onwards.  As at December 31, 2021, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php38,595 million, of which we expect to recognize approximately 62% in 2022 and 38% in 2023 and onwards.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them or rendering those to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart Signature, and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided from Prepaid Home WiFi, Sulit Talk, Landline Plus products, Smart, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected breakage or expiry of airtime load in proportion to the pattern of rights exercised by the customer if it expects to be entitled to that breakage amount.  If we do not expect to be entitled to a breakage amount based on historical experience with the customers, then we recognize the expected breakage amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.  In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services.  Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.  The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

ii.	Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component), and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate.  We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allow customers to accumulate crystal points when postpaid Home customers pay their bills on time and in full, purchase products or services, enrollment to electronic billing and auto-payment scheme once registered to the program.  Customers may sign-up or register to PLDT Home Rewards Program thru the MVP Rewards apps/website of thru the PLDT Home Rewards website powered by MVP Rewards Solutions, Inc.  Earned crystal points of members may be redeemed for bill credits, vouchers or load.  Meanwhile, “Giga Points”, Smart’s loyalty program, gives rewards in the form of points for every subscriber top-up and buy Giga.  Each Giga Point is equivalent to Php1.00.  These customer loyalty programs are not treated as a separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.	Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized at a point in time upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is recognized when a performance obligation is satisfied, but the payment is conditional not only on the passage of time.  The other conditions attached to realizing that recognized contract asset usually relate to the entity’s fulfillment of other performance obligations in the contract.  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.  If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agents for meeting certain volumes of new connections and corresponding value of plans contracted.  These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.  The capitalized incremental costs are subject to regular impairment assessment.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statements, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees.  Retirement costs are separately determined using the projected unit credit method.  This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of “Advances and other noncurrent assets” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 26 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statement.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 26 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statement.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Other Long-term Employee Benefits

Transformation Incentive Plan, or TIP

In 2017, the Board of Directors of PLDT approved the Transformation Incentive Program, or TIP, which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets.  The program was divided into two cycles.  Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants.  Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022.  TIP was administered by the Executive Compensation Committee of the Board, or ECC.

Long-term Incentive Plan, or LTIP

On December 23, 2021, the ECC approved the Long-term Incentive Program, LTIP, covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out.  Cycle 1 covers performance period from 2022 to 2024.  Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets.  Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

Please see Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee.  We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.  We recognize lease liabilities to make lease payments and ROU assets representing the right to use assets to the underlying assets.

•	ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).  ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.  The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.  Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.  ROU assets are subject to impairment.  Refer to the accounting policies in impairment of non-financial assets section.

•	Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.  The lease payments also include the exercise price of a purchase option reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate.  The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment  (i.e., those leases that have a lease term ending within 12 months or less from the commencement date and do not contain a purchase option).  We also apply the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below Php250 thousand).  Lease payments on short-term leases and leases of low-value assets are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

•	COVID-19 Related Rent Concessions

Beginning April 1, 2021, we applied the practical expedient where rent concessions as a result of the COVID-19 pandemic that meets all of the criteria below shall not be considered as a lease modification and accounted for any change in lease payments resulting from the COVID-19 related rent concession in the same way we would account for a change that is not a lease modification, i.e., as a variable lease payment.. We continued to apply this for rent concessions beyond June 30, 2021.

a)	The rent concession is a direct consequence of COVID-19;
b)	The change in lease payments results in a revised lease consideration that is substantially the same as, or less than, the lease consideration immediately preceding the change;
c)	Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and
d)	There is no substantive change to other terms and conditions of the lease.

Lessors have granted forgiveness on lease payments as an effect of the COVID-19 pandemic.  The rent concessions for PLDT amounted to Php105 thousand for the three months ended March 31, 2022.  The rent concessions for Smart and DMPI amounted to nil for the three months ended March 31, 2022.

As a Lessor.  Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases.  Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature.  Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Sale and Leaseback.  If we transfer an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of PFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in PFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of PFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us.  Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of PFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying PFRS 9.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO.  Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated income statements.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our consolidated income statement.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements.  They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Segment Information

PLDT and its subsidiaries are organized into three business segments.  Such business segments are the bases upon which we report our primary segment information.  Financial information on business segments is presented in Note 4 – Operating Segment Information.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post year-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our consolidated income statement as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2023

•	Amendments to PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Accounting Estimates

The amendments introduce a new definition of accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.  Also, the amendments clarify that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

An entity applies the amendments to changes in accounting policies and changes in accounting estimates that occur on or after January 1, 2023 with earlier adoption permitted.

The amendments will have no significant impact on our consolidated financial statements.

•	Amendments to PAS 1, Presentation of Financial Statements and PFRS Practice Statement 2, Making Materiality Judgements, Disclosure of Accounting Policies

The amendments provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by:

a.	Replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies; and

b.	Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to the Practice Statement provide non-mandatory guidance. Meanwhile, the amendments to PAS 1 are effective for annual periods beginning on or after January 1, 2023.  Early application is permitted as long as this fact is disclosed.

We are currently assessing the impact of the amendments to our disclosures on accounting policies.

•	Amendments to PAS 12, Income Taxes, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the initial recognition exception under PAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense).

An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented for annual reporting periods on or after January 1, 2023.

The amendments will have no significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2024

•	Amendments to PAS 1, Classification of Liabilities as Current or Noncurrent

The amendments clarify paragraphs 69 to 76 of PAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

a.	What is meant by a right to defer settlement;
b.	That a right to defer must exist at the end of the reporting period;
c.	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
d.	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.  However, in November 2021, the FRSC tentatively decided to defer the effective date to no earlier than January 1, 2024.  We are currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Effective beginning on or after January 1, 2025

•	PFRS 17, Insurance Contracts

PFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.  Once effective, PFRS 17 will replace PFRS 4, Insurance Contracts.  This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.

The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of PFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and
2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

On December 15, 2021, the FRSC amended the mandatory effective date of PFRS 17 from January 1, 2023 to January 1, 2025.  This is consistent with Circular Letter No. 2020-62 issued by the Insurance Commission which deferred the implementation of PFRS 17 by two years after its effective date as decided by the FRSC.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2025, with comparative figures required.  Early application is permitted.

The standard will have no significant impact on our consolidated financial statements.

•	Amendments to PFRS 17, Insurance Contracts, Initial Application of PFRS 17 and PFRS 9: Comparative Information

The amendments add a transition option for a “classification overlay” to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of PFRS 17.

If an entity elects to apply the classification overlay, it can only do so for comparative periods to which it applies PFRS 17 (i.e., from transition date to the date of initial application of PFRS 17).

No amendments have been made to the transition requirements of PFRS 9.

The amendments shall be applied at the same time PFRS 17 is adopted.

The amendments will have no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Investments in Associates and Joint Ventures, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the PFRS 10 and PAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in PFRS 3.  Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the International Accounting Standards Board completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period.  The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services.  A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with PFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  On the other hand, installation fees of data services that are custom built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services.  Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory.  The following factors indicate that we control the goods before they are being transferred to customers.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment;

•	We bear inventory risk on our inventory before it has been transferred to the customer;
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited.  It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods.  Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account.  If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

PFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•	Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);
c.	An active market for that financial assets has disappeared because of financial difficulties;

d.	Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar;
(b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; (c) AGS Indonesia, which uses the Indonesian Rupiah; and (d) PLDT Malaysia Sdn Bhd, which uses the Malaysian Ringgit.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

Upon adoption of PFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew.  That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal.  After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.  Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets amounted to Php1,396 million and Php1,144 million for the three months ended March 31, 2022 and 2021, respectively.  Total lease liabilities amounted to Php21,233 million and Php21,686 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Assessment of loss of control over VIH

The Company assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not the Company retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When the Company has less than majority of the voting rights or similar rights to an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscriptions of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PCEV lost its control over VIH and accounted for its remaining interest as investment in associate.

As at March 31, 2022 and December 31, 2021, the Company holds 36.82% and 38.45% interest over VIH. PCEV will continue to account for its remaining interest as investment in associate.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of the Bank Holdcos requires affirmative vote of at least one director nominated by both PCEV and VIH to direct the relevant activities of the Bank HoldCos.  The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank.  Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted as joint venture.

See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in Maya Bank.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at March 31, 2022 and December 31, 2021.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at March 31, 2022 and December 31, 2021.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments.  We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Corporate Recovery and Tax Incentives for Enterprises, or CREATE, Act

On March 26, 2021, President Rodrigo Duterte signed into law Republic Act No. 11534, or the CREATE Act, which introduced reforms to the corporate income tax and incentives systems.  It took effect 15 days after its complete publication in the Official Gazette or in a newspaper of general circulation, or on April 11, 2021.

The CREATE Act provides for the following reduction in corporate income tax rates, among others:

•	Lower corporate income tax from 30% to 25%, retroactive to July 1, 2020, for both domestic and foreign corporations;

•

Lower corporate income tax of 20% for small and medium domestic corporations (with net taxable income of Php5 million and below, and with total assets of not more than Php100 million excluding land); and

•	Lower MCIT from 2% to 1% effective July 1, 2020 until June 30, 2023.

The CREATE Act was not considered substantially enacted as at December 31, 2020 and its passage into law on March 26, 2021 is considered as a non-adjusting subsequent event for 2020.  Accordingly, current and deferred taxes as at and for the year ended December 31, 2020 were computed and measured using the applicable tax rates as at December 31, 2020 (i.e. 30% RCIT / 2% MCIT) for financial reporting purposes.

Under the CREATE Act, the lower regular corporate income tax rate of 25% applies retroactively to July 1, 2020.

•

Based on the provisions of BIR Revenue Regulations (RR) No. 05-2021 dated April 8, 2021, the applicable statutory tax rate for the calendar year ended December 31, 2020 is 27.5%.  This resulted in a reduction of provision for current income tax amounting to Php485 million, which was reflected as an adjustment in the 2020 Annual Income Tax Returns; and

•

Deferred income tax assets and liabilities as at December 31, 2020 are remeasured using the applicable statutory tax rate of 25% under the CREATE Act.  This resulted in lower net deferred income tax assets and liabilities as at December 31, 2020 of Php3,125 million and additional provision for deferred income tax of Php579 million.

The above adjustments in income tax provision were recognized in the first quarter of 2021.  Meanwhile, the tax rates provided for under the CREATE Act were used for the three months ended March 31, 2022 and for the year ended December 31, 2021.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php21,233 million and Php21,686 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 10 – Leases.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third-party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 –

Investment Properties, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2019, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 2G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is part of our strategy to address increasing demand for data and data centric applications by moving to faster speed LTE and 5G technologies.  As a result, Smart recognized additional depreciation expense of Php12 million and Php348 million for the three months ended March 31, 2022 and 2021, respectively.  Smart expects additional depreciation expense arising from the acceleration of the estimated useful lives of the affected equipment amounting to Php34 million for the remainder of 2022 and Php46 million in 2023.

In 2020, Smart shortened its estimated useful lives of certain network, technology and other equipment, the most significant of which are the 3G technology-related equipment in preparation for the shutdown of said technology.  The shutdown is the next phase of our strategy to migrate to faster speed LTE and 5G technologies.  Smart also shortened the estimated useful lives of certain network equipment as a result of transformation and cost reengineering initiatives.  As a result, Smart recognized additional depreciation expense of Php352 million for each of the three months ended March 31, 2022 and 2021.  Smart expects additional depreciation arising from the acceleration of estimated useful lives of the technology equipment amounting to Php758 million for the remainder of 2022 and Php1,110 million in each of the years from 2023 to 2024.

In 2021, Smart accelerated the depreciation of certain equipment as a result of its Technology Group initiatives such as IT and Tech refresh programs, core modernization and support replacements.  Additional depreciation expense recognized from these equipment amounted to Php1,138 million in the fourth quarter of 2021 and no additional depreciation expense is expected in subsequent periods.

The total depreciation and amortization of property and equipment amounted to Php11,171 million and Php10,577 million for the three months ended March 31, 2022 and 2021, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php307,125 million and Php302,736 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  As a result, the “Sun Cellular” trademark of DMPI which had been previously projected to be of continued use and accordingly estimated to have an indefinite life was subsequently treated as having a finite life and was amortized over a period of 12 months starting August 2020.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 15 – Goodwill and Intangible Assets – Amortization of Sun Cellular Trademark.

The total amortization of intangible assets with finite lives amounted to Php50 million and Php1,175 million for the three months ended March 31, 2022 and 2021, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,106 million and Php1,156 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods.  This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.  Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php759 million and Php901 million as at March 31, 2022 and December 31, 2021, respectively.  Total consolidated provision from deferred income tax amounted to Php1,936 million and Php1,446 million for the three months ended March 31, 2022 and 2021, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php11,621 million and Php13,385 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities, financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.  We consider the impact of the COVID-19 pandemic on the operations and financial standing of the counterparties during our assessment on significant increase in credit risk.  Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under general approach are measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL.  For trade receivables and contract assets, we use the simplified approach for calculating ECL.  We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experience with forward-looking information.  At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•	Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes and consider the severity of the impact of COVID-19 and the expected timing/duration of the recovery from the pandemic.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables amounted to Php594 million and Php1,218 million for the three months ended March 31, 2022 and 2021, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php24,262 million and Php21,790 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total impairment losses for contract assets amounted to Php41 million and Php98 million for the three months ended March 31, 2022 and 2021, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,248 million and Php2,251 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 5 – Income and Expenses – Contract Balances.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, G20 GDP and G20 inflation rates.  For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Other Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php455 million and Php556 million for the three months ended March 31, 2022 and 2021, respectively.  The prepaid benefit costs amounted to Php1,315 million and Php1,018 million as at March 31, 2022 and December 31, 2021, respectively.  The accrued benefit costs amounted to Php7,868 million and Php7,760 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

TIP

In 2017, the Board of Directors of PLDT approved the Transformation Incentive Program, or TIP, which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets.  The program was divided into two cycles.  Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants.  Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022.  TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the Long-term Incentive Program, LTIP, covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out.  Cycle 1 covers performance period from 2022 to 2024.  Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets.  Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final of the terms.

This other long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to Php339 million for the three months ended March 31, 2022 and the expense accrued for TIP amounted to Php297 million for the three months ended March 31, 2021.

The accrued incentive payable amounted to Php974 million and Php2,384 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php2,154 million and Php2,121 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments.  Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results.  We currently do not believe these proceedings could materially reduce our revenues and profitability.  It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.  See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at March 31, 2022 amounted to Php3,528 million and Php238,735 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2021 amounted to Php3,067 million and Php244,568 million, respectively.  See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group).  The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries, data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full-service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The chief operating decision maker, which we refer to as the Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income.  Net income for the period is measured consistent with net income in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.  The segment revenues, net income, and other segment information of our reportable operating segments for the three months ended March 31, 2022 and 2021, and as at March 31, 2022 and December 31, 2021 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
March 31, 2022 (Unaudited)
Revenues
External customers	25,529	24,619	—	—	50,148
Service revenues	23,468	24,506	—	—	47,974
Non-service revenues	2,061	113	—	—	2,174
Inter-segment transactions	218	9,918	—	(10,136)	—
Service revenues	218	9,918	—	(10,136)	—
Non-service revenues	—	—	—	—	—
Total revenues	25,747	34,537	—	(10,136)	50,148

Results
Depreciation and amortization	9,822	6,205	—	(3,460)	12,567
Asset impairment	549	529	—	—	1,078
Interest income	77	52	5	—	134
Equity share in net losses of associates and joint ventures	—	—	758	—	758
Financing costs – net	2,135	1,540	—	(977)	2,698
Provision for (benefit from) income tax	171	2,557	(80)	104	2,752
Net income (loss) / Segment profit (loss)	998	10,055	(661)	(1,239)	9,153
EBITDA	13,292	11,220	(5)	(3,597)	20,910
EBITDA margin	56%	33%	—	—	44%
Core income (loss)	1,871	7,755	(695)	(1,299)	7,632
Telco core income (loss)	1,871	7,654	(23)	(1,299)	8,203

Assets and liabilities
Operating assets	290,798	293,788	9,111	(23,862)	569,835
Investments in associates and joint ventures	39	43,519	9,036	1	52,595
Deferred income tax assets – net	4,650	5,670	—	1,301	11,621
Total assets	295,487	342,977	18,147	(22,560)	634,051
Operating liabilities	215,143	295,446	1,231	(5,124)	506,696
Deferred income tax liabilities	—	210	—	—	210
Total liabilities	215,143	295,656	1,231	(5,124)	506,906

March 31, 2022 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)	2,755	13,055	—	—	15,810

March 31, 2021 (Unaudited)
Revenues
External customers	26,979	20,945	—	—	47,924

Service revenues	24,816	20,861	—	—	45,677
Non-service revenues	2,163	84	—	—	2,247
Inter-segment transactions	404	5,610	—	(6,014)	—
Service revenues	404	5,610	—	(6,014)	—
Non-service revenues	—	—	—	—	—
Total revenues	27,383	26,555	—	(6,014)	47,924

Results
Depreciation and amortization	8,949	4,837	—	(2,065)	11,721
Asset impairment	665	928	—	(1)	1,592
Interest income	108	95	7	—	210
Equity share in net earnings (losses) of associates and joint ventures	—	207	(521)	—	(314)
Financing costs – net	1,659	1,453	—	(669)	2,443
Provision for (benefit from) income tax	1,561	300	(87)	48	1,822
Net income (loss) / Segment profit (loss)	1,466	9,462	(63)	(4,991)	5,874
EBITDA	14,802	10,307	(2)	(2,035)	23,072
EBITDA margin	59%	39%	—	—	51%
Core income (loss)	3,701	8,591	(94)	(4,849)	7,349
Telco core income (loss)	3,701	8,591	59	(4,849)	7,502

December 31, 2021 (Audited)
Assets and liabilities
Operating assets	299,513	285,083	7,351	(32,368)	559,579
Investments in associates and joint ventures	39	43,519	9,806	—	53,364
Deferred income tax assets – net	4,695	8,433	(81)	338	13,385
Total assets	304,247	337,035	17,076	(32,030)	626,328
Operating liabilities	213,219	293,162	1,023	(8,710)	498,694
Deferred income tax liabilities	—	169	—	—	169
Total liabilities	213,219	293,331	1,023	(8,710)	498,863

March 31, 2021 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)	8,738	11,967	—	—	20,705

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Consolidated net income	9,153	5,874
Add (deduct) adjustments:
Depreciation and amortization (Notes 9 and 10)	12,567	11,721
Provision for income tax (Note 7)	2,752	1,822
Financing costs – net (Note 5)	2,698	2,443
Foreign exchange losses – net (Notes 5 and 28)	1,060	623
Equity share in net losses of associates and joint ventures (Note 11)	758	314
Impairment of property and equipment (Notes 5 and 9)	178	—
Amortization of intangible assets (Note 15)	50	1,175
Interest income (Note 5)	(134)	(210)
Gains on derivative financial instruments – net (Note 28)	(472)	(80)
Other income – net	(7,700)	(610)
Net loss on debt modification (Note 5)	295	—
Gain on dilution of shares (Notes 5 and 11)	—	(324)
Income from prescription of preferred redemption liability (Note 20)	(7,839)	—
Others	(156)	(286)
Total adjustments	11,757	17,198
Consolidated EBITDA	20,910	23,072

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Consolidated net income	9,153	5,874
Add (deduct) adjustments:
Manpower rightsizing program, or MRP (Note 5)	4,553	180
Foreign exchange losses – net (Notes 5 and 28)	1,060	623
Net loss on debt modification – net of amortization of discount/premium	341	—
Accelerated depreciation	277	277
Impairment of property and equipment	178	—
Impairment of investments (Notes 11 and 12)	50	60
Sun Trademark amortization (Note 15)	—	1,126
CREATE Act impact for prior period deferred taxes	—	101
Gains from changes in fair value of financial assets at FVPL	—	(20)
Core income adjustment on equity share in net income of associates and joint ventures	(22)	(152)
Net income attributable to noncontrolling interests	(75)	(71)
Gains on derivative financial instruments – net, excluding hedge costs (Note 28)	(536)	(130)
Income from prescription of preferred redemption liability (Note 20)	(7,839)	—
Net tax effect of aforementioned adjustments	492	(519)
Total adjustments	(1,521)	1,475
Consolidated core income	7,632	7,349
Add (deduct) adjustments:
Share in VIH losses	672	428
VIH gain on dilution – net of tax	—	(275)
Gain on asset sales – net of tax (Note 5)	(101)	—
Total adjustments	571	153
Telco core income	8,203	7,502

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2022 and 2021:

	March 31,
	2022		2021
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	35.26	35.26	33.95	33.95
Add (deduct) adjustments:
Income from prescription of preferred redemption liability	27.21	27.21	—	—
Gains on derivative financial instruments – net, excluding hedge costs	1.86	1.86	0.45	0.45
Core income adjustment on equity share in net earnings of associates and joint ventures	0.10	0.10	0.71	0.71
Losses from changes in fair value of financial assets at FVPL	—	—	0.09	0.09
CREATE Act impact on deferred taxes – net	—	—	(0.47)	(0.47)
Sun Trademark amortization	—	—	(3.92)	(3.92)
Impairment of investments	(0.23)	(0.23)	(0.28)	(0.28)
Impairment of property and equipment	(0.62)	(0.62)	—	—
Accelerated depreciation	(0.96)	(0.96)	(0.96)	(0.96)
Loss on debt modification – net of amortization of debt discount/premium	(1.18)	(1.18)	—	—
Foreign exchange losses – net	(3.68)	(3.68)	(2.16)	(2.16)
MRP	(15.81)	(15.81)	(0.62)	(0.62)
Total adjustments	6.69	6.69	(7.16)	(7.16)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	41.95	41.95	26.79	26.79

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	22,895	24,241
Home broadband	573	573
MVNO and others	—	2
	23,468	24,816
Non-service revenues:
Sale of mobile handsets and broadband data modems	2,061	2,163
Total wireless revenues	25,529	26,979
Fixed line services
Service revenues:
Voice	5,849	4,978
Data	18,585	15,819
Miscellaneous	72	64
	24,506	20,861
Non-service revenues:
Sale of computers, phone units and SIM cards	88	97
Point-product-sales	25	(13)
	113	84
Total fixed line revenues	24,619	20,945
Total revenues	50,148	47,924

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the three months ended March 31, 2022 and 2021.

5.	Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segment under PFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the three months ended March 31, 2022 and 2021:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
March 31, 2022 (Unaudited)
Type of good or service
Service revenue	23,686	34,424	—	(10,136)	47,974
Non-service revenue	2,061	113	—	—	2,174
Total revenues from contracts with customers	25,747	34,537	—	(10,136)	50,148

Timing of revenue recognition
Transferred over time	23,686	34,424	—	(10,136)	47,974
Transferred at a point time	2,061	113	—	—	2,174
Total revenues from contracts with customers	25,747	34,537	—	(10,136)	50,148

March 31, 2021 (Unaudited)
Type of good or service
Service revenue	25,220	26,471	—	(6,014)	45,677
Non-service revenue	2,163	84	—	—	2,247
Total revenues from contracts with customers	27,383	26,555	—	(6,014)	47,924

Timing of revenue recognition
Transferred over time	25,220	26,471	—	(6,014)	45,677
Transferred at a point time	2,163	84	—	—	2,247
Total revenues from contracts with customers	27,383	26,555	—	(6,014)	47,924

Contract Balances

Contract balances as at March 31, 2022 and December 31, 2021 consists of the following:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 17)	35,907	35,625
Contract assets	2,295	2,306
Contract liabilities and unearned revenues (Notes 22 and 24)	13,616	13,621

The increase in gross trade and other receivables of Php282 million as at March 31, 2022 was primarily due to the billing of new connections.

The decrease of Php11 million in contract assets as at March 31, 2022 was due to lower device plan activations.

The decrease of Php5 million in contract liabilities and unearned revenues as at March 31, 2022 is attributable to the recognition of actual revenue on prepaid load because the service was already rendered.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the three months ended March 31, 2022 and for the year ended December 31, 2021.

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	55	92
Provisions	9	32
Reclassification	(17)	(69)
Balances at end of the period	47	55

Changes in the contract liabilities and unearned revenues accounts for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	Marc 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	13,621	9,571
Deferred during the period	110,733	138,346
Recognized as revenue during the period	(110,738)	(134,296)
Balances at end of the period	13,616	13,621

The contract liabilities and unearned revenues accounts as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	6,401	6,716
Advance monthly service fees	2,083	2,476
Short-term advances for installation services	2,847	2,355
Leased facilities	2,270	2,045
Long-term advances from equipment	15	29
Total contract liabilities and unearned revenues	13,616	13,621

Contract liabilities:
Noncurrent (Note 22)	205	223
Current (Note 24)	4	21

Unearned revenues:
Noncurrent (Note 22)	4,007	3,335
Current (Note 24)	9,400	10,042

Unearned revenues on leased circuits pertain to prepayments for various leased circuit contracts.  See Note 25 – Related Party Transactions.

As at March 31, 2022, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php4,212 million and Php9,404 million, respectively, while as at December 31, 2021, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php3,558 million and Php10,063 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Compensation and employee benefits	11,228	6,538
Repairs and maintenance (Notes 14, 18 and 25)	6,694	5,865
Professional and other contracted services (Note 25)	2,006	2,025
Selling and promotions (Note 25)	1,299	1,794
Taxes and licenses	1,029	1,196
Insurance and security services (Note 25)	423	470
Rent (Notes 10 and 25)	389	523
Communication, training and travel (Note 25)	262	190
Amortization of intangible assets (Note 15)	50	1,175
Other expenses	147	238
Total selling, general and administrative expenses	23,527	20,014

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	5,881	5,505
MRP	4,553	180
Pension benefit costs (Note 26)	455	556
Incentive plan (Note 26)	339	297
Total compensation and employee benefits	11,228	6,538

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses.  The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses.  The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	2,116	2,555
Cost of services (Note 18)	763	760
Cost of point-product-sales (Note 18)	386	273
Total cost of sales and services	3,265	3,588

Asset Impairment

Asset impairment for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 17)	594	1,218
Inventories and supplies (Note 18)	265	276
Property and equipment (Note 9)	178	—
Contract assets	41	98
Total asset impairment	1,078	1,592

Other Income (Expenses) – Net

Other income (expenses) – net for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income from prescription of preferred redemption liability (Note 20)	7,839	—
Gains on derivative financial instruments – net (Note 28)	472	80
Interest income	134	210
Gain on dilution of shares (Note 11)	—	324
Equity share in net losses of associates and joint ventures (Note 11)	(758)	(314)
Foreign exchange losses – net (Note 28)	(1,060)	(623)
Financing costs – net	(2,698)	(2,443)
Others – net (Notes 11, 12 and 14)	(139)	286
Total other income (expenses) – net	3,790	(2,480)

Interest Income

Interest income for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Interest income arising from revenue contracts with customers	65	84
Interest income on cash and cash equivalents (Note 16)	42	95
Interest income on financial instruments at amortized cost (Note 13)	14	—
Interest income on financial instruments at FVPL	4	—
Interest income on financial instruments at FVOCI	—	1
Interest income – others	9	30
Total interest income	134	210

Financing Costs – Net

Financing costs – net for the three months ended March 31, 2022 and 2021 consist of the following:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	2,640	2,497
Accretion on lease liabilities (Note 10)	283	284
Financing charges	105	1
Accretion on financial liabilities (Note 21)	91	37
Capitalized interest (Notes 9 and 29)	(421)	(376)
Total financing costs – net	2,698	2,443

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the three months ended March 31, 2022 and 2021 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVOCI – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial gains (losses) on defined benefit plans – net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2022	366	(9)	(1,965)	544	(35,356)	(14)	(3)	(36,437)	15	(36,422)
Other comprehensive income (loss)	36	—	(388)	—	109	(1)	—	(244)	1	(243)
Balances as at March 31, 2022 (Unaudited)	402	(9)	(2,353)	544	(35,247)	(15)	(3)	(36,681)	16	(36,665)
Balances as at March 1, 2021	701	(9)	(1,202)	616	(35,720)	(37)	(1)	(35,652)	9	(35,643)
Other comprehensive income (loss)	(404)	—	(227)	36	(2,546)	5	—	(3,136)	1	(3,135)
Balances as at March 31, 2021 (Unaudited)	297	(9)	(1,429)	652	(38,266)	(32)	(1)	(38,788)	10	(38,778)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	11,621	13,385
Net deferred income tax liabilities	210	169

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Pension and other employee benefits	3,020	3,590
Unearned revenues	2,933	3,022
Unamortized past service pension costs	2,593	3,364
Accumulated provision for expected credit losses	2,356	2,920
Accumulated write-down of inventories to net realizable values	630	662
Lease liability over ROU assets under PFRS 16	553	581
Unrealized foreign exchange gains	466	403
Fixed asset impairment/depreciation due to shortened life of property and equipment	138	79
NOLCO	96	10
Excess MCIT over RCIT	54	1
Customer list and trademark	49	129
Derivative financial instruments	(47)	(30)
Taxes and duties capitalized	(138)	(141)
Capitalized charges and others	(1,082)	(1,205)
Total deferred income tax assets – net	11,621	13,385
Net deferred income tax liabilities:
Investment property	240	241
Unrealized foreign exchange gains	4	5
Others	(34)	(77)
Total deferred income tax liabilities	210	169

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balances at beginning of the period	13,385	19,556
Net deferred income tax liabilities – balances at beginning of the period	(169)	(726)
Net balances at beginning of the period	13,216	18,830
Movement charged directly to other comprehensive income (loss)	118	(3,239)
Provision for deferred income tax	(1,936)	(2,348)
Others	13	(27)
Net balances at end of the period	11,411	13,216
Net deferred income tax assets – balances at end of the period	11,621	13,385
Net deferred income tax liabilities – balances at end of the period	(210)	(169)

The impact of the change in tax rates in our deferred income tax assets and liabilities under the CREATE law is included in the deferred income tax assets charged directly to other comprehensive income and provision for deferred income tax.

The analysis of our consolidated net deferred income tax assets as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	5,910	10,127
Deferred income tax assets to be recovered within 12 months	5,711	3,258
	11,621	13,385

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(232)	(173)
Deferred income tax liabilities to be settled within 12 months	22	4
Net deferred income tax liabilities	(210)	(169)

Provision for income tax for the three months ended March 31, 2022 and 2021 consist of:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Current	816	376
Deferred (Note 3)	1,936	1,446
	2,752	1,822

The impact of the application of MCIT amounting to Php386 thousand and nil for the three months ended March 31, 2022 and 2021, respectively, was considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	2,977	1,924
Tax effects of:
Equity share in net loss (income) of associates and joint ventures	54	(50)
Nondeductible expenses	15	19
Tax adjustment due to CREATE	—	102
Income not subject to income tax	(3)	(2)
Income subject to final tax	(36)	(22)
Special deductible items and income subject to lower tax rate	(44)	(70)
Difference between Optional Standard Deduction, OSD, and itemized deductions	(66)	(104)
Net movement in unrecognized deferred income tax assets and other adjustments	(145)	25
Actual provision for income tax	2,752	1,822

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	1,286	1,286
Accumulated provision for expected credit losses	966	963
NOLCO	362	327
Provisions	158	787
Pension and other employee benefits	115	75
Excess MCIT over RCIT	22	22
Unrealized foreign exchange losses	18	28
Lease liability over ROU assets under PFRS 16	18	19
Unearned revenues	15	21
Accumulated write-down of inventories to net realizable values	13	13
Interest on subordinated shareholder advances	(4)	(4)
	2,969	3,537
Unrecognized deferred income tax assets	759	901

DMPI and ePLDT availed of the OSD method in computing their taxable income.  This assessment is based on projected taxable profits at a level where it is favorable to use OSD method.  These companies are also expected to avail of the OSD method in the foreseeable future.  Thus, certain deferred income tax assets of DMPI and ePLDT amounting to Php237 million and Php201 million as at March 31, 2022 and December 31, 2021, respectively, were not recognized.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit.  Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2022 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2019	December 31, 2022	7	80
December 31, 2020	December 31, 2023	14	—
December 31, 2020	December 31, 2025	—	63
December 31, 2021	December 31, 2024	2	—
December 31, 2021	December 31, 2026	—	206
March 31, 2022	March 31, 2025	53	—
March 31, 2022	March 31, 2027	—	392
		76	741
NOLCO incurred by foreign affiliates which can be carried over indefinitely		—	7
		76	748
Consolidated tax benefits		76	187
Consolidated unrecognized deferred income tax assets		(22)	(91)
Consolidated recognized deferred income tax assets		54	96

The excess MCIT totaling Php76 million as at March 31, 2022 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php2 million and nil for the three months ended March 31, 2022 and 2021, respectively.  No excess MCIT expired for the three months ended March 31, 2022 and 2021.

NOLCO totaling Php748 million as at March 31, 2022 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php14 million and Php192 million for the three months ended March 31, 2022 and 2021, respectively.  The amount of expired NOLCO amounted to nil for the three months ended March 31, 2022 and 2021.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by the President on September 11, 2020.  It contains the government’s second wave of relief measures to address the health and economic crises stemming from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extends the carry-over of the NOLCO incurred in 2021 to 2022 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss.  Hence, the carry-over period for the expiration of NOLCO incurred in 2021 and 2022 amounting to Php206 million and Php393 million, respectively, has been extended to five years from the previous three years.

Registration with Clark Special Economic Zone

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2022 and 2021:

	March 31,
	2022		2021
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	9,078	9,078	5,803	5,803
Dividends on preferred shares (Note 20)	(15)	(15)	(15)	(15)
Consolidated net income attributable to common equity holders of PLDT	9,063	9,063	5,788	5,788

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	41.95	41.95	26.79	26.79

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS.  As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Buildings	Vehicles, furniture and other network equipment	Information origination and termination equipment	Land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
As at December 31, 2020 (Audited)
Cost	205,338	3,134	298,169	23,647	41,856	46,885	4,427	23,868	104	50,060	697,488
Accumulated depreciation, impairment and amortization	(147,048)	(2,585)	(186,566)	(18,674)	(35,260)	(29,545)	(279)	(16,651)	(12)	—	(436,620)
Net book value	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
Year Ended December 31, 2020 (Audited)
Net book value at beginning of the year	58,290	549	111,603	4,973	6,596	17,340	4,148	7,217	92	50,060	260,868
Additions (Note 4)	1,306	906	141	145	570	5,678	43	23	145	80,026	88,983
Disposals/Retirements	(9)	(1)	(81)	(27)	(52)	—	(163)	—	—	—	(333)
Reclassifications	—	1,850	—	2,795	55	—	—	—	—	(4,554)	146
Impairment losses recognized during the year	(27)	—	(121)	—	—	—	—	—	—	—	(148)
Transfers and others	22,641	—	30,328	629	195	10,077	145	4,900	107	(69,022)	—
Translation differences charged directly to cumulative translation adjustments	—	—	1	—	(1)	—	—	1	—	—	1
Adjustments	8	—	—	(8)	—	—	—	—	—	—	—
Depreciation and amortization	(10,676)	(552)	(23,282)	(1,091)	(2,124)	(5,245)	(10)	(3,635)	(166)	—	(46,781)
Net book value at end of the year	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
As at December 31, 2021 (Audited)
Cost	229,160	5,896	327,195	26,838	40,586	62,595	4,451	27,099	355	56,510	780,685
Accumulated depreciation, impairment and amortization	(157,627)	(3,144)	(208,606)	(19,422)	(35,347)	(34,745)	(288)	(18,593)	(177)	—	(477,949)
Net book value	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Three Months Ended March 31, 2022 (Unaudited)
Net book value at beginning of the period	71,533	2,752	118,589	7,416	5,239	27,850	4,163	8,506	178	56,510	302,736
Additions (Note 4)	142	30	51	6	326	1,418	—	—	—	13,837	15,810
Disposals/Retirements	(2)	—	(20)	(1)	(42)	—	(7)	—	—	—	(72)
Reclassifications	—	(25)	—	(135)	—	—	—	—	—	161	1
Impairment losses recognized during the year (Note 5)	(112)	—	(66)	—	—	—	—	—	—	—	(178)
Transfers and others	2,394	—	5,627	135	94	1,591	—	1,051	6	(10,898)	—
Translation differences charged directly to cumulative translation adjustments	—	—	—	—	—	—	—	(1)	—	—	(1)
Adjustments	1	—	—	—	(1)	—	—	—	—	—	—
Depreciation and amortization (Note 3)	(2,429)	(161)	(5,358)	(290)	(414)	(1,657)	(4)	(842)	(16)	—	(11,171)
Net book value at end of the period	71,527	2,596	118,823	7,131	5,202	29,202	4,152	8,714	168	59,610	307,125
As at March 31, 2022 (Unaudited)
Cost	231,621	5,900	333,040	25,712	40,922	65,604	4,443	28,091	362	59,610	795,305
Accumulated depreciation, impairment and amortization	(160,094)	(3,304)	(214,217)	(18,581)	(35,720)	(36,402)	(291)	(19,377)	(194)	—	(488,180)
Net book value	71,527	2,596	118,823	7,131	5,202	29,202	4,152	8,714	168	59,610	307,125

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php421 million and Php376 million for the three months ended March 31, 2022 and 2021, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net and Note 29 – Notes to the Statements of Cash Flows.  The average interest capitalization rate used was approximately 4% for each of the three months ended March 31, 2022 and 2021.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php91 million and Php8 million for the three months ended March 31, 2022 and 2021, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php78,227 million and Php77,201 million as at March 31, 2022 and December 31, 2021, respectively.

As at March 31, 2022, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 15 years
Central equipment	3 – 15 years
Network facilities	3 – 15 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	5 – 15 years
Land improvements	10 years
IT systems and platforms	3 – 5 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Towers Deal

On April 19, 2022, Smart and DMPI signed Sale and Purchase Agreements, or SPAs, with a subsidiary of edotco Group and a subsidiary of EdgePoint, or the TowerCos, in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for Php77 billion. Out of the total towers, 2,973 towers located primarily in Luzon, Visayas and Mindanao will be acquired by ISOC edotco Towers, Inc., subsidiary of edotco Group, and 2,934 towers located in Luzon by Comworks Infratech Corp., subsidiary of EdgePoint.

Concurrent with the execution of the SPAs, Smart has also entered into Master Service Agreements with the TowerCos where Smart has agreed to leaseback the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites. The sale and leaseback will be complemented by a new tower build commitment of 1,500 towers in total over the next few years.  The closing of the agreements will be on a staggered basis depending on the satisfaction of closing conditions, according to the number of towers transferred.  First closing is expected in May 2022 with final closing by the fourth quarter of the year.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at March 31, 2022 are as follows:

Sites	1 – 30 years
International leased circuits	2 – 10 years
Poles	1 – 12 years
Domestic leased circuits	1 – 10 years
Office buildings	1 – 25 years
Co-located sites	3 – 7 years

Our consolidated rollforward analysis of ROU assets as at March 31, 2022 and December 31, 2021 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
As at December 31, 2021 (Audited)
Costs:
Balances at beginning of the year	17,854	4,288	3,370	1,294	1,781	9	28,596
Additions (Note 29)	5,967	226	47	890	184	—	7,314
Modifications	107	33	230	(309)	(9)	1	53
Asset retirement obligation	211	—	—	—	2	—	213
Currency translation	—	—	—	—	1	—	1
Disposals	(1)	—	(16)	—	(6)	—	(23)
Terminations	(1,045)	(290)	—	(143)	(284)	—	(1,762)
Balances at end of the year	23,093	4,257	3,631	1,732	1,669	10	34,392

Accumulated depreciation and amortization:
Balances at beginning of the year	(6,556)	(1,346)	(967)	(427)	(993)	(4)	(10,293)
Terminations	889	148	—	35	281	—	1,353
Disposals	1	—	16	—	6	—	23
Currency translation	—	—	—	—	(1)	—	(1)
Modifications	(1)	—	—	—	(4)	—	(5)
Depreciation (Note 3)	(2,999)	(816)	(678)	(574)	(319)	(2)	(5,388)
Balances at end of the year	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	(14,311)
Net book value as at December 31, 2021 (Audited)	14,427	2,243	2,002	766	639	4	20,081

As at March 31, 2022 (Unaudited)
Costs:
Balances at beginning of the period	23,093	4,257	3,631	1,732	1,669	10	34,392
Additions (Note 29)	1,118	63	25	19	24	—	1,249
Modifications	44	(5)	370	(10)	—	—	399
Asset retirement obligation	24	—	—	—	1	—	25
Terminations	(91)	(205)	—	—	—	—	(296)
Balances at end of the period	24,188	4,110	4,026	1,741	1,694	10	35,769

Accumulated depreciation and amortization:
Balances at beginning of the period	(8,666)	(2,014)	(1,629)	(966)	(1,030)	(6)	(14,311)
Terminations	33	85	—	1	—	—	119
Modifications	8	—	—	—	—	—	8
Depreciation (Note 3)	(780)	(204)	(208)	(126)	(78)	—	(1,396)
Balances at end of the period	(9,405)	(2,133)	(1,837)	(1,091)	(1,108)	(6)	(15,580)
Net book value as at March 31, 2022 (Unaudited)	14,783	1,977	2,189	650	586	4	20,189

The following amounts are recognized in our consolidated income statements for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Depreciation expense of ROU assets (Note 3)	1,396	1,144
Interest expense on lease liabilities (Note 5)	283	284
Expenses relating to short-term leases (included in general and administrative expenses) (Note 5)	237	332
Variable lease payments (included in general and administrative expenses) (Note 5)	152	190
Expenses relating to leases of low-value assets (included in general and administrative expenses) (Note 5)	—	1
Total amount recognized in consolidated income statements	2,068	1,951

Our consolidated rollforward analysis of lease liabilities as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	21,686	20,025
Additions (Note 29)	1,268	7,314
Lease modifications	397	33
Accretion on lease liabilities (Note 5)	283	1,170
Foreign exchange gain – net	39	147
Adjustment	—	11
Termination	(179)	(467)
Settlement of obligations	(2,261)	(6,547)
Balances at end of the period (Notes 3 and 29)	21,233	21,686
Less current portion of lease liabilities (Note 28)	4,652	4,555
Noncurrent portion of lease liabilities (Note 28)	16,581	17,131

We had total cash outflows for leases of Php2,261 million and Php1,924 million for the three months ended March 31, 2022 and 2021, respectively.  We also had non-cash additions to ROU assets of Php1,249 million and Php7,314 million as at March 31, 2022 and December 31, 2021, respectively.  We had non-cash additions to lease liabilities of Php1,268 million and Php7,314 million as at March 31, 2022 and December 31, 2021, respectively.   The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options.  These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs.  However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to Php13 million and Php11 million for the three months ended March 31, 2022 and 2021, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at March 31, 2022 and December 31, 2021 are as follows.

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	39	51
After one year but not more than five years	—	—
More than five years	—	—
	39	51

11.	Investments in Associates and Joint Ventures

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022		December 31, 2021
	(Unaudited)		(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,984		9,984
VIH	6,338		7,080
Appcard, Inc.	110		110
Asia Outsourcing Beta Limited, or Beta	32		32
Digitel Crossing, Inc., or DCI	—		—
AF Payments, Inc., or AFPI	—		—
Asia Netcom Philippines Corp., or ANPC	—		—
AF Payments, Inc., or AFPI	—		—
	16,464		17,206
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	33,599		33,596
Multisys	2,491	(1)	2,521	(1)
Telecommunications Connectivity, Inc., or TCI	39		39
Paymaya Finserve Corporation, or PFC	1		1
Voyager Finserve Corporation, or VFC	1		1
	36,131		36,158
Total carrying value of investments in associates and joint ventures	52,595		53,364

(1)	Including subscription payable of Php620 million as at March 31, 2022 and December 31, 2021.

Changes in the cost of investments for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	61,986	60,110
Additions during the period	51	1,777
Translation and other adjustments	6	99
Balances at end of the period	62,043	61,986

Changes in the accumulated impairment losses for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,755	2,603
Additional impairment (Note 4)	—	60
Translation and other adjustments	50	92
Balances at end of the period	2,805	2,755

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at March 31, 2022 and for the year ended December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	(5,867)	(5,384)
Share in the other comprehensive income (losses) of associates and joint ventures accounted for using the equity method	(1)	23
Equity share in net losses of associates and joint ventures:	(758)	(1,101)
VTI, Bow Arken and Brightshare	3	971
MediaQuest PDRs	—	70
DCI	—	33
TCI	—	(1)
PFC/VFC	(1)	—
Appcard, Inc.	(1)	8
Multisys	(30)	55
VIH	(729)	(2,237)
Translation and other adjustments	(17)	595
Balances at end of the period	(6,643)	(5,867)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013.  These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on VIU calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,984 million as at March 31, 2022 and December 31, 2021.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures and subsidiaries as at March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,627	22,402
Current assets	7,774	7,942
Noncurrent liabilities	2,496	2,304
Current liabilities	11,305	11,440
Equity(1)	16,600	16,600
Carrying amount of interest in Satventures	9,984	9,984
Additional Information:
Cash and cash equivalents	469	749
Current financial liabilities(2)	560	386
Noncurrent financial liabilities(2)	1,530	1,319

(1)	Including Php1 billion deposit for preferred stock subscriptions by Mediaquest in 2021.
(2)	Excluding trade, other payables and provisions.

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	2,702	2,792
Depreciation and amortization	337	305
Interest income	—	1
Interest expense	50	58
Provision for income tax	5	50
Net income	—	8
Other comprehensive income	—	—
Total comprehensive income	—	8
Equity share in net income of Satventures	—	181

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of Voyager Innovations Holdings Pte. Ltd., or VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million;

(ii)	VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million; and
(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Loss of Control over VIH

In 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR, Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, International Finance Corporation, or IFC, and IFC Emerging Asia Fund, or IFC EAF, a fund managed by IFC Asset Management Company, or IFC AMC, entered into subscription agreements to subscribe VIH’s Convertible Class A preferred shares with a total subscription price amounting to US$215 million.  As a result, PCEV’s ownership was diluted to 48.74% and retained two out of five BOD seats in VIH, which resulted to a loss of control.  Consequently, PCEV accounted for its remaining interest in VIH as an investment in an associate.

On June 17, 2020, VIH appointed a new director, representing IFC, bringing the total number of BOD seats in VIH to six.  PCEV still holds two out of the six BOD seats after the appointment of the new director.

The following summarizes the subscription agreements entered into by PCEV with VIH:

Date	Number of Shares Sold	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	44%
March 12, 2021	Exercise of warrants to subscribe Class A2 preference shares	6.7	447	42%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38%

PCEV’s % equity interest in VIH stood at 38.45% as at March 31, 2022 and December 31, 2021.

Investment in Class B Convertible Preference Shares

On June 11, 2021, PCEV, KKR, Tencent, and IFC Financial Institutions Growth Fund, a fund managed by IFC AMC, entered into a new subscription agreement with VIH to subscribe to US$120.8 million Class B convertible preferred shares of VIH.  PCEV paid a total consideration of US$25 million or Php 1,218 million for 15.6 million VIH convertible preferred shares and resulting to another equity interest dilution from 41.87% to 38.45%.

PLDT Group Participated in VIH New Round of Fundraise

On April 7, 2022, PLDT Group, through PCEV, participated in the new round of fundraise for VIH amounting to US$62 million. Leading the round is the new investor SIG Venture Capital. Also participating in the round are the other existing shareholders KKR, Tencent, IFC, IFC EAF and IFC Financial Institutions Growth Fund, as well as new investors including Singapore-based global investor EDBI and investment holding company First Pacific. Thereafter, PCEV’s ownership in VIH was diluted from 38.45% to 36.82%.

The summarized financial information of VIH as at March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021 is shown below:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	2,916	2,403
Current assets	8,204	10,146
Noncurrent liabilities	117	115
Current liabilities	5,734	5,310
Equity	5,269	7,124
Carrying amount of interest in VIH	6,338	7,080
Additional Information:
Cash and cash equivalents	4,359	6,597
Current financial liabilities*	5,711	5,253

*	Excluding statutory payables and accrued taxes.

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,748	1,220
Depreciation and amortization	60	58
Interest income (expense)	4	1
Net loss	(1,837)	(1,172)
Other comprehensive losses	—	—
Total comprehensive losses	(1,837)	(1,172)
Equity share in net losses of VIH	(729)	(514)

*Including impact of 2021 audit adjusting entries.

The carrying value of PCEV’s investment in VIH as at March 31, 2022 and December 31, 2021 are as follows.

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
VIH Equity(1)	4,469	6,398
PCEV's noncontrolling interests	38.45%	38.45%
Share in net assets of VIH	1,718	2,460
Goodwill arising from acquisition	4,620	4,620
Carrying amount of interest in VIH	6,338	7,080

(1)	VIH Equity is net of Php800 million and Php726 million Stock Option in 2022 and 2021, respectively.

Investment of PLDT Capital Pte. Ltd., or PLDT Capital, in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million.  AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow subject to indemnity claims of the buyer.

Investment of PLDT Capital in Beta

On May 14, 2021, PGIC entered into an Instrument of Transfer with its affiliate, PLDT Capital, relating to the acquisition of PGIC’s 554 ordinary shares (or 18.32% full economic interest) in Beta for a purchase consideration of US$0.68 million.  PGIC received the cash consideration from PLDT Capital also on May 14, 2021.

The transfer of shares to PLDT Capital was completed on May 25, 2021.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system.  ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively.  DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG.  Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owned more than half of the voting interest in ANPC, management assessed that Digitel only had significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI did not qualify as investment in joint venture as there was no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  On June 2, 2021, Digitel fully divested its investments in DCI and ANPC.  Following the divestment, the JVA dated December 2000, as amended, between and among the Company, DCI, ANPC and PNPI was mutually terminated.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart initially subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest, and participated in subsequent capital calls, thereafter.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart infused additional capital for the following years:

Date	Number of Shares Acquired	Subscription Price (Php)	Subscription Price
		(in millions)
March 29, 2019	70 Preferred Shares	1.00	70
March 11, 2020	60 Preferred Shares	1.00	60
March 30, 2021	60 Preferred Shares	1.00	60
March 29, 2022	50 Preferred Shares	1.00	50

Smart retained its 20% equity interest in AFPI as at March 31, 2022.

The summary of investments in AFPI made by Smart as at March 31, 2022 and December 31, 2021 is shown below:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Common shares	625.7	625.7
Preferred shares	364.2	314.2

Smart’s investment in AFPI has been fully impaired as at March 31, 2022 and December 31, 2021.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Summarized financial information of individually immaterial associates

The following table presents the summarized financial information of our individually immaterial investments in associates for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	20	20
Net income	25	25
Other comprehensive income	—	—
Total comprehensive income	25	25

There were no dividends received from our associates for the three months ended March 31, 2022 and 2021.

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2022 and December 31, 2021.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) a Share Purchase Agreement, or SPA,  with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The largest amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares upon execution of the relevant agreement.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php13 million as at March 31, 2022 and December 31, 2021.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	76,865	76,925
Current assets	5,106	4,836
Noncurrent liabilities	9,434	9,442
Current liabilities	2,209	2,155
Equity	70,328	70,164
Share in net assets of VTI, Bow Arken and Brightshare	33,599	33,596
Additional Information:
Cash and cash equivalents	3,213	3,183
Current financial liabilities*	59	60
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	929	828
Depreciation and amortization	374	364
Interest income	4	4
Provision for income tax	35	18
Net income	6	7
Other comprehensive income	—	—
Total comprehensive income	6	7
Equity share in net income of VTI, Bow Arken and Brightshare	3	3

The carrying value of PLDT’s investment in VTI, Bow Arken and Brigtshare as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
VTI, Bow Arken and Brightshare equity	70,328	70,164
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	35,164	35,082
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(154)	(155)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(885)	(857)
Others	(128)	(76)
Carrying amount of interest in VTI, Bow Arken and Brightshare	33,599	33,596

Notice of Transaction filed with the PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming that the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction.  It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition sought to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).

On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.  On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA, or the First CA Resolution: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement;
(ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution, or the Second CA Resolution, denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Second CA Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and
(2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision on October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
(iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and
(v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transactions was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.  On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.   On April 24, 2018, PLDT received the PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT received the Supreme Court’s Resolution dated April 24, 2018 granting the motion for extension of PLDT and noting its Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days from notice.  On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.  On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

On August 14, 2018, PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.  On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

On July 2, 2020, PLDT received a Resolution dated March 3, 2020 requiring petitioners in G.R. No. 242352 (Atty. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson v. NTC, et al.,) to file a Consolidated Reply to the comments on the petition within 10 days from notice.

On September 2, 2020, PLDT received a Resolution dated June 30, 2020 where the Supreme Court resolved to Await the Consolidated Reply of the petitioners in G.R. No. 242352 as required in the resolution dated March 3, 2020.

On November 16, 2020, PLDT received a Resolution of the Supreme Court dated October 6, 2020 which granted the motions filed by the petitioners in G.R. No. 242352 to extend the filing of the Consolidated Reply until September 29, 2020.

On February 8, 2021, PLDT received a Resolution where the Supreme Court noted the Consolidated Reply dated September 29, 2020 filed by the Petitioners in G.R. 242352.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share.  The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares.  The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys, and a balance of another Php800 million subscription payable was outstanding.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition.  As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which include technologies and customer relationships, amounted to Php1,357 million.  Goodwill of Php1,031 million has been determined based on the final results of the independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

Based on its 2019 performance, the owners of Multisys are entitled to Php170 million out of the total Php230 million contingent consideration.  Subsequently on April 6, 2020 and December 1, 2020, PGIH paid the owners Php153 million and Php17 million, respectively.  The difference of the lower payout and the original contingent consideration amounting to Php60 million was closed to profit and loss.

On October 6, 2021, PGIH paid Php180 million of the subscription payable to Multisys.

The subscription payable of PGIH to Multisys was at Php620 million as at March 31, 2022 and December 31, 2021.

Investment of Smart in TCI

On February 8, 2019, the RA 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.  In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber.  The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation.  Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

Subsequently, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of the MNP Act.  The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI would ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

In December 2020, Smart subscribed to additional 30 million shares, at a subscription price of Php1.00 per share, representing its 33.33% equity interest.  The subscription price of Php30 million was settled in July 2021, upon TCI’s capital call.

The core services of MNP was made available by TCI on September 30, 2021.  This allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers.

Smart’s investment in TCI is recorded under investment in joint venture and is carried in the PLDT’s consolidated financial statements at equity method. As at March 31, 2022 and December 31, 2021, TCI’s investment amounted to both Php39 million.

Investment of PCEV in Maya Bank

Pursuant to the Investment Agreement dated September 21, 2021, PCEV, VIH and Voyager have agreed to invest in Maya Bank, to be carried out through the following transactions:

(i)	PCEV and VIH to subscribe to VFC shares and PFC shares (collectively, the Bank HoldCos shares);
(ii)	VFC and PFC (collectively, the Bank HoldCos) and Voyager to subscribe to Maya Bank shares;
(iii)	VIH to subscribe to convertible bonds to be issued by the Bank HoldCos, which are convertible to common shares of the Bank HoldCos; and
(iv)	VIH to subscribe to exchangeable bonds to be issued by the Bank HoldCos, which are exchangeable to common shares of Maya Bank held by the Bank HoldCos.

On September 24, 2021, PCEV entered into separate subscription agreements with VFC and PFC to subscribe to 8.9 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

Based on the assessment and accounting principles of control as a basis of financial consolidation provided in PFRS 10, PCEV cannot demonstrate control over the Bank HoldCos requiring consolidation.  PCEV will account for these investments as joint venture in accordance with PFRS 11 and PAS 28.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

On January 20, 2022, PCEV entered into another subscription agreements with VFC and PFC to subscribe to 6.2 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank HoldCos.

PCEV’s investment in Bank HoldCos are recorded under investment in joint venture and are carried in the PLDT’s consolidated financial statements at equity method.  As at March 31, 2022 and December 31, 2021, PCEV’s investment in each of the Bank HoldCos amounted to Php1 million each.

Summarized financial information of individually immaterial joint ventures

The following table presents the summarized financial information of our individually immaterial joint investments in joint ventures for the three months ended March 31, 2022 and 2021:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	112	99
Net income	31	10
Other comprehensive income	—	—
Total comprehensive income	31	10

Outstanding contingent liabilities or capital commitments with our joint ventures amounted to Php620 million as at March 31, 2022 and December 31, 2021.

12.	Financial Assets at FVPL

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Club shares and others	347	339
Phunware, Inc., or Phunware	—	—
	347	339

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation.  Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens.  The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015.

On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million.  On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware Stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.

On October 25, 2021, PLDT Capital sold all of its PHUN common shares for an aggregate amount of US$9.5 million, or Php482 million, resulting in the full divestment of the investment in Phunware and a gain on fair value change amounting to Php306 million and a gain on sale amounting to Php115 million were recognized.

13.	Debt Instruments at Amortized Cost

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Retail Treasury Bonds	440	400
Time deposits	211	207
BDO Asean Bonds	100	—
	751	607
Less: Current portion of debt instrument at amortized cost (Note 28)	211	207
Noncurrent portion of debt instrument at amortized cost (Note 28)	540	400

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million maturing on March 9, 2024.  The bond has a gross coupon rate of 2.375% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost.  Interest income, net of withholding tax, recognized on this investment amounted to Php475 thousand and Php121 thousand for the three months ended March 31, 2022 and 2021, respectively.  The carrying value of this investment amounted to Php100 million each as at March 31, 2022 and December 31, 2021.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027.  The bond has a gross coupon rate of 4.6250% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost.  Interest income, net of withholding tax, recognized on this investment amounted to Php2.8 million for the three months ended March 31, 2022.  The carrying value of this investment amounted to Php300 million each as at March 31, 2022 and December 31, 2021.

On March 4, 2022, PLDT and Smart purchased at par a 5-year Retail Treasury Bond Tranche 27 with face value of Php40 million maturing on March 4, 2027.  The bond has a gross coupon rate of 4.8750% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost.  Interest income, net of withholding tax, recognized on this investment amounted to Php117 thousand for the three months ended March 31, 2022.  The carrying value of this investment amounted to Php40 million as at March 31, 2022.

BDO ASEAN Sustainable Bond

On January 28, 2022, PLDT and Smart purchased at par a two-year BDO Fixed Rate ASEAN Sustainability Bond Due 2024 with face value of Php100 million maturing on January 28, 2024.  The bond has a gross coupon rate of 2.90% payable on a quarterly basis.  The bond is classified as debt instrument at amortized cost.  Interest income, net of withholding tax, recognized on this investment amounted to Php389 thousand for the three months ended March 31, 2022.  The carrying value of this investment amounted to Php100 million as at March 31, 2022.

Time Deposits

In June 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO Unibank, Inc., or BDO, maturing on June 29, 2022 at a gross coupon rate of 0.90% (net of Trust Fees).  This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.  Investment was preterminated on October 21, 2021.  Interest income, net of withholding tax, recognized on this investment amounted to US$19 thousand, or Php1 million, for the three months ended March 31, 2021.

In July 2020, PLDT invested US$10.0 million in a two-year time deposit with BDO maturing on July 2, 2022 at a gross coupon rate of 1.00%.  This long-term fixed rate time deposit pays interest on a monthly basis or an estimate of 30 days.  The deposits may be terminated prior to maturity at the applicable pretermination rates.  Investment was preterminated on October 21, 2021. Interest income, net of withholding tax, recognized on this investment amounted to US$21 thousand, or Php1 million, for the three months ended March 31, 2021.

In July 2020, PLDT and Smart invested US$2.0 million each in a two-year time deposit with Landbank of the Philippines, or LBP, maturing on July 29, 2022 and August 1, 2022, respectively, at a gross coupon rate of 2.00%.  These long-term fixed rate time deposits pay interest on a yearly basis or an estimate of 360 days. The deposit may be terminated prior to maturity at the applicable pretermination rates.  Interest income, net of withholding tax, recognized on this investment amounted to US$17 thousand, or Php0.9 million, and US$17 thousand, or Php0.84 million, for the three months ended March 31, 2022 and 2021, respectively.  The carrying value of this investment amounted to Php211 million and Php207 million as at March 31, 2022 and December 31, 2021, respectively.

14.	Investment Properties

Changes in investment properties account for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
March 31, 2022 (Unaudited)
Balances at beginning and end of the period	771	3	155	929

December 31, 2021 (Audited)
Balances at beginning of the year	728	4	163	895
Net gains (losses) from fair value adjustments charged to profit or loss	43	(1)	(8)	34
Balances at end of the year	771	3	155	929

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php35 to Php35 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development.  The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php21 million for each of the three months ended March 31, 2022 and 2021.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php13 million and Php11 million for the three months ended March 31, 2022 and 2021, respectively.  See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	Intangible Assets with Finite Life						Total Intangible Assets with		Total Goodwill and
	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Goodwill	Intangible Assets

March 31, 2022 (Unaudited)
Costs:
Balances at beginning and end of the period	4,505	3,016	135	4,703	1,205	799	14,363	62,033	76,396
Accumulated amortization and impairment:
Balances at beginning of the period	4,505	1,892	131	4,703	1,205	771	13,207	654	13,861
Amortization during the period (Notes 4 and 5)	—	47	2	—	—	1	50	—	50
Balances at end of the period	4,505	1,939	133	4,703	1,205	772	13,257	654	13,911
Net balances at end of the period	—	1,077	2	—	—	27	1,106	61,379	62,485
Estimated useful lives (in years)	—	16	18	—	—	5	—	—	—
Remaining useful lives (in years)	—	6	1	—	—	5	—	—	—
December 31, 2021 (Audited)
Costs:
Balances at beginning and end of the year	4,505	3,016	135	4,703	1,205	771	14,335	62,033	76,368
Additions during the year	—	—	—	—	—	28	28	—	28
Balances at end of the year	4,505	3,016	135	4,703	1,205	799	14,363	62,033	76,396
Accumulated amortization and impairment:
Balances at beginning of the year	1,877	1,706	123	4,703	1,205	771	10,385	654	11,039
Amortization during the year (Notes 4 and 5)	2,628	186	8	—	—	—	2,822	—	2,822
Balances at end of the year	4,505	1,892	131	4,703	1,205	771	13,207	654	13,861
Net balances at end of the year	—	1,124	4	—	—	28	1,156	61,379	62,535
Estimated useful lives (in years)	—	16	18	—	—	5	—	—	—
Remaining useful lives (in years)	—	6	1	—	—	5	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022 (Unaudited)			December 31, 2021 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	1,077	—	1,077	1,124	—	1,124
Licenses	2	—	2	4	—	4
Others	—	27	27	—	28	28
Total intangible assets	1,079	27	1,106	1,128	28	1,156
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	57,650	4,835	62,485	57,699	4,836	62,535
The consolidated future amortization of intangible assets as at March 31, 2022 are as follows:

Year	(in million pesos)
2022(1)	146
2023	192
2024	192
2025	191
2026 and onwards	385
1,106

(1)	April 1, 2022 through December 31, 2022.

Amortization of Sun Cellular Trademark

Trademark pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  It was assessed during the acquisition that the trademark would have indefinite useful life because we had no plans to fade out DMPI’s trademark.  We expected the continued use of the trademark on our services and we introduced services that displayed the trademark.

In October 2020, we implemented the rebranding of Sun Prepaid into Smart Prepaid.  Subscribers retained their existing Sun numbers while having access to expanded retail customer care channels, data-centric offers of Smart alongside existing select Sun top-up offers.  As a result, we amortized nil and Php1,126 million for each of the three months ended March 31, 2022 and 2021, respectively, of the “Sun Cellular” trademark.  See Note 2 – Summary of Significant Accounting Policies – Sun Prepaid Rebranding to Smart Prepaid and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of intangible assets with finite lives.

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at March 31, 2022, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent group of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 7.38% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period of three years are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at March 31, 2022 and December 31, 2021.

The accumulated impairment balance as at March 31, 2022 and December 31, 2021 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

16.	Cash and Cash Equivalents

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	11,908	10,616
Temporary cash investments (Note 28)	13,922	13,291
	25,830	23,907

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php42 million and Php95 million for the three months ended March 31, 2022 and 2021, respectively.  See Note 5 – Income and Expenses.

17.	Trade and Other Receivables

As at March 31, 2022 and December 31, 2021, this account consists of receivables from:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	15,010	15,676
Corporate subscribers (Note 28)	14,461	13,079
Foreign administrations (Note 28)	1,150	1,341
Domestic carriers (Note 28)	186	241
Dealers, agents and others (Note 28)	5,100	5,288
	35,907	35,625
Less: Allowance for expected credit losses	11,645	13,835
	24,262	21,790

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 28 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at March 31, 2022 and December 31, 2021:

	Retail Subscribers			Corporate Subscribers			Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
		Lifetime ECL			Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL			Lifetime ECL		Total
	(in million pesos)
March 31, 2022 (Unaudited)
Balances at beginning of the period	—	1,573	6,466	—	1,378	3,330	—	121	—	14	87	866	—	3,038	10,797	13,835
Provisions and other adjustments (Note 5)	—	209	(4)	—	224	131	1	1	15	(13)	2	28	—	451	143	594
Reclassifications and reversals	—	(839)	1,986	—	(359)	316	—	(112)	—	(3)	(5)	6	—	(1,203)	2,193	990
Write-offs	—	—	(3,634)	—	—	(152)	—	—	—	—	—	—	—	—	(3,786)	(3,786)
Translation adjustments	—	—	—	—	8	4	—	—	—	—	—	—	—	8	4	12
Balances at end of the period	—	943	4,814	—	1,251	3,629	1	10	15	(2)	84	900	—	2,294	9,351	11,645

December 31, 2021 (Audited)
Balances at beginning of the year	—	2,433	7,557	—	1,380	3,478	9	227	3	58	135	971	—	3,960	12,291	16,251
Provisions and other adjustments (Note 5)	—	(820)	3,516	—	(18)	1,045	(9)	4	(3)	8	(48)	62	—	(898)	4,635	3,737
Reclassifications and reversals	—	(5)	86	—	(1)	(31)	—	(12)	—	—	—	(30)	—	(6)	13	7
Write-offs	—	(35)	(4,693)	—	—	(1,168)	—	(98)	—	(52)	—	(137)	—	(35)	(6,148)	(6,183)
Translation adjustments	—	—	—	—	17	6	—	—	—	—	—	—	—	17	6	23
Balances at end of the year	—	1,573	6,466	—	1,378	3,330	—	121	—	14	87	866	—	3,038	10,797	13,835

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Commercial:
At net realizable value(1)	2,329	2,109
At cost	2,982	2,835
Network:
At net realizable value(1)	513	515
At cost	1,714	1,702
Others:
At net realizable value(1)	1,113	1,038
At cost	1,816	1,813
Total inventories and supplies at the lower of cost or net realizable value	3,955	3,662

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Provisions (Note 5)	265	276
Repairs and maintenance	220	151
Cost of sales	125	2,056
Selling and promotions	4	—
	614	2,483

Changes in the allowance for inventory obsolescence and write-down for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,688	2,363
Reclassification	403	(73)
Provisions (Note 5)	265	847
Translation revaluation	—	2
Reversals	(40)	(11)
Cost of sales	(759)	(440)
Balances at end of the period	2,557	2,688

19.	Prepayments

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors	87,071	82,749
Prepaid taxes	15,160	15,652
Prepaid fees and licenses	2,030	1,631
Prepaid benefit costs (Note 26)	1,315	1,018
Prepaid repairs and maintenance	848	531
Prepaid rent	557	574
Prepaid insurance (Note 25)	178	163
Other prepayments	5,633	5,166
	112,792	107,484
Less current portion of prepayments	14,755	12,707
Noncurrent portion of prepayments	98,037	94,777

Advances to suppliers and contractors are noninterest-bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Pension and Other Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the three months ended March 31, 2022 and 2021.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at any time subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price.  It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments.  The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners.  The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock.  The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT;
(d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at March 31, 2022.  See Note 1 – Corporate Information.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012.  In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price of the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or the Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of the Series HH Shares issued in 2007, the holders of the Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of the Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of the Series HH Shares issued in 2008, the holders of the Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption of the Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective May 11, 2016.  In accordance with the terms and conditions of the Series II Shares, the holder of the Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the Trust Account with RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million.  PLDT’s obligations to pay the trust amounts for Series A to FF has also prescribed, resulting in the recognition of income in 2022 for the same amount as the unclaimed Trust Account that RCBC returned to PLDT.

PLDT has withdrawn Php2 million and Php1 million from the Trust Account, representing total payments on redemption for the three months ended March 31, 2022 and 2021, respectively.  The balance of the Trust Account of Php367 thousand and Php7,842 million, net of the eliminated Php986 million perpetual notes issued by Smart to RCBC, were presented as part of “Current portion of other financial assets” as at March 31, 2022 and December 31, 2021, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes and Note 28 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008.  Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the three months ended March 31, 2022 and 2021 are detailed as follows:

March 31, 2022 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2022	February 21, 2022	March 15, 2022	—	12
Voting Preferred Stock	March 3, 2022	March 23, 2022	April 15, 2022	—	2
Common Stock
Regular Dividend	March 3, 2022	March 17, 2022	April 4, 2022	42.00	9,075
Charged to retained earnings					9,089

*	Dividends were declared based on total amount paid up.

March 31, 2021 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2021	February 22, 2021	March 15, 2021	—	12
Voting Preferred Stock	March 4, 2021	March 24, 2021	April 15, 2021	—	3
					15

Common Stock
Regular Dividend	March 4, 2021	March 18, 2021	April 6, 2021	40.00	8,642
Charged to retained earnings					8,657

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2022 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock(*)
Series IV	May 5, 2022	May 20, 2022	June 15, 2022	—	12
Charged to retained earnings					12

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php59 million and Php236 million as at March 31, 2022 and December 31, 2021, respectively.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to nil and Php57 million as at March 31, 2022 and December 31, 2021, respectively.  On January 18, 2022, Smart redeemed the Php1,100 million perpetual notes issued to RCBC at the relevant Redemption Price.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php70 million and Php281 million as at March 31, 2022 and December 31, 2021, respectively.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes were used to finance capital expenditures.  The notes have no fixed redemption dates.  However, Smart may, at its sole option, redeem the notes.  In accordance with PAS 32, Financial Instruments: Presentation, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

21.	Interest-bearing Financial Liabilities

As at March 31, 2022 and December 31, 2021, this account consists of the following:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	242,620	241,075

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	14,213	11,482
	256,833	252,557

Unamortized debt discount, representing premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php2,528 million and Php2,857 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2022 and for the year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	2,857	1,262
Revaluations during the period	5	13
Accretion during the year included as part of financing costs – net (Note 5)	(91)	(186)
Additions during the period	(243)	1,768
Unamortized debt discount at end of the period	2,528	2,857

Long-term Debt

As at March 31, 2022 and December 31, 2021, long-term debt consists of:

		March 31, 2022		December 31, 2021
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2022 and 2021	588	30,535	588	29,971
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.0500% in 2022 and 2021	187	9,704	205	10,468
		775	40,239	793	40,439
Philippine Peso Debts:
Fixed Rate Retail Bonds	5.2813 in 2022 and 5.2250% to 5.2813% in 2021		2,594		2,594
Term Loans:
Unsecured Term Loans	3.9000% to 5.566%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.6250%) and TDF + 0.2500% in 2022 and 3.9000% to 6.7339%; PHP BVAL + 0.5000% to 0.9000% (floor rate 3.9000% to 4.5000%) and TDF + 0.2500% in 2021		210,000		209,524
			212,594		212,118
Total long-term debt (Notes 28 and 29)			252,833		252,557
Less portion maturing within one year (Note 28)			10,213		11,482
Noncurrent portion of long-term debt (Note 28)			242,620		241,075

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at March 31, 2022 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2022(1)	26	1,344	7,247	8,591
2023	39	2,024	29,993	32,017
2024	39	2,024	11,830	13,854
2025	14	727	22,020	22,747
2026	14	727	14,205	14,932
2027 and onwards	656	34,050	133,170	167,220
Total long-term debt (Note 28)	788	40,896	218,465	259,361

(1)	April 1, 2022 through December 31, 2022.

							Outstanding Amounts
							March 31, 2022				December 31, 2021
				Repurchase Amount			(Unaudited)				(Audited)
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	295	(*)	15,302	(*)	295	(*)	15,017	(*)
PLDT
US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	293	(*)	15,233	(*)	293	(*)	14,954	(*)
							588		30,535		588		29,971

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to refinance debt maturing in 2021, prepay outstanding loans and partially finance capital expenditures.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022				December 31, 2021
					Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	February 24, 2022	—		—		15	(*)	764	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	15	(*)	797	(*)	15	(*)	781	(*)
PLDT
US$25M	March 22, 2016	NTT TC Leasing Co., Ltd., or NTT TC Leasing	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,296	(*)	25	(*)	1,272	(*)
PLDT
US$25M	January 31, 2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,294	(*)	25	(*)	1,271	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	122	(*)	6,317	(*)	125	(*)	6,380	(*)
								187		9,704		205		10,468

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
				Date of	Payments		March 31, 2022		December 31, 2021
				Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400	February 8, 2021	2,594	(*)	2,594	(*)

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	January 12, 2022	—		1,900
PLDT
Php1,500M	April 2, 2014	AIA Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	January 31, 2022	—		1,500
PLDT
Php1,000M	May 23, 2014	AIA Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	February 28, 2022	—		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	930		930
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,395		1,395
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,795	(*)	1,810
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,820		2,820
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,700		4,700
								11,640		16,055

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,690	(*)	4,690	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,690	(*)	4,689	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,689	(*)	4,688	(*)
Smart
Php7,000M	December 18, 2015	China Banking Corporation, or CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	4,199	(*)	4,199	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,842	(*)	2,872	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,693	(*)	5,692	(*)
								26,803		26,830

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,259	(*)	7,338	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,166	(*)	6,165	(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,850	(*)	2,850
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,126	(*)	5,126	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,028	(*)	5,027	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	1,750		1,750
								28,179		28,256

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first-year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,899	(*)	1,899	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	926	(*)	925	(*)
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,873	(*)	1,940
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,350	(*)	3,350	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth-year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,410	(*)	1,455
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,910		1,910
								11,368		11,479

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php3,500M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,360		3,360
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,458	(*)	1,458	(*)
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	December 10, 2021	—		—
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,772	(*)	1,767	(*)
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	880	(*)	878	(*)
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,778	(*)	1,773	(*)
								9,248		9,236

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,934	(*)	1,933	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,485		1,485
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,895	(*)	2,894	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 6, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,869	(*)	4,865	(*)
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	8,162	(*)	7,822	(*)
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,677	(*)	3,708	(*)
								23,022		22,707

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,950	(*)	1,949	(*)
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,950	(*)	1,949	(*)
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,653	(*)	7,635	(*)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,976	(*)	3,975	(*)
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,383	(*)	4,382	(*)
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,865	(*)	2,893	(*)
								22,777		22,783

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,806	(*)	4,854	(*)
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,790	(*)	3,827	(*)
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	2,489	(*)	2,488	(*)
PLDT
Php3,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 28, 2030	May 28, 2020	3,000	—	—	2,951	(*)	2,951	(*)
Smart
Php4,000M	May 20, 2020	LBP	Annual amortization rate equivalent to 1% of principal amount of the loan starting on the first-year up to the ninth-year anniversary of the initial advance and the balance payable upon maturity on November 20, 2030	November 20, 2020	4,000	—	—	3,934	(*)	3,933
PLDT
Php3,000M	May 21, 2020	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2030	December 18, 2020	3,000	—	—	2,950	(*)	2,949	(*)
								20,920		21,002

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	February 9, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on February 16, 2032	February 15, 2021	5,000	—	—	4,916	(*)	4,965	(*)
Smart
Php3,000M	March 4, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 9, 2031	March 9, 2021	3,000	—	—	2,950	(*)	2,979	(*)
Smart
Php3,000M	March 5, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on May 25, 2031	May 25, 2021	3,000	—	—	2,979	(*)	2,979	(*)
Smart
Php4,000M	March 8, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on March 30, 2031	March 30, 2021	4,000	—	—	3,933	(*)	3,972	(*)
PLDT
Php3,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 14, 2032	April 14, 2021	3,000	—	—	2,979	(*)	2,979	(*)
PLDT
Php2,000M	March 31, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on April 29, 2032	April 29, 2021	2,000	—	—	2,000		2,000
								19,757		19,874

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	April 14, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on June 8, 2032	June 8, 2021	4,000	—	—	3,972	(*)	3,971	(*)
Smart
Php3,000M	April 15, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on September 1, 2032	September 1, 2021	3,000	—	—	2,979	(*)	2,978	(*)
PLDT
Php3,000M	April 30, 2021	Metrobank	Annual amortization rate equivalent to 1% of the advance starting on the second-year up to the tenth-year from drawdown date and the balance of 91% payable upon maturity on June 21, 2032	June 21, 2021	3,000	—	—	2,979	(*)	2,978	(*)
PLDT
Php3,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on July 15, 2032	July 15, 2021	3,000	—	—	2,979	(*)	2,978	(*)
PLDT
Php4,000M	June 14, 2021	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eighth-year and tenth-year from drawdown date and equal amortization equivalent to 45.5% of the advance on the ninth-year and upon maturity on September 1, 2032	September 1, 2021	4,000	—	—	3,971	(*)	3,971	(*)
Smart
Php1,000M	September 28, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year from the drawdown date and the balance of 91% payable upon maturity on October 15, 2031	October 15, 2021	1,000	—	—	1,000		1,000
								17,880		17,876

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2022		December 31, 2021
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	November 17, 2021	BDO	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the sixth-year from the drawdown date and the balance of 94% payable upon maturity on November 22, 2028	November 22, 2021	3,000	—	—	2,979	(*)	2,978	(*)
PLDT
Php1,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 1, 2033	December 1, 2021	1,000	—	—	1,000		1,000
PLDT
Php3,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	3,000	—	—	2,978	(*)	2,978	(*)
PLDT
Php4,000M	November 24, 2021	BPI	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the tenth-year anniversary of the drawdown date and the balance payable upon maturity on March 17, 2033	December 17, 2021	4,000	—	—	3,971	(*)	3,970	(*)
PLDT
Php2,500M	December 10, 2021	LBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 17, 2031	December 17, 2021	2,500	—	—	2,500		2,500
Smart
Php3,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the seventh-year from the drawdown date and the balance of 93% payable upon maturity on January 21, 2030	January 20, 2022	3,000	—	—	2,978	(*)	—
Smart
Php2,000M	December 14, 2021	DBP	Annual amortization rate equivalent to 1% of the advance starting on the first-year up to the eight-year from the drawdown date and the balance of 92% payable upon maturity on January 20, 2031	January 20, 2022	2,000	—	—	2,000		—
								18,406		13,426
								210,000		209,525

(*)	Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Short-term Debt

In March and April 2022, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million, respectively, with an interest of 2.60%.  As at March 31, 2022, PLDT has an outstanding short-term debt amounting to Php4,000 million.

U.S. Dollar Fixed Rate Notes

On June 23, 2020, PLDT issued US$300 million 10-year and US$300 million 30-year senior unsecured fixed-rate notes with coupon of 2.50% and 3.45%, respectively.  Proceeds from the issuance of these notes have been used to refinance maturing debt obligations, prepay outstanding loans and partially finance capital expenditures.  The 2031 Notes will mature on January 23, 2031 and the 2050 Notes will mature on June 23, 2050.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 16% was denominated in U.S. Dollars as at March 31, 2022 and December 31, 2021.  Considering PLDT’s hedges and U.S. Dollar cash balances allocated for debt, the unhedged portion of the PLDT’s net debt amounts was approximately 8% (or 4%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 8% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at March 31, 2022 and December 31, 2021, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT;
(e) merging or consolidating with any other company; and (f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.  These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and
(c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at March 31, 2022 and December 31, 2021, we were in compliance with all of our debt covenants.  See
Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22.	Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Contract liabilities and unearned revenues (Note 5)	4,212	3,558
Provision for asset retirement obligations	2,154	2,121
Accrual of capital expenditures under long-term financing	80	300
Others	114	105
	6,560	6,084

The following table summarizes the changes to provision for asset retirement obligations for the three months ended March 31, 2022 and for the year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,121	2,000
Capitalized to ROU assets during the period	26	239
Accretion expenses	18	65
Revaluation due to change in IBR	—	(102)
Change in assumptions	(11)	(62)
Settlement of obligations and others	—	(19)
Provision for asset retirement obligations at end of the period	2,154	2,121

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

23.	Accounts Payable

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	84,329	85,903
Taxes (Note 27)	4,098	1,741
Carriers and other customers (Note 28)	1,580	1,469
Related parties (Notes 25 and 28)	167	200
Others	9,512	10,405
	99,686	99,718

Accounts payable are noninterest-bearing and are normally settled within 180 days.

In 2021, two of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of their Philippine Peso receivables from the Parent Company amounting to Php7,559 million and from Smart amounting to Php1,834 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.

The balance of the amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php8,493 million and Php9,393 million as at March 31, 2022 and December 31, 2021, respectively.  There were no changes in the payment terms.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	63,704	63,105
Accrued employee benefits and other provisions (Note 28)	11,639	9,087
Accrued taxes and related expenses (Note 27)	11,032	11,464
Contract liabilities and unearned revenues (Note 5)	9,404	10,063
Accrued interests and other related costs (Note 29)	1,926	1,783
Liability from redemption of preferred shares (Notes 20 and 28)	—	7,842
Others	2,401	2,769
	100,106	106,113

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statement of accounts from suppliers.  These liabilities are noninterest-bearing and are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued interests and other related costs are noninterest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

Other accrued expenses and other current liabilities are noninterest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at March 31, 2022 and December 31, 2021, and transactions for the three months ended March 31, 2022 and 2021 that have been entered into with related parties:

					March 31,	December 31,		March 31,
				Statement of Financial	2022	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Indirect investment in joint ventures through PCEV:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	114	186	Repairs and maintenance	703	572
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	45 days upon receipt of billings	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	—	Rent	40	—
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	2,785	2,433	Depreciation and amortization	151	100
		2022 – due after March 31, 2023; 2021 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	705	1,118
		2022– due on or before March 31, 2023; 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	637	487
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	3	1

					March 31,	December 31,		March 31,
				Statement of Financial	2021	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities (Note 21)	1,298	1,272	Financing costs – net	5	4
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities (Note 21)	1,298	1,271	Financing costs – net	4	5
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	240	240	Repairs and maintenance	7	4
NTT Communications	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	12	12	Professional and other contracted services	19	19
	On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	3	3
NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable (Note 23)	4	4	Selling and promotions	1	1

					March 31,	December 31,		March 31,
				Statement of Financial	2022	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	13	12	Professional and other contracted services	21	15
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	14	52	Rent	106	93
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	76	83	Depreciation and amortization	7	7
		2022 – due after March 31, 2023; 2021 – due after December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	89	62
		2022 – due on or before March 31, 2023 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	—	30
	PLDT group's other transactions with JGSHI and subsidiaries	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities (Note 24)	49	7	Repairs and maintenance	7	5
							Professional and other contracted services	—	2
							Financing costs – net	1	1

					March 31,	December 31,		March 31,
				Statement of Financial	2022	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	8	10	Insurance and security services	51	65
		Immediately upon receipt of invoice	Unsecured	Prepayments (Note 19)	15	23
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	—	1	Insurance and security services	36	34
First Pacific Investment Management Limited, or FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of US$$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020.  Starting April 2021, the fee has been increased to $220k per month. Smart prepaid the fees for the period April to October 2021 (US$1.54 million).

		–	Unsecured	Prepayments (Note 19)	—	—	Professional and other contracted services	23	15

					March 31,	December 31,		March 31,
				Statement of Financial	2022	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Other related parties:
TV5 Network, Inc.				MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.			Selling and promotions	—	63
Cignal Cable Corporation, or Cignal Cable	PLDT and Smart entered into a two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019. The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee. iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each. This agreement was pre- terminated of March 2021.	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities (Note 24)	—	—	Cost of services	—	—

					March 31,	December 31,		March 31,
				Statement of Financial	2022	2021	Income Statement	2022	2021
Company Name	Particulars	Terms	Conditions	Position Classification	(Unaudited)	(Audited)	Classification	(Unaudited)
					(in million pesos)			(in million pesos)
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 17)	2,186	1,892	Revenues	621	576
		2022 – due after March 31, 2023; 2021 – due after the December 31, 2022	Unsecured	Lease liabilities - net of current portion (Note 10)	—	386	Expenses	5,569	397
		2022 – due on or before March 31, 2023; 2021 – due on or before December 31, 2022	Unsecured	Current portion of lease liabilities (Note 10)	519	234
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	837	750
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 23)	428	1,314
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 24)	17	11

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Share-based payments (Note 26)	356	115
Short-term employee benefits	136	95
Post-employment benefits (Note 26)	5	5
Total compensation paid to key officers of the PLDT Group	497	215

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php26 million and Php25 million for the three months ended March 31, 2022 and 2021, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

26.	Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.  For the purpose of complying with Revised PAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  There is no significant change in the fair value of plan assets from December 31, 2021 to March 31, 2022.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at March 31, 2022 and December 31, 2021, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the three months ended March 31, 2022 and 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	22,298	28,197
Service costs	328	1,614
Interest costs on benefit obligation	241	922
Actuarial losses on obligations – experience	—	538
Actuarial losses on obligations – economic assumptions	—	(5,502)
Actual benefits paid/settlements	(3,471)	(3,471)
Present value of defined benefit obligations at end of the period	19,396	22,298
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	14,683	15,000
Actual contributions	426	3,614
Interest income on plan assets	193	605
Return on plan assets (excluding amount included in net interest)	—	(1,065)
Actual benefits paid/settlements	(3,471)	(3,471)
Fair value of plan assets at end of the period	11,831	14,683
Unfunded status – net	(7,565)	(7,615)
Accrued benefit costs	7,735	7,760
Prepaid benefit costs (Note 19)	170	145

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	328	404
Interest costs – net	48	80
Curtailment/settlement losses and other adjustments	—	—
Net periodic benefit costs (Note 5)	376	484

Actual net losses on plan assets amounted to Php193 million and Php130 million for the years ended March 31, 2022 and 2021, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2022 will amount to Php1,460 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2022:

(in million pesos)
2022(1)	373
2023	427
2024	597
2025	888
2026	1,275
2027 to 2031	13,763

(1)	April 1, 2022 through December 31, 2022.

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
Rate of increase in compensation	5.7%	6.0%
Discount rate	5.3%	3.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2022 and December 31, 2021, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,869)
	(1%)	3,448

Future salary increases	1%	3,328
	(1%)	(2,835)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service.  For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service.  For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%.  In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	11,335	11,332
Shares of stock	2,262	2,316
Mutual funds	128	17
Corporate bonds	291	242
Government securities	8	7
Total noncurrent financial assets	14,024	13,914
Current Financial Assets
Cash and cash equivalents	341	518
Receivables	81	5
Total current financial assets	422	523
Total PLDT’s Plan Assets	14,446	14,437
Subsidiaries Plan Assets	(2,615)	246
Total Plan Assets of Defined Benefit Pension Plans	11,831	14,683

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,508	10,508
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	585	584
BTFHI	100%	100%	242	240
			11,335	11,332

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation.  Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of five years based on the 2021 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11.4% to 11.8%.  Cash flows beyond the five-year period are determined using 0.0% to 4.8% growth rates.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of

Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.  See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs.

In 2019 and 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php3,100 million and Php1,400 million, respectively, to fund MediaQuest’s investment requirements.  The full amounts were fully drawn by MediaQuest during 2019 and 2020.

In 2021 and 2022, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest to fund its cash requirements amounting to Php2,000 million and Php1,000 million, respectively.  As at March 31, 2022, MediaQuest has drawn the total amount of Php2,000 million for the 2021 requirement and P300 million for the 2022 requirement.  The balance of Php700 million is expected to be funded within the year.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million.  The cumulative change in the fair market values of this investment amounted to Php466 million and Php462 million as at March 31, 2022 and December 31, 2021, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php2 million for the three months years ended March 31, 2022 and 2021.  Dividend receivables amounted to Php2 million each as at March 31, 2022 and December 31, 2021.

Shares of Stocks

As at March 31, 2022 and December 31, 2021, this account consists of:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,335	1,401
PLDT	49	48
Others	518	507
Preferred shares	360	360
	2,262	2,316

Dividends earned on PLDT common shares amounted to Php1 million each for the three months ended March 31, 2022 and 2021.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at March 31, 2022 and December 31, 2021.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php12 million for each of the three months ended March 31, 2022 and 2021.

Mutual Funds

Investment in mutual funds includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	94%	94%
Temporary cash investments	2%	4%
Debt and fixed income securities	2%	2%
Mutual funds	1%	—
Receivables and other assets	1%	—
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641.  As at March 31, 2022 and December 31, 2021, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  There is no significant change in the fair value of plan assets from December 31, 2021 to March 31, 2022.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs as at March 31, 2022 and December 31, 2021, and the net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2022 and 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	3,264	2,775
Service costs	79	313
Interest costs on benefit obligation	—	101
Actuarial losses – experience	—	12
Actuarial losses – economic assumptions	—	(40)
Curtailment and others	(388)	103
Present value of defined benefit obligations at end of the period	2,955	3,264
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	4,137	3,651
Actual contributions	116	306
Interest income on plan assets	—	132
Return on plan assets (excluding amount included in net interest)	—	(18)
Actual benefits paid/settlements	(153)	—
Others	—	66
Fair value of plan assets at end of the period	4,100	4,137
Funded status – net	1,145	873
Prepaid benefit costs (Note 19)	1,145	873

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	79	72
Interest costs – net	—	—
Net periodic benefit costs (Note 5)	79	72

Actual net gains on plan assets amounted to nil for the three months ended March 31, 2022 and 2021.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php322 million to the plan in 2022.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2022:

(in million pesos)
2022(1)	66
2023	108
2024	162
2025	209
2026	234
2027 to 2061	1,877

(1)April 1, 2022 through December 31, 2022.

The average duration of the defined benefit obligation at the end of the reporting period is 11 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	5.0%	3.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2022 and December 31, 2021, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.30%)	(9)
	0.62%	18

Future salary increases	0.61%	18
	(0.30%)	(9)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 70% and 30% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,963	2,833
Domestic equities	736	997
International equities	391	844
Philippine foreign currency bonds	206	224
International fixed income	181	558
Total noncurrent financial assets	4,477	5,456
Current Financial Assets
Cash and cash equivalents	1,055	37
Total current financial assets	1,055	37
Total plan assets	5,532	5,493
Less: Employee’s share, forfeitures and mandatory reserve account	1,432	1,356
Total Plan Assets of Defined Contribution Plans	4,100	4,137

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.1% to 10.13% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  This includes investment in PLDT shares with fair value of Php39 million and Php45 million as at March 31, 2022 and December 31, 2021, respectively.

International Equities

Investments in international equities include exchange traded funds managed by BlackRock.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.95% to 10.63% per annum.

International Fixed Income

Investments in international fixed income include mutual funds managed by Pacific Investment Management.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	80%	67%
Investments in listed and unlisted equity securities	20%	33%
	100%	100%

Other Long-term Employee Benefits

TIP

In 2017, the Board of Directors of PLDT approved the Transformation Incentive Program, or TIP, which intended to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals, based on the achievement of telco core income targets.  The program was divided into two cycles.  Cycle 1 covered the performance period from 2017 to 2019, was in the form of PLDT common shares of stocks and later modified to a mix of equity shares and cash grants, and was released in three annual grants.  Cycle 2 covered the performance period from 2020 to 2021, was settled in cash and was released in 2022.  TIP was administered by the ECC.

LTIP

On December 23, 2021, the ECC approved the Long-term Incentive Program, LTIP, covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP pay-out.  Cycle 1 covers performance period from 2022 to 2024.  Payout will be split at the end of the 2nd year and at the end of the 3rd year, based on the achievement of performance targets.  Cycle 2 covers performance period from 2025 and 2026, and is subject to the ECC’s further evaluation and approval of the final terms.

The expense accrued for the LTIP amounted to Php339 million for the three months ended March 31, 2022 and expense accrued for TIP amounted to Php297 million for the three months ended March 31, 2021.

The accrued incentive payable amounted to Php974 million and Php2,384 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at March 31, 2022, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, the Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018 and the case is now submitted for resolution.  On November 29, 2021, the RTC rendered its Decision dismissing the appeal of Smart for lack of jurisdiction without prejudice.  Smart has filed its Motion for Reconsideration last February 2, 2022.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs, as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Withholding Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  The application for compromise was denied on January 21, 2021.

On February 19, 2021, ACeS Philippines entered into an amicable settlement with the Bureau of Internal Revenue pursuant to the provisions of the Civil Code of the Philippines and paid an additional compromise amounting to Php20 million.  On April 18, 2021, the Commissioner of Internal Revenue signed the judicial compromise agreement.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.  As of date of this report, there are no changes on the status of the case.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision of the CA.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and  (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of:
(a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance, or IRM, of PLDT lines which individuals will be covered by the regularization orders because they are performing the core functions of PLDT; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular or core functions of PLDT.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  On February 17, 2020, PLDT submitted its Comment on the Petitions for Review filed by the DOLE Secretary and MKP. PLDT also received the Comment filed by MKP and the DOLE Secretary dated January 13, 2020 and September 3, 2020, respectively.  On September 10, 2020, PLDT filed a Motion for Leave and for Time to File a Consolidated Reply (re: MKP’s Comment dated January 13, 2020 and DOLE

Secretary’s Comment dated September 3, 2020).  On December 23, 2020, PLDT filed its Reply to the Comment submitted by MKP and the DOLE Secretary.  On March 11, 2021, PLDT received DOLE’s Reply dated March 2, 2021.  To date, the Petition is pending resolution by the Supreme Court.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other, or the Co-Use Agreement.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of Republic Act No. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of Republic Act No. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignments.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart.  On January 17, 2019, PLDT and Smart filed their Comment.  Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019.  On February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019.  In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings.  As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe).  The consolidated cases were assigned to the Supreme Court Division in charge of G.R. No. 230798, the case with the lowest docket number.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at March 31, 2022 and December 31, 2021:

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at March 31, 2022 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—		347		347
Debt instruments at amortized cost – net of current portion	540		—		540
Derivative financial assets – net of current portion	—		34		34
Other financial assets – net of current portion	2,973	(1)	—		2,973
Current:
Cash and cash equivalents	25,830		—		25,830
Short-term investments	2,901		248	(2)	3,149
Trade and other receivables	24,262		—		24,262
Current portion of derivative financial assets	—		140		140
Current portion of debt instruments at amortized cost	211		—		211
Current portion of other financial assets	277	(1)	—		277
Total assets	56,994		769		57,763

Liabilities as at March 31, 2022 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	242,620		—		242,620
Lease liabilities – net of current portion	16,581		—		16,581
Derivative financial liabilities – net of current portion	—		190		190
Customers' deposits	2,272		—		2,272
Deferred credits and other noncurrent liabilities	186		—		186
Current:
Accounts payable	95,576		—		95,576
Accrued expenses and other current liabilities	79,309		—		79,309
Current portion of interest-bearing financial liabilities	14,213		—		14,213
Current portion of lease liabilities	4,652		—		4,652
Dividends payable	10,782		—		10,782
Current portion of derivative financial liabilities	—		73		73
Total liabilities	466,191		263		466,454
Net assets (liabilities)	(409,197)		506		(408,691)

(1)	Includes refundable deposits and notes receivables.
(2)

Includes investments in the funds of Credit Suisse and Julius Baer.  PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse in 2021.  As at March 31, 2022, the fund’s value is US$3.4 million which was fully impaired.  In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer.  As at March 31, 2022, the fund’s value is US$4.81 million.

	Financial instruments at amortized cost		Financial instruments at FVPL		Total financial instruments
	(in million pesos)
Assets as at December 31, 2021 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—		339		339
Debt instruments at amortized cost – net of current portion	400		—		400
Derivative financial assets – net of current portion	—		48		48
Other financial assets – net of current portion	3,099	(1)	—		3,099
Current:
Cash and cash equivalents	23,907		—		23,907
Short-term investments	1,986		255	(2)	2,241
Trade and other receivables	21,790		—		21,790
Current portion of derivative financial assets	—		93		93
Current portion of debt instruments at amortized cost	207		—		207
Current portion of other financial assets	208	(1)	6,856	(3)	7,064
Total assets	51,597		7,591		59,188

Liabilities as at December 31, 2021 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	241,075		—		241,075
Lease liabilities – net of current portion	17,131		—		17,131
Derivative financial liabilities – net of current portion	—		100		100
Customers' deposits	2,270		—		2,270
Deferred credits and other noncurrent liabilities	398		—		398
Current:
Accounts payable	97,959		—		97,959
Accrued expenses and other current liabilities	76,377		7,842		84,219
Current portion of interest-bearing financial liabilities	11,482		—		11,482
Current portion of lease liabilities	4,555		—		4,555
Dividends payable	1,708		—		1,708
Current portion of derivative financial liabilities	—		115		115
Total liabilities	452,955		8,057		461,012
Net assets (liabilities)	(401,358)		(466)		(401,824)

(1)	Includes refundable deposits and notes receivables.
(2)

Includes investments in the funds of Credit Suisse and Julius Baer.  PLDT withdrew US$6.6 million from the Supply Chain Finance fund of Credit Suisse in 2021.  As at December 31, 2021, the fund’s value is US$3.4 million which was fully impaired as at year-end.  In November 2021, Smart invested US$5.0 million in the Focus Fixed Income Asia Defensive fund of Julius Baer.  As at December 31, 2021, the fund’s value is US$5.02 million.

(3)	Includes RCBC Redemption Trust Account. See Note 20 – Equity – Redemption of Preferred Stock.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at March 31, 2022 and December 31, 2021:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
March 31, 2022 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	7,549	6,410	1,139
Domestic carriers	375	202	173
Total	7,924	6,612	1,312
Current Financial Liabilities
Accounts payable
Suppliers and contractors	84,393	64	84,329
Carriers and other customers	14,752	3,672	11,080
Total	99,145	3,736	95,409

December 31, 2021 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	7,625	6,405	1,220
Domestic carriers	595	368	227
Total	8,220	6,773	1,447
Current Financial Liabilities
Accounts payable
Suppliers and contractors	132,459	46,556	85,903
Carriers and other customers	16,950	5,093	11,857
Total	149,409	51,649	97,760

There are no financial instruments subject to an enforceable master netting arrangement as at March 31, 2022 and December 31, 2021.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2022 and December 31, 2021 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	540	400	532	403
Other financial assets – net of current portion	2,973	3,099	2,996	2,664
Total	3,513	3,499	3,528	3,067
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	242,620	241,075	237,003	242,545
Customers' deposits	2,272	2,270	1,529	1,619
Deferred credits and other noncurrent liabilities	186	398	203	404
Total	245,078	243,743	238,735	244,568

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at March 31, 2022 and December 31, 2021.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2022				December 31, 2021
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	322	25	347	—	315	24	339
Derivative financial assets – net of current portion	—	34	—	34	—	48	—	48
Current Financial Assets
Short-term investments	—	248	—	248	—	255	—	255
Current portion of derivative financial assets	—	140	—	140	—	93	—	93
Current portion of other financial assets	—	—	—	—	—	6,856	—	6,856
Total	—	744	25	769	—	7,567	24	7,591

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	190	—	190	—	100	—	100
Current Financial Liabilities
Accrued expenses and other current liabilities	—	—	—	—	—	7,842	—	7,842
Current portion of derivative financial liabilities	—	73	—	73	—	115	—	115
Total	—	263	—	263	—	8,057	—	8,057

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at March 31, 2022 and December 31, 2021, there were no transfers into and out of Level 3 fair value measurements.

As at March 31, 2022 and December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps, foreign currency options and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges.  Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions.  Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement.  For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at March 31, 2022 and December 31, 2021, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at March 31, 2022 and December 31, 2021:

							March 31, 2022		December 31, 2021
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$40	Various dates in October 2021 to March 2022	U.S. Dollar Liabilities	Various dates in April to July 2022	—	Php51.12	US$40	33	US$69	17
	US$11	Various dates in April 2022	U.S. Dollar Liabilities	Various dates in July and August 2022	—	Php52.04	—	—	—	—
Foreign exchange options capped forward(a)	US$6	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.80	US$6	(7)	US$6	(2)
					—	Php52.17	—	—	—	—
Foreign exchange options seagull(b)	US$4	Various dates in October 2021	U.S. Dollar Liabilities	Various dates in May 2022	—	Php50.68	4	(3)	4	(1)
					—	Php51.02	—	—	—	—
					—	Php52.05	—	—	—	—
								23		14
Smart
Forward foreign exchange contracts	US$332	Various dates in 2020 and 2021	U.S. Dollar Liabilities	Various dates in 2021	—	Php49.03	—	—	—	—
	US$154	Various dates in 2021 and 2022	U.S. Dollar Liabilities	Various dates in 2022	—	Php51.07	US$96	76	US$116	40
Subsidized forwards(c)	US$2	Various dates in November 2021	U.S. Dollar Liabilities	Various dates in April and May 2022	—	Php50.38	—	—	—	—
					—	Php51.65	US$2	(2)	US$2	(1)
Seagull(d)	US$7	Various dates in November 2021 to February 2022	U.S. Dollar Liabilities	Various dates in 2022	—	Php50.60	—	—	—	—
					—	Php51.58	—	—	—	—
					—	Php52.40	US$7	(3)	US$3	(2)
								71		37
								94		51
Transactions designated as hedges:
PLDT
Interest rate swaps(e)	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	—	—	US$11	(5)
Long-term currency swaps(f)	US$27	November 2018 to August 2020	200 MUFG Bank, Ltd.	February 25, 2022	2.15%	Php50.78	—	—	US$5	2
Long-term foreign currency options(g)	US$290	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.61 Php55.28	US$290	(222)	US$290	(175)
								(222)		(178)
Smart
Interest rate swaps(h)	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	—	—	—	—
Long-term currency swaps(i)	US$6	February 2019	100 Mizuho	December 7, 2021	2.22%	Php51.83	—	—	—	—
	US$6	August 2020	100 Mizuho	December 7, 2022	1.99%	Php48.64	US$3	9	US$3	9
Long-term foreign currency options(j)	US$109	February to April 2021	140 PNB	December 13, 2030	1.63%	Php48.00 Php53.34	US$97	30	US$99	44
								39		53
								(183)		(125)
								(89)		(74)

(a)

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles above Php52.17, PLDT will purchase the U.S. Dollar for Php50.80 plus the excess above Php52.17, and if the exchange rate is at or lower than Php52.17, PLDT will purchase the U.S. Dollar at Php50.80.

(b)

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php51.02 to Php52.05, PLDT will purchase the U.S. Dollar for Php51.02. However, if on maturity, the exchange rate settles above Php52.05, PLDT will purchase the U.S. Dollar for Php51.02 plus the excess above Php52.05, and if the exchange rate is lower than Php51.02, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php50.68.

(c)

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles above Php51.65, Smart will purchase the U.S. Dollar for Php50.38 plus the excess above Php51.65, and if the exchange rate is at or lower than Php51.65, Smart will purchase the U.S. Dollar at Php50.38.

(d)

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php51.58 to Php52.40, Smart will purchase the U.S. Dollar for Php51.58. However, if on maturity, the exchange rate settles above Php52.40, Smart will purchase the U.S. Dollar for Php51.58 plus the excess above Php52.40, and if the exchange rate is lower than Php51.58, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php50.60.

(e)

PLDT’s interest rate swap agreements outstanding as at March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to nil and Php1 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Interest accrual on the interest rate swaps amounting to nil and Php3 million were recorded as at March 31, 2022 and December 31, 2021, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2022 and 2021.

(f)

PLDT’s long-term principal only-currency swap agreements outstanding as at March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to nil and Php4 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to nil and Php2 million were recognized as at March 31, 2022 and December 31, 2021, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to nil and Php1 million were recognized in our consolidated income statements for the three months ended March 31, 2022 and 2021, respectively.

(g)

PLDT’s long-term foreign currency option agreements outstanding as at March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.61 and Php55.28, PLDT will purchase the U.S. dollar at Php49.61.  However, if on fixing date, the exchange rate is beyond Php55.28, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.67, and if the exchange rate is lower than Php49.61, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate.  The mark-to-market losses amounting to Php190 million and Php100 million were recognized in our consolidated statement of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php32 million and Php75 million were recognized as at March 31, 2022 and December 31, 2021, respectively.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php26 million and Php27 million were recognized in our consolidated income statement for the three months ended March 31, 2022 and 2021, respectively.

(h)

Smart’s interest rate swap agreements outstanding as at March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to nil was recognized in our consolidated statements of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Interest accrual amounting to nil was recognized as at March 31, 2022 and December 31, 2021, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2022 and 2021.

(i)

Smart’s long-term principal only-currency swap agreements outstanding as March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php10 million and Php9 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php1 million and Php201 thousand were recognized as at March 31, 2022 and December 31, 2021, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php250 thousand and Php69 thousand were recognized in our consolidated income statements for the three months ended March 31, 2022 and 2021, respectively.

(j)

Smart’s long-term foreign currency option agreements outstanding as at March 31, 2022 and December 31, 2021 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.  If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00.  However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate minus a subsidy of Php5.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate.  The mark-to-market gains amounting to Php34 million and Php48 million were recognized in our consolidated statement of other comprehensive income as at March 31, 2022 and December 31, 2021, respectively.  Hedge cost accrual on the long-term foreign currency option agreements amounting to Php4 million each was recognized as at March 31, 2022 and December 31, 2021.  The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php9 million and Php3 million were recognized in our consolidated income statement for the three months ended March 31, 2022 and 2021, respectively.

Our derivative financial instruments as at March 31, 2022 and December 31, 2021 are presented in the statements of financial position as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent assets	34	48
Current assets	140	93
Noncurrent liabilities (Note 29)	(190)	(100)
Current liabilities (Note 29)	(73)	(115)
Net liabilities	(89)	(74)

Movements of our consolidated mark-to-market losses for the three months ended March 31, 2022 and for the three months ended March 31, 2022 are summarized as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(74)	(514)
Gains on derivative financial instruments (Note 4)	536	1,651
Effective portion recognized in the profit or loss for the cash flow hedges	(20)	(75)
Net fair value losses on cash flow hedges charged to other comprehensive income	(516)	(967)
Settlements, interest expense and others	(15)	(169)
Net mark-to-market losses at end of the period	(89)	(74)

Our consolidated analysis of gains on derivative financial instruments for the three months ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)	536	130
Hedge costs	(64)	(50)
Net gains on derivative financial instruments (Notes 4 and 5)	472	80

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below.  We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations.  To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives.  These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php25,830 million and Php3,149 million, respectively, as at March 31, 2022, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2022 and December 31, 2021:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2022 (Unaudited)
Financial instruments at amortized cost:	57,344	53,218	3,032	470	624
Other financial assets	3,863	277	2,832	430	324
Debt instruments at amortized cost	751	211	200	40	300
Temporary cash investments	13,922	13,922	—	—	—
Short-term investments	2,901	2,901	—	—	—
Retail subscribers	15,010	15,010	—	—	—
Corporate subscribers	14,461	14,461	—	—	—
Foreign administrations	1,150	1,150	—	—	—
Domestic carriers	186	186	—	—	—
Dealers, agents and others	5,100	5,100	—	—	—
Financial instruments at FVPL:	769	422	—	—	347
Short-term investments	422	422	—	—	—
Financial assets at fair value through profit or loss	347	—	—	—	347
Total	58,113	53,640	3,032	470	971

December 31, 2021 (Audited)
Financial instruments at amortized cost:	55,428	51,317	2,898	430	783
Other financial assets	3,919	208	2,798	430	483
Debt instruments at amortized cost	607	207	100	—	300
Temporary cash investments	13,291	13,291	—	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	15,676	—	—	—
Corporate subscribers	13,079	13,079	—	—	—
Foreign administrations	1,341	1,341	—	—	—
Domestic carriers	241	241	—	—	—
Dealers, agents and others	5,288	5,288	—	—	—
Financial instruments at FVPL:	7,624	7,285	—	—	339
Financial assets at fair value through profit or loss	339	—	—	—	339
Short-term investments	429	429	—	—	—
Other financial assets	6,856	6,856	—	—	—
Total	63,052	58,602	2,898	430	1,122

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2022 and December 31, 2021:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2022 (Unaudited)
Debt(1):	334,108	10,433	76,832	62,483	184,360
Principal	259,361	10,296	48,038	47,308	153,719
Interest	74,747	137	28,794	15,175	30,641
Lease obligations	30,485	11,800	8,380	4,578	5,727
Various trade and other obligations:	186,970	184,491	360	40	2,079
Suppliers and contractors	84,408	84,329	73	6	—
Utilities and related expenses	64,112	64,091	21	—	—
Employee benefits	11,641	11,641	—	—	—
Dividends	10,782	10,782	—	—	—
Customers’ deposits	2,273	—	160	34	2,079
Carriers and other customers	1,580	1,580	—	—	—
Others	12,174	12,068	106	—	—
Total contractual obligations	551,563	206,724	85,572	67,101	192,166

December 31, 2021 (Audited)
Debt(1):	331,933	7,681	77,865	53,026	193,361
Principal	255,414	7,649	48,404	37,552	161,809
Interest	76,519	32	29,461	15,474	31,552
Lease obligations	30,770	11,609	9,004	4,523	5,634
Various trade and other obligations:	179,484	176,816	667	54	1,947
Suppliers and contractors	86,203	85,903	292	8	—
Utilities and related expenses	62,989	62,988	1	—	—
Employee benefits	9,090	9,090	—	—	—
Liability from redemption of preferred shares	7,842	7,842	—	—	—
Customers’ deposits	2,270	—	277	46	1,947
Dividends	1,708	1,708	—	—	—
Carriers and other customers	1,469	1,469	—	—	—
Others	7,913	7,816	97	—	—
Total contractual obligations	542,187	196,106	87,536	57,603	200,942

(1)	Consists of short-term and long-term debts, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	11,800	11,609
After one year but not more than five years	12,958	13,527
More than five years	5,727	5,634
Total	30,485	30,770

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php186,970 million and Php179,484 million as at March 31, 2022 and December 31, 2021, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

We have no outstanding commercial commitments, in the form of letters of credit, as at March 31, 2022 and December 31, 2021.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at March 31, 2022 and December 31, 2021.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars.  As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy are recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
March 31, 2022 (Unaudited)
Long-term currency swaps	3	—	Derivative financial assets – net of current portion
	—	10	Current portion of derivative financial assets
Long-term foreign currency options	386	34	Derivative financial assets – net of current portion
	—	(190)	Derivative financial liabilities – net of current portion
	389	(146)

December 31, 2021 (Audited)
Long-term currency swaps	8	—	Derivative financial assets – net of current portion
	—	15	Current portion of derivative financial assets
	—	(2)	Current portion of derivative financial liabilities
Long-term foreign currency options	389	48	Derivative financial assets – net of current portion
	—	(100)	Derivative financial liabilities – net of current portion
	397	(39)

The impact of the hedged items on our consolidated statements of financial position as at March 31, 2022 December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	—
US$100M PNB	(11)	—	(11)	—
US$200M MUFG Bank, Ltd.	(11)	—	(8)	2
US$300M Notes 2031	(1,399)	32	(1,011)	75
	(1,694)	32	(1,303)	77

Smart:
US$100M Mizuho	(3)	1	(9)	—
US$140M PNB	(123)	4	(429)	4
	(126)	5	(438)	4

The effect of the cash flow hedge on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
March 31, 2022 (Unaudited)
Long-term currency swaps	(298)	Other comprehensive loss
Long-term foreign currency options	(1,522)	Other comprehensive loss
	(1,820)

December 31, 2021 (Audited)
Long-term currency swaps	(301)	Other comprehensive loss
Long-term foreign currency options	(1,440)	Other comprehensive loss
	(1,741)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	1	34	1	48
Other financial assets – net of current portion	—	18	—	19
Total noncurrent financial assets	1	52	1	67
Current Financial Assets
Cash and cash equivalents	166	8,602	146	7,466
Short-term investments	20	1,052	5	254
Trade and other receivables – net	155	8,054	142	7,218
Current portion of derivative financial assets	3	140	2	93
Current portion of debt instruments at amortized cost	4	211	4	207
Total current financial assets	348	18,059	299	15,238
Total Financial Assets	349	18,111	300	15,305
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	730	37,878	758	38,648
Derivative financial liabilities – net of current portion	4	190	2	100
Other noncurrent liabilities	—	26	—	23
Total noncurrent financial liabilities	734	38,094	760	38,771
Current Financial Liabilities
Accounts payable	1,188	61,654	1,150	58,599
Accrued expenses and other current liabilities	240	12,441	239	12,164
Current portion of interest-bearing financial liabilities	54	2,812	44	2,252
Current portion of derivative financial liabilities	1	73	2	115
Total current financial liabilities	1,483	76,980	1,435	73,130
Total Financial Liabilities	2,217	115,074	2,195	111,901

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php51.91 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at March 31, 2022.

(2)	The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.97 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2021.

As at May 4, 2022, the Philippine Peso-U.S. Dollar exchange rate was Php52.46 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php1,027 million as at March 31, 2022.

Approximately 16% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at March 31, 2022 and December 31, 2021.  Our consolidated foreign currency-denominated debt decreased to Php40,239 million as at March 31, 2022 from Php40,439 million as at December 31, 2021.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts and long-term foreign currency options were US$389 million and US$397 million as at March 31, 2022 and December 31, 2021, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 8% (or 4%, net of our consolidated U.S. Dollar cash balances allocated for debt) and 8% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at March 31, 2022 and December 31, 2021, respectively.

Approximately 23% and 17% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the three months ended March 31, 2022 and 2021, respectively.  Approximately 21% and 16% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the three months ended March 31, 2022 and 2021, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 1.83% against the U.S. Dollar to Php51.91 to US$1.00 as at March 31, 2022 from Php50.97 to US$1.00 as at December 31, 2021.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php1,060 million and Php623 million for the three months ended March 31, 2022 and 2021, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until June 30, 2022.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 1.14% as compared to the exchange rate of Php51.91 to US$1.00 as at March 31, 2022.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 1.14% as at March 31, 2022, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2022 and stockholders’ equity as at March 31, 2022 would have been approximately Php816 million and Php16 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy are recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
March 31, 2022 (Unaudited)
Interest rate swaps	—	—	Derivative financial assets – net of current portion
	—	—	Current portion of derivative financial assets
	—	—	Current portion of derivative financial liabilities
	—	—

December 31, 2021 (Unaudited)
Interest rate swaps	11	—	Derivative financial assets – net of current portion
	—	21	Current portion of derivative financial assets
	—	(26)	Current portion of derivative financial liabilities
	11	(5)

The impact of the hedged items on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
(in million pesos)
PLDT:
US$200M MUFG Bank, Ltd.	—	—	(1)	—

The effect of the cash flow hedge on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
March 31, 2022 (Unaudited)
Interest rate swaps	—	Other comprehensive loss

December 31, 2021 (Audited)
Interest rate swaps	(1)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2022 and December 31, 2021.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2022 (Unaudited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	4	—	—	—	—	4	211	—	211	4	211
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	5	—	1	5	11	540	—	540	10	532
Interest rate	—	2.3750% to 2.9000%	—	4.8750%	4.6250%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	2	—	—	—	—	2	120	—	120	2	120
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	135	—	—	—	—	135	6,976	—	6,976	135	6,976
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	84	—	—	—	—	84	4,360	—	4,360	84	4,360
Interest rate	0.0500% to 0.4500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	184	—	—	—	—	184	9,562	—	9,562	184	9,562
Interest rate	0.2000% to 1.5500%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	20	—	—	—	—	20	1,052	—	1,052	20	1,052
Interest rate	0.1500% to 0.6000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	40	—	—	—	—	40	2,097	—	2,097	40	2,097
Interest rate	1.6000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
	469	5	—	1	5	480	24,918	—	24,918	479	24,910

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	31,144	609	30,535	535	27,753
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
Philippine Peso	81	556	116	749	776	2,278	118,270	1,047	117,223	2,187	113,515
Interest rate	4.5500%	3.9000% to 5.5280%	4.0000% to 5.5280%	4.0000% to 5.5280%	4.0000% to 5.5280%	—	—	—	—	—	—
Variable Rate

U.S. Dollar Loans	40	53	14	28	53	188	9,752	48	9,704	188	9,752
Interest rate	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	63	123	134	1,533	1,853	96,195	824	95,371	1,853	96,195
Interest rate	—	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.6250%)	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 3.9000% to 4.6250%)	0.6000% to 0.9000% over PHP BVAL (floor rate 3.9000% to 4.6250%)	—	—	—	—	—	—
Short-term Debt
Notes Payable
Philippine Peso	77	—	—	—	—	77	4,000	—	4,000	77	4,000
Interest rate	2.6000%	—	—	—	—	—	—	—	—	—	—
	198	672	253	911	2,962	4,996	259,361	2,528	256,833	4,840	251,215

As at December 31, 2021 (Audited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	4	—	—	—	—	4	207	—	207	4	207
Interest rate	2.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	2	—	6	8	400	—	400	8	403
Interest rate	—	—	2.3750%	—	4.6250%	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	3	—	—	—	—	3	152	—	152	3	152
Interest rate	0.0500% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	99	—	—	—	—	99	5,068	—	5,068	99	5,068
Interest rate	0.0500% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	53	—	—	—	—	53	2,676	—	2,676	53	2,676
Interest rate	0.0500% to 0.2000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	208	—	—	—	—	208	10,615	—	10,615	208	10,615
Interest rate	0.2000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	39	—	—	—	—	39	1,986	—	1,986	39	1,986
Interest rate	0.5000% to 1.9900%	—	—	—	—	—	—	—	—	—	—
	406	—	2	—	6	414	21,104	—	21,104	414	21,107

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	30,584	613	29,971	597	30,441
Interest rate	—	—	—	—	2.5000% to 3.4500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	4	—	—	—	—	4	191	—	191	4	193
Interest rate	2.8850%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	120	519	185	649	1,122	2,595	132,285	1,056	131,229	2,571	131,039

Interest rate	4.5500% to 5.4000%	3.9000% to 6.3457%	4.0000% to 6.3457%	4.0000% to 6.3457%	4.2588% to 6.3457%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	26	53	39	28	56	202	10,329	52	10,277	202	10,329
Interest rate	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	59	95	59	1,396	1,609	82,025	1,136	80,889	1,609	82,025
Interest rate	—	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.5000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	0.6000% to 0.9000% over PHP BVAL/ 0.2500% over TDF (floor rate 3.9000% to 4.5000%)	—	—	—	—	—	—
	150	631	319	736	3,174	5,010	255,414	2,857	252,557	4,983	254,027

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 41% and 36% of our consolidated debts were variable rate debts as at March 31, 2022 and December 31, 2021, respectively.  Our consolidated variable rate debt increased to Php105,947 million as at March 31, 2022 from Php92,354 million as at December 31, 2021.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of nil and US$11 million as at March 31, 2022 and December 31, 2021, respectively, approximately 59% and 64% of our consolidated debts were fixed as at March 31, 2022 and December 31, 2021, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until June 30, 2022.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 20 basis points, or bps, and 25 bps higher/lower, respectively, as compared to levels as at March 31, 2022.  If the U.S. Dollar interest rates had been 20 bps higher/lower as compared to market levels as at March 31, 2022, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2022 and stockholders’ equity as at March 31, 2022 would have been approximately nil and Php20 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 25 bps higher/lower as compared to market levels as at March 31, 2022, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2022 and stockholders’ equity as at March 31, 2022 would have been approximately Php1 million and Php17 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations.  We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties.  Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity.  Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	347	339
Derivative financial assets – net of current portion	34	48
Current portion of derivative financial assets	140	93
Total	521	480

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2022 and December 31, 2021.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at March 31, 2022 and December 31, 2021, the gross exposure to credit risk equal their carrying amount.

For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that we would have to pay if the guarantees are called upon.  For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	March 30, 2022 (Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	28,746	10,991	—	39,737
Standard grade	3,986	3,722	—	7,708
Substandard grade	—	9,549	—	9,549
Default	787	2,294	9,351	12,432
Gross carrying amount	33,519	26,556	9,351	69,426
Less allowance	787	2,294	9,351	12,432
Carrying amount	32,732	24,262	—	56,994

	December 31, 2021 (Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,251	9,180	—	38,431
Standard grade	556	4,116	—	4,672
Substandard grade	—	8,494	—	8,494
Default	612	3,038	10,797	14,447
Gross carrying amount	30,419	24,828	10,797	66,044
Less allowance	612	3,038	10,797	14,447
Carrying amount	29,807	21,790	—	51,597
Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at March 31, 2022 and December 31, 2021.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2022 and December 31, 2021:

	March 31, 2022 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	56,994	484	56,510
Other financial assets	3,250	—	3,250
Debt instruments at amortized cost	751	—	751
Cash and cash equivalents	25,830	123	25,707
Short-term investments	2,901	—	2,901
Retail subscribers	9,253	7	9,246
Corporate subscribers	9,581	354	9,227
Foreign administrations	1,139	—	1,139
Domestic carriers	173	—	173
Dealers, agents and others	4,116	—	4,116
Financial instruments at FVPL:	769	—	769
Financial assets at FVPL	347	—	347
Short-term investments	248	—	248
Forward foreign exchange contracts	108	—	108
Long-term foreign currency options	34	—	34
Interest rate swap	22	—	22
Long-term currency swaps	10	—	10
Total	57,763	484	57,279

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at March 31, 2022.

	December 31, 2021 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	51,597	513	51,084
Other financial assets	3,307	—	3,307
Debt instruments at amortized cost	607	—	607
Cash and cash equivalents	23,907	127	23,780
Short-term investments	1,986	—	1,986
Corporate subscribers	8,371	379	7,992
Retail subscribers	7,637	7	7,630
Foreign administrations	1,220	—	1,220
Domestic carriers	227	—	227
Dealers, agents and others	4,335	—	4,335
Financial instruments at FVPL:	7,591	—	7,591
Financial assets at FVPL	339	—	339
Short-term investments	255	—	255
Forward foreign exchange contracts	57	—	57
Long-term foreign currency options	48	—	48
Interest rate swap	22	—	22
Long-term currency swaps	14	—	14
Other financial assets	6,856	—	6,856
Total	59,188	513	58,675

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2021.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2022 and December 31, 2021:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
March 31, 2022 (Unaudited)
Financial instruments at amortized cost:	69,252	39,737	7,708	9,549	12,258
Other financial assets	3,863	2,960	290	—	613
Debt instruments at amortized cost	751	751	—	—	—
Cash and cash equivalents	25,830	22,134	3,696	—	—
Short-term investments	2,901	2,901	—	—	—
Retail subscribers	15,010	5,580	529	3,144	5,757
Corporate subscribers	14,461	3,786	1,145	4,650	4,880
Foreign administrations	1,150	237	293	609	11
Domestic carriers	186	76	21	76	13
Dealers, agents and others	5,100	1,312	1,734	1,070	984
Financial instruments at FVPL:	943	642	127	—	174
Short-term investments	422	248	—	—	174
Financial assets at FVPL	347	220	127	—	—
Forward foreign exchange contracts	108	108	—	—	—
Long-term foreign currency options	34	34	—	—	—
Interest rate swap	22	22	—	—	—
Long-term currency swaps	10	10	—	—	—
Total	70,195	40,379	7,835	9,549	12,432

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2021 (Audited)
Financial instruments at amortized cost:	66,044	38,431	4,672	8,494	14,447
Other financial assets	3,919	3,020	287	—	612
Debt instruments at amortized cost	607	607	—	—	—
Cash and cash equivalents	23,907	23,638	269	—	—
Short-term investments	1,986	1,986	—	—	—
Retail subscribers	15,676	5,411	297	1,929	8,039
Corporate subscribers	13,079	2,650	1,044	4,677	4,708
Foreign administrations	1,341	193	486	541	121
Domestic carriers	241	78	46	103	14
Dealers, agents and others	5,288	848	2,243	1,244	953
Financial instruments at FVPL:	7,765	7,467	124	—	174
Financial assets at FVPL	339	215	124	—	—
Short-term investments	429	255	—	—	174
Forward foreign exchange contracts	57	57	—	—	—
Long-term foreign currency options	48	48	—	—	—
Interest rate swap	22	22	—	—	—
Long-term currency swaps	14	14	—	—	—
Other financial assets	6,856	6,856	—	—	—
Total	73,809	45,898	4,796	8,494	14,621

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2022 and December 31, 2021 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2022 (Unaudited)
Financial instruments at amortized cost:	69,252	47,445	4,711	1,703	3,135	12,258
Other financial assets	3,863	3,250	—	—	—	613
Debt instruments at amortized cost	751	751	—	—	—	—
Cash and cash equivalents	25,830	25,830	—	—	—	—
Short-term investments	2,901	2,901	—	—	—	—
Retail subscribers	15,010	6,109	2,427	377	340	5,757
Corporate subscribers	14,461	4,931	2,081	1,163	1,406	4,880
Foreign administrations	1,150	530	106	61	442	11
Domestic carriers	186	97	19	20	37	13
Dealers, agents and others	5,100	3,046	78	82	910	984
Financial instruments at FVPL:	943	769	—	—	—	174
Short-term investments	422	248	—	—	—	174
Financial assets at FVPL	347	347	—	—	—	—
Forward foreign exchange contracts	108	108	—	—	—	—
Long-term foreign currency options	34	34	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Long-term currency swaps	10	10	—	—	—	—
Total	70,195	48,214	4,711	1,703	3,135	12,432

December 31, 2021 (Audited)
Financial instruments at amortized cost:	66,044	43,103	4,200	1,278	3,016	14,447
Other financial assets	3,919	3,307	—	—	—	612
Debt instruments at amortized cost	607	607	—	—	—	—
Cash and cash equivalents	23,907	23,907	—	—	—	—
Short-term investments	1,986	1,986	—	—	—	—
Retail subscribers	15,676	5,708	1,484	171	274	8,039
Corporate subscribers	13,079	3,694	2,420	926	1,331	4,708
Foreign administrations	1,341	679	119	55	367	121
Domestic carriers	241	124	47	17	39	14
Dealers, agents and others	5,288	3,091	130	109	1,005	953
Financial instruments at FVPL:	7,765	7,591	—	—	—	174
Financial assets at FVPL	339	339	—	—	—	—
Short-term investments	429	255	—	—	—	174
Forward foreign exchange contracts	57	57	—	—	—	—
Long-term foreign currency options	48	48	—	—	—	—
Interest rate swap	22	22	—	—	—	—
Long-term currency swaps	14	14	—	—	—	—
Other financial assets	6,856	6,856	—	—	—	—
Total	73,809	50,694	4,200	1,278	3,016	14,621

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the three months ended March 31, 2022 and 2021.

29.	Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at March 31, 2022 and December 31, 2021:

	January 1, 2022		Foreign exchange		March 31, 2022
	(Audited)	Cash flows	movement	Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	252,557	3,151	740	385	256,833
Lease liabilities (Notes 3 and 10)	21,686	(2,261)	—	1,808	21,233
Derivative financial liabilities	215	(30)	—	78	263
Accrued interests and other related costs (Note 24)	1,783	(2,070)	—	2,213	1,926
Dividends (Note 20)	1,708	(15)	—	9,089	10,782
	277,949	(1,225)	740	13,573	291,037

	January 1, 2021		Foreign exchange		December 31, 2021
	(Audited)	Cash flows	movement	Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	222,765	28,538	2,440	(1,186)	252,557
Lease liabilities (Notes 3 and 10)	20,025	(6,547)	—	8,208	21,686
Derivative financial liabilities	536	(25)	—	(296)	215
Accrued interests and other related costs (Note 24)	1,872	(8,922)	—	8,833	1,783
Dividends (Note 20)	1,194	(17,712)	—	18,226	1,708
	246,392	(4,668)	2,440	33,785	277,949

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Acquisition of property and equipment on account	7,151	23,522
Additions to ROU assets (Note 10)	1,249	7,314
Capitalization to property and equipment of:
Inventories	1,446	5,989
Borrowing costs (Notes 5 and 9)	421	1,582
Foreign exchange differences – net (Note 9)	91	29
	10,358	38,436

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	(in million pesos)
Additions to lease liabilities (Note 10)	1,268	7,314